                                                FILED PURSUANT TO RULE 424(b)(3)
                                                REGISTRATION NO. 333-27679

PROSPECTUS

                               3,200,000 SHARES

                     [LOGO OF ZYDECO ENERGY APPEARS HERE]

                                 COMMON STOCK

                               ----------------

  All of the 3,200,000 shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), offered hereby are being sold by Zydeco Energy, Inc. ("Zydeco" or the "Company").

  Since December 21, 1995, the Common Stock has been included on The Nasdaq Stock Market's SmallCap Market (the "Nasdaq SmallCap Market") under the trading symbol "ZNRG." The Common Stock has been approved for listing on the Nasdaq National Market upon notice of official issuance, subject to certain continued listing requirements discussed herein. From December 21, 1993 until December 21, 1995, the Common Stock was quoted on the OTC Bulletin Board under the symbol "TNER." As of August 20, 1997, the last reported sale price for the Common Stock was $5.00 per share. See "Price Range of Common Stock."

                               ----------------

  THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                      UNDERWRITING
                                      PRICE TO       DISCOUNTS AND  PROCEEDS TO
                                       PUBLIC        COMMISSIONS(1) COMPANY(2)
-------------------------------------------------------------------------------
Per Share.......................        $4.25            $0.30         $3.95
-------------------------------------------------------------------------------
Total(3)........................     $13,600,000        $960,000    $12,640,000
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Excludes the value of warrants to be issued to the Underwriters to purchase up to 320,000 shares of Common Stock (the "Underwriter
    Warrants"). The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities
    Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the offering payable by the Company estimated to be $535,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 480,000 additional shares of Common Stock on the same terms and conditions as the Shares offered hereby solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $15,640,000, $1,104,000 and $14,536,000, respectively.
    See "Underwriting."

  The Shares offered hereby are offered by the Underwriters, subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the certificates representing the Shares will be made at the offices of Brean Murray & Co., Inc. in New York, New York on or about August 26, 1997.

                               ----------------

BREAN MURRAY & CO., INC.                                   GAINES, BERLAND INC.

                               ----------------

                The date of this Prospectus is August 21, 1997.

  [Graphic--Sample 3D seismic image with indicated geophysically interpreted features including geologic horizons and faults, with the caption described below.]

High resolution 3D image from seismic data over Cameron Parish, Louisiana at depths ranging from 8,000 feet to 25,000 feet. The image was processed using Zydeco's Wavefield Imaging Technology with a 220 x 220 foot input spacing that yielded an image with a 55 x 55 foot output spacing; included are the interpreted geologic structures, faults and stratigraphic features correlated with known well control information.

                               ----------------

  IN CONNECTION WITH THIS OFFERING THE UNDERWRITERS MAY OVER-ALLOT OR ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING, SYNDICATE SHORT COVERING AND PENALTY BID TRANSACTIONS. SUCH TRANSACTIONS MAY BE EFFECTED THROUGH THE NASDAQ STOCK MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON SHARES ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                   ZYDECO'S WEST CAMERON 3D SEISMIC PROJECT

[Graphic--Image depicts map of geographic region and boundaries of the 228 square mile 3D Seismic Survey of Zydeco Energy, Inc. in Cameron Parish, Louisiana and offshore waters. Also depicted are (i) the boundaries of the 55,000 acre State of Louisiana exclusive seismic permit and (ii) the location and names of productive oil and gas fields in the region with historical cumulative production. A listing of such fields is included in a table within the map, as described below, followed by the caption described below.]

                        CUMULATIVE PRODUCTION(/1/) FROM
                         FIELDS NEAR THE WEST CAMERON
                                SEISMIC PROJECT

      FIELD DESIGNATIONS                                                 BCFE(2)
      ------------------                                                 -------
      Second Bayou/East Must Lake/Holly Beach...........................  1,232
      Cameron Meadows...................................................    221
      Johnson Bayou.....................................................    283
      West Cameron Block 49.............................................    286
      West Cameron Blocks 17 & 19.......................................  1,071
      West Cameron Block 45.............................................    922
                                                                          -----
        Total...........................................................  4,015
                                                                          =====

--------
(1) Includes data supplied by Petroleum Information/Dwights LLC; Copyright
    (1997) Petroleum Information/Dwights LLC.
(2) Net equivalent billion cubic feet of natural gas (Bcfe) assuming crude oil production converted at one barrel per six thousand cubic feet of natural gas.

AS OF THE DATE OF THIS PROSPECTUS, ZYDECO DOES NOT OWN ANY SIGNIFICANT OIL AND GAS LEASES IN THE WEST CAMERON SEISMIC PROJECT AREA. CERTAIN ACREAGE IN THE WEST CAMERON SEISMIC PROJECT AREA IS HELD BY THIRD PARTIES UNDER EXISTING LEASES. SEE "RISK FACTORS--DEPENDENCE UPON SUCCESSFUL LEASE ACQUISITION ACTIVITIES." THE LOCATIONS OF PRODUCING FIELDS AND CUMULATIVE PRODUCTION ARE APPROXIMATE. THE EXISTENCE OF PRODUCING FIELDS OR HISTORICAL PRODUCTION IN AREAS WITHIN OR NEAR THE PROJECT AREA DOES NOT ASSURE THE EXISTENCE OF OIL AND GAS IN COMMERCIAL QUANTITIES ON PROJECT ACREAGE.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
     Prospectus Summary...................................................   4
     Risk Factors.........................................................   8
     Use of Proceeds......................................................  14
     Price Range of Common Stock and Dividend Policy......................  15
     Capitalization.......................................................  16
     Dilution.............................................................  17
     Selected Consolidated Financial Data.................................  18
     Management's Discussion and Analysis of Financial Condition and
      Results of Operations...............................................  19
     Business and Properties..............................................  25
     Management...........................................................  39
     Description of the Company's Securities..............................  48
     Principal Stockholders...............................................  50
     Underwriting.........................................................  51
     Legal Matters........................................................  52
     Change of Accountants................................................  52
     Experts..............................................................  53
     Available Information................................................  53
     Glossary of Certain Industry Terms...................................  54
     Index to Consolidated Financial Statements........................... F-1

                               ----------------

  No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offer other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than in connection with the offer made by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer made by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the Common Stock offered hereby in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to its date.

                               PROSPECTUS SUMMARY

  The following is a summary of certain significant matters discussed elsewhere in this document. This Summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Prospectus including information under "Risk Factors." Prospective investors are urged to read the entire Prospectus. Certain terms used in this Summary and elsewhere in this Prospectus are used as defined in the Summary or elsewhere in this Prospectus. See the "Glossary of Certain Industry Terms" appearing at the end of this Prospectus for the definitions of certain terms used herein. Unless otherwise indicated, all information contained in this Prospectus assumes that the Underwriters' over-allotment option as described in "Underwriting" is not exercised. The "Company" means Zydeco Energy, Inc. and its wholly-owned subsidiaries, Zydeco Exploration, Inc. and Wavefield Image, Inc., and, unless the context otherwise requires, such subsidiaries are also included in the description of the Company. The Shares offered hereby involve a high degree of risk and investors should carefully consider information set forth in "Risk Factors."

                                  THE COMPANY

  Zydeco Energy, Inc. ("Zydeco" or the "Company") is an independent energy company engaged in the exploration for oil and gas utilizing advanced 3D seismic and computer aided exploration ("CAEX") techniques. The Company believes it is one of the few independent exploration companies with comprehensive in-house technology and expertise enabling it to use the most recent advances in such 3D seismic and CAEX technology. Zydeco's geophysicists design the seismic data acquisition survey, manage the acquisition of seismic data and process and interpret the resulting data. The Company believes that its technology and expertise enable it to acquire and analyze seismic data efficiently over large geographical areas. The Company attempts to concentrate its efforts in areas previously unexplored with advanced 3D seismic technology. Based upon analysis of processed data, Zydeco personnel identify and rank potential oil and gas prospects for leasehold acquisition. The Company intends to enter into agreements with experienced industry partners for the development of such prospects and retain significant non-operating production interests in those prospects.

  Zydeco's present exploration efforts are focused in the Louisiana Transition Zone, the region of land and shallow water extending several miles both onshore and offshore from the coastline of Louisiana. The Louisiana Transition Zone is part of a geologically complex trend in which large oil and natural gas reserves have been discovered and produced. However, the Company believes that the Louisiana Transition Zone has historically been underexplored with 3D seismic techniques relative to nearby and geologically related deeper waters and lands inland from the coastline, primarily due to characteristics that make seismic data acquisition difficult and expensive. The Company believes that the comparatively low levels of 3D seismic exploration in the Louisiana Transition Zone provide significant opportunities for prospect identification in a region with prolific historical oil and gas production.

  The Company's three senior executives have an average of 29 years experience in the oil and gas exploration business. In addition, the Company has assembled an experienced exploration team of geophysicists and geologists with substantial industry experience in exploration and advanced seismic technology and analysis. This team has successfully assembled an integrated hardware and software seismic processing system which allows the Company to capitalize on the most recent developments in 3D seismic and CAEX technology. These recent developments include a processing technique initially licensed and recently acquired by the Company ("Wavefield Imaging Technology") which substantially reduces the cost of seismic data acquisition for certain surveys while improving the resolution of the subsurface image. The Company recently acquired Wavefield Image, Inc. ("Wavefield"), the owner and licensor of the Wavefield Imaging Technology. On July 3, 1997, the Company received notice that a patent application in respect of the Wavefield Imaging Technology has been allowed for patent issuance by the United States Patent and Trademark Office. The Company expects that the patent will be issued in a few months.

  The Company's primary objective is to discover and develop oil and gas reserves and increase cash flow through exploration, prospect identification and participation in projects to develop such prospects. Key elements of the Company's strategy include: (i) focusing its efforts in geologic areas that it believes are seismically underexplored and have the potential for substantial oil and gas reserves; (ii) continuing to develop and apply its advanced in-house 3D seismic technology and expertise; and (iii) pursuing joint ventures with industry partners to drill and develop producing properties from such prospects. To date, the Company has not generated net income primarily because of the significance and timing of its exploration expenditures and the substantial investments in advanced supercomputing processors and software required to keep pace with the most recent advances in CAEX technologies.

  In August 1996, the Company commenced an extensive 3D seismic exploration program in a part of the Louisiana Transition Zone in western Cameron Parish, Louisiana (the "West Cameron Seismic Project") utilizing the Wavefield Imaging Technology. As of June 30, 1997, the Company had acquired seismic permits and exclusive seismic options on approximately 151,000 contiguous acres onshore and in state and federal waters, including 51,000 acres with respect to which the Company has an exclusive seismic permit and 36,000 acres with respect to which the Company has lease options. On July 6, 1997, the Company completed seismic data acquisition for the West Cameron Seismic Project. The Company presently expects to commence lease acquisition for identified prospects in late 1997. While the Company believes the preliminary analysis of the data acquired from the West Cameron Seismic Project is promising for prospect identification, no assurances can be made as to the results of further processing and analysis of such data or as to the existence of recoverable hydrocarbons on the West Cameron Seismic Project acreage. No assurances can be made as to the existence of recoverable hydrocarbons on the West Cameron Seismic Project acreage or in any other areas in which the Company explores.

  The Company is financing the West Cameron Seismic Project in part through an exploration agreement (the "Cheniere Exploration Agreement") with Cheniere Energy Operating Co., Inc. ("Cheniere"). Pursuant to the Cheniere Exploration Agreement, Cheniere agreed to pay for all of the costs of permits, options and seismic data acquisition and processing for the West Cameron Seismic Project up to a maximum of $13.5 million, plus 50% of such costs in excess of $13.5 million, in exchange for an interest of up to 50% in the West Cameron Seismic Project. The Company estimates that the cost of seismic data acquisition and processing and obtaining seismic permits for the West Cameron Seismic Project through December 31, 1997 will aggregate approximately $18.5 million. As of August 19, 1997, Cheniere had paid $13.5 million and the Company had paid $3.0 million of such costs. Based on the Company's 1997 cost estimate, Cheniere would be required to pay an additional $2.5 million (including reimbursement of $500,000 in costs paid by the Company) in order to maintain a 50% interest in the West Cameron Seismic Project. Under the terms of the Cheniere Exploration Agreement, Cheniere may elect to cease payment of costs at any time, in which case its interest in the West Cameron Seismic Project would be proportionately reduced. If Cheniere elects to cease payment, the Company will be obligated to pay the entire remaining expected costs and Cheniere's interest in the West Cameron Seismic Project will be reduced.

  In addition to its interests in the West Cameron Seismic Project, the Company has identified a number of other potential prospects in the Louisiana Transition Zone, most of which were identified prior to conducting any 3D seismic surveys. As of June 30, 1997, the Company held oil and gas leases covering approximately 21,480 gross acres (11,326 net acres) in Louisiana State and Federal waters. Approximately two-thirds of these potential prospects are owned equally by Fortune Petroleum Corp. ("Fortune") pursuant to an agreement (the "Fortune Exploration Agreement") between the Company and Fortune. Although the Company plans to pursue further evaluation of certain of these potential prospects, including the possible sale of some of these prospects, there can be no assurance that any of the potential prospects will be drilled or will contain any commercially recoverable amounts of oil and gas.

  The Company's principal offices are located at Two Allen Center, 1200 Smith Street, Suite 1710, Houston Texas 77002. Its telephone number is (713) 659-2222.

                                  THE OFFERING

Common Stock Offered by the
 Company......................... 3,200,000 shares
Common Stock Outstanding after
 the Offering(1)................. 9,907,098 shares
Use of Proceeds.................. To finance leasehold acquisition costs, seismic data acquisition costs, and
                                  processing and analysis costs principally in
                                  respect of the Company's West Cameron Seismic
                                  Project, drilling participation costs, and,
                                  to a lesser extent, for general corporate
                                  purposes, including working capital.
Nasdaq Market Symbol(2).......... "ZNRG"

--------
(1) Does not include (i) 6,065,034 shares issuable upon exercise of outstanding options, unit options and warrants (assuming adjustment to outstanding unit options based upon a public offering price of $4.25 per share) and (ii) 320,000 shares issuable upon exercise of the Underwriter Warrants. See "Capitalization."
(2) The Common Stock has been approved for listing on the Nasdaq National Market upon notice of official issuance, subject to certain continued listing requirements described under "Risk Factors - Nasdaq Stock Market Listing."

             SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA (1)

         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SALES PRICE DATA)

                                                                      PERIOD FROM
                                                                       INCEPTION
                                                                       (MARCH 17,
                              SIX MONTHS            YEAR ENDED           1994)
                            ENDED JUNE 30,         DECEMBER 31,         THROUGH
                          --------------------  --------------------  DECEMBER 31,
                            1997       1996       1996       1995         1994
                          ---------  ---------  ---------  ---------  ------------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Operating revenues......  $     631  $     605  $   1,470  $     587   $      --
Operating expenses......      2,994      1,341      3,577      1,737         110
                          ---------  ---------  ---------  ---------   ---------
Operating loss..........     (2,363)      (736)    (2,107)    (1,150)       (110)
Other income (expense)..         96        143        249        (24)        (23)
                          ---------  ---------  ---------  ---------   ---------
Net loss................  $  (2,267) $    (593) $  (1,858) $  (1,174)  $    (133)
                          =========  =========  =========  =========   =========
Net loss per share of
 Common Stock and Common
 Stock equivalent ......  $   (0.34) $   (0.10) $   (0.30) $   (0.30)  $   (0.03)
                          =========  =========  =========  =========   =========
Weighted average shares
 of Common Stock and
 Common Stock
 equivalents
 outstanding............  6,599,543  5,804,929  6,168,798  3,906,706   4,468,777
                          =========  =========  =========  =========   =========

                                                             AT JUNE 30, 1997
                                                           --------------------
                                                           ACTUAL AS ADJUSTED(2)
                                                           ------ -------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities.......... $2,759    $14,864
Working capital...........................................  2,243     14,348
Total assets..............................................  7,383     19,488
Stockholders' equity......................................  4,091     16,196

                                                                    PERIOD FROM
                                                                     INCEPTION
                                                                     (MARCH 17,
                                       SIX MONTHS      YEAR ENDED      1994)
                                     ENDED JUNE 30,   DECEMBER 31,    THROUGH
                                     --------------- -------------- DECEMBER 31,
                                      1997    1996    1996    1995      1994
                                     ------- ------- ------- ------ ------------
OPERATING DATA:
Production:
  Oil (Bbls)........................   6,209   8,004  20,186  1,118       --
  Natural gas (Mcf)................. 198,936 148,020 372,678 84,546       --
Average sales prices:
  Oil ( per Bbl).................... $ 21.54 $ 21.50 $ 22.39 $18.37     $ --
  Natural gas ( per Mcf)............ $  2.50 $  2.60 $  2.60 $ 1.76     $ --

--------
(1) On December 20, 1995, TN Acquisition Corp. ("TN Acquisition"), a wholly-owned subsidiary of the Company, merged with and into Zydeco Exploration, Inc. ("Zydeco Exploration") in a reverse triangular merger (the "Merger"). As a result, Zydeco Exploration became a wholly-owned subsidiary of the Company and the Company, formerly known as "TN Energy Services Acquisition Corp.," changed its name to "Zydeco Energy, Inc." Under accounting rules applicable to the Merger, the historical financial statements of Zydeco Exploration became the historical financial statements of the Company. For the years ended December 31, 1996 and 1995 and the period from inception (March 17, 1994) through December 31, 1994, the historical financial data has been derived from financial statements audited by independent public accountants as indicated in their report included in this Prospectus. The financial data set forth above should be read in conjunction with the consolidated financial statements of the Company together with the related notes thereto included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Adjusted to reflect the sale of 3,200,000 Shares offered hereby at a public offering price of $4.25 per share after deducting underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                    SUMMARY OIL AND GAS RESERVE INFORMATION

  The following table sets forth summary information with respect to the Company's estimated proved oil and gas reserves as of December 31, 1996. The reserve and present value data as of December 31, 1996 have been prepared by Ryder Scott Company Petroleum Engineers, independent petroleum engineering consultants. For additional information relating to the Company's proved reserves, see "Business and Properties--Oil and Gas Reserves."

                                                                  RESERVES
                                                             ------------------
                                                              PROVED    TOTAL
                                                             DEVELOPED  PROVED
                                                             --------- --------
     Oil (Bbls).............................................   10,052    10,052
     Natural gas (Mcf)......................................  243,000   243,000
     Net equivalent Mcf's...................................  303,312   303,312
     Present value of estimated future net cash flows,
     discounted at 10%...................................... $999,818  $999,818

                                 RISK FACTORS

  Statements contained in this Prospectus concerning expected results or estimates of future capital expenditures, production volumes, reserve volumes, reserve values, number of development and exploration projects, total assets, cash flow and earnings are forward-looking statements. When used in this Prospectus the words "expect," "estimate," "project" and similar expressions are also intended to identify forward-looking statements. All such statements are based on assumptions concerning, among other things, the timing and completion of projects, commodity prices, recompletion and drilling results, lease operating expenses, administrative expenses, interest, and other financing costs that management believes are reasonable based on currently available information. The Company's assumptions and the Company's actual future performance, however, are both subject to a wide range of business risks and there is no assurance that these goals and projections can or will be met. The securities offered hereby involve a high degree of risk. Each prospective investor should carefully consider, among other factors, the following risks inherent in, and affecting the business of the Company and the securities offered hereby before making an investment decision. Some of these risks are described in summary form below. Investors should read the section or sections of this Prospectus cross-referenced below for a more complete discussion of certain of these risks.

LIMITED OPERATING HISTORY AND SIGNIFICANT HISTORICAL OPERATING LOSSES

  The Company has a limited operating history. Potential investors, therefore, have limited historical financial and operating information upon which to base an evaluation of the Company's performance and an investment in the Shares. The Company's potential must be considered in light of the risks, expenses and difficulties frequently experienced by companies in the early stages of their development. As a result of operating expenses, the Company has incurred significant operating and net losses to date. Net losses for the period from inception on March 17, 1994 through December 31, 1994, and for the years ended December 31, 1995 and 1996 were approximately $0.1 million, $1.2 million and $1.9 million respectively. Net loss for the six month period ended June 30, 1997 was approximately $2.3 million. At June 30, 1997, the Company had accumulated a deficit of $5.4 million. The Company's future financial results will depend primarily on its ability to locate hydrocarbons economically in commercial quantities, to identify drillable prospects that result in profitable productive wells and on the market prices for oil and gas. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NEED FOR ADDITIONAL FINANCING

  Most of the Company's operations are in the early stages of oil and gas exploration. The Company's operations have not generated and, in the near future, are not expected to generate, cash flows sufficient to fund operations and exploration expenditures. Accordingly, the Company expects that it will need substantial additional capital in order to sustain operations, to fund anticipated expenditures for the acquisition of additional oil and gas leases and to drill wells on the Company's prospects, if any. The Company incurred capital expenditures of $11.4 million (including exploration costs of approximately $1.9 million) in the six months ended June 30, 1997 and plans to incur capital expenditures of approximately $4.5 million (including exploration costs of approximately $2.7 million) in the remaining two quarters of 1997. Management believes that the Company will have sufficient cash, including the net proceeds of the offering made by this Prospectus (the "Offering"), to fund planned expenditures to January 1, 1999. Additional capital may be secured from a combination of funding sources that may include borrowings from financial institutions, joint venture partnerships, vendor financings, production payment financings, debt offerings, or additional offerings of the Company's stock. The timing and extent of the need for additional financing will depend, in part, on whether Cheniere elects to continue to provide funds pursuant to the Cheniere Exploration Agreement. The Company's ability to access additional capital will depend on its success in acquiring and developing oil and gas exploration prospects with commercial oil and gas reserve potential and on the productivity of the oil and gas leases which the Company owns, or controls or acquires in the future. The Company's ability to meet its needs for additional financing will also depend on the status of various capital markets and industry conditions at the time such additional capital is sought. There is no assurance that capital will be available to the Company from any source or that, if available, it will be on terms acceptable to the Company. There can be no assurance that the Company will be able to generate or raise sufficient capital to enable it to realize fully all of its strategic objectives. Should sufficient financing not be available because costs are higher than estimated, a partner on a project fails to meet its financing obligations or otherwise, the development and exploration of any prospect developed by the Company would be delayed or possibly lost and, accordingly, the implementation of the Company's business strategy could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties--Strategy."

OIL AND GAS INDUSTRY CONDITIONS AND PRICE VOLATILITY

  As an independent energy company, the Company's revenues and profits will be substantially dependent on the oil and gas industry in general and the prevailing prices for oil and gas in particular. Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to small changes in supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include political conditions in the Middle East, the domestic and foreign supply of oil and gas, the price of foreign imports, the level of consumer demand, weather conditions, domestic and foreign government regulations, the price and availability of alternative fuels and overall economic conditions. It is impossible to predict future oil and gas price movements with any certainty. Declines in oil and gas prices would adversely affect the Company's cash flow, liquidity and profitability, and will reduce the amount of the Company's oil and gas reserves that can be economically produced or make some potential prospects uneconomical to develop. In addition, various factors, including the availability and capacity of gas gathering systems and pipelines, the effect of federal regulations on production and transportation, general economic conditions and changes in supply and demand, may materially adversely affect the Company's ability to market its oil and gas production. See "Business and Properties--Competition and Markets" and "--Governmental Regulation."

RELIANCE ON TECHNOLOGY

  The Company uses its recently developed Wavefield Imaging Technology to gather and analyze the seismic data it acquires. The Company has recently acquired Wavefield, the owner of the Wavefield Imaging Technology. The Wavefield Imaging Technology has not yet been used to identify a prospect which was then drilled and shown to have proved reserves. On July 3, 1997, the Company received notice that a patent application in respect of the Wavefield Imaging Technology has been allowed for patent issuance by the United States Patent and Trademark Office. The Company expects that the patent will be issued in a few months. Prior to the acquisition, Wavefield granted licenses for the Wavefield Imaging Technology to one major oil company and one foreign company and offered a license to another foreign company. There can be no assurance that the patent will provide meaningful protection for the Wavefield Imaging Technology or that, after the patent is issued, it will not be invalidated, circumvented or successfully challenged, allowing the Company's competitors to use the Wavefield Imaging Technology.

  A number of other companies are engaged in the research and development of seismic acquisition and analysis technology. In the future, such companies may develop more advanced seismic imaging and analysis technology which could be made available to the Company's competitors, but may not be made available to the Company. If the Company is unable to utilize the most advanced commercially available technology, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Business and Properties--Technology."

DEPENDENCE UPON SUCCESSFUL IDENTIFICATION OF PROSPECTS

  The Company will, for the near future, dedicate substantial capital resources to identifying and developing potential prospects on existing or future acquired leases utilizing its enhanced 3D seismic technology. A significant investment will be required to obtain, process and interpret the additional geophysical and geological data necessary to complete this analysis, particularly with respect to the West Cameron Seismic Project. There can be no assurance that after such expenditures the Company will identify any prospects suitable for drilling on its current leases or on future acquired leases. Because of the inherent uncertainties in developing specific exploratory prospects pursuant to this analysis, there is also no assurance as to the timing or amount of drilling operations that the Company may undertake. The inability to identify sufficient prospects suitable for drilling will have a material adverse effect on the Company's business, financial position and results of operations. See "Business and Properties."

DEPENDENCE UPON SUCCESSFUL LEASE ACQUISITION ACTIVITIES

  If the Company identifies areas with significant potential for oil and gas reserves, the success of the Company's business plan will be dependent upon the successful acquisition of leasehold or other drilling rights in the identified properties. Governmental entities generally award oil and gas leases on a competitive bidding basis. For example, while the Company has retained the exclusive right to nominate for bid any acreage covered by its state waters seismic permit relating to the West Cameron Seismic Project until February 1998, the bidding for such acreage will be competitive. The acquisition of onshore oil and gas leaseholds and related seismic rights is often extremely competitive. The Company expects that other major and independent oil and gas companies having financial resources significantly greater than those of the Company will compete with the Company for the acquisition of oil and gas leases in areas targeted by the Company. Accordingly, there can be no assurance that the Company will be successful in acquiring any leases on which it bids even after incurring significant expenditures. See "Business and Properties."

EXPLORATION AND OPERATING RISKS OF OIL AND GAS OPERATIONS

  The Company's oil and gas operations are subject to all of the risks and hazards typically associated with the exploration for, and the development and production of, oil and gas in the Louisiana Transition Zone and any other areas in which the Company may conduct such activities. Risks in exploratory drilling include the risk that no commercially productive oil and gas reservoirs will be encountered. Risks in exploration also include liability to landowners for damage caused by seismic charges and delays due to weather and sea conditions. The cost of drilling, completing and operating wells is often uncertain and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors including unexpected formation and drilling conditions, pressure or other irregularities in formations, equipment failures or accidents and delays in the delivery of equipment. Risks in drilling operations also include blowouts, oil spills, fires and offshore risks such as capsizing, collision, hurricanes and other adverse weather and sea conditions. Such risks can result in personal injury, loss of life, substantial damage to or destruction of oil and gas wells, platforms, production facilities or other property, suspension of operations and liabilities to third parties, any or all of which could adversely affect the Company.

  The Company's operations could also result in liability for oil spills, discharge of hazardous materials, other environmental damages and other property damage. In accordance with customary industry practices, the Company intends to maintain insurance against some, but not all, of such risks and some, but not all, of such losses. There can be no assurance, however, that any insurance coverage the Company intends to carry will be available to the Company when applied for or, if available and carried, will be adequate to cover the Company's liability in all circumstances. See "Business and Properties--Operational Risks and Insurance." The occurrence of an event not fully covered by insurance could have a material and adverse effect on the financial position and results of operations of the Company. In addition, the Company may be liable for environmental damages caused by previous owners of any property which may be purchased by the Company, which liabilities would not be covered by insurance. See "Business and Properties--Governmental Regulation."

  Most of the oil and gas leases the Company has acquired or currently expects to acquire are or will be located offshore in water depths of less than 130 feet. Drilling operations offshore in such water depths are by their nature more remote, exposed and, consequently, more susceptible to the risks described above.

COMPETITION

  The exploration for and production of oil and gas are highly competitive. Many companies and individuals are engaged in the business of exploring for, acquiring interests in and developing onshore and near onshore oil and gas properties in the United States. The Company competes with major and independent oil and gas companies for the acquisition of oil and gas leases and producing properties as well as for the capital, equipment and experienced labor required to locate, develop and operate such properties. Many of these competitors have financial, technical, human and other resources substantially greater than those of the Company. Such competitive disadvantages could affect the Company's ability to successfully identify, obtain rights to, and develop prospects. See "Business and Properties--Competition and Markets"

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company may experience significant fluctuations in its quarterly operating results. The Company's future operating results are dependent upon a number of factors, including, but not limited to, the success of the exploration and drilling activities of the Company and its industry partners, the timing of the expenses incurred for such activities, the demand for oil and gas and economic conditions, both generally and in the oil and gas industry. In particular, a dry hole or failure to obtain a lease for a prospect on which the Company has incurred substantial exploration costs could have an almost immediate impact on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

CONFLICTS OF INTEREST

  Certain of the Company's officers, directors, employees and stockholders own working and overriding royalty interests in leases owned by the Company or that adjoin, or are in the vicinity of, some of the potential prospects described herein. Such officers, directors, employees and stockholders will continue to conduct operations on such leases, including, without limitation, acquiring or shooting, processing and/or reprocessing seismic data, remediating or recompleting existing wells and/or the drilling of new wells. Hence, a conflict of interest may exist if the Company proposes to drill or farmout for the drilling of a well or wells upon leases it currently owns and leases immediately offsetting the leases owned by its officers, directors, employees or stockholders.

  Certain members of the Company's management team are also investors, executive officers and/or directors of other small privately owned independent oil companies with limited operations. Though these members of the Company's management team intend to spend the substantial majority of their business time managing the affairs of the Company, there may be a conflict of interest in the apportionment of management time between the business matters of the Company and any other positions they hold. Company transactions with related parties have been and will be subject to the approval of the independent directors. See "Management--Conflicts of Interest."

DEPENDENCE ON MANAGEMENT AND KEY PERSONNEL

  The Company believes that its success will be highly dependent upon its continued ability to attract and retain skilled senior management and key personnel, including Sam B. Myers, Jr., Chairman and Chief Executive Officer, Edward R. Prince, Jr., Vice Chairman, and John O. Smith, President and Chief Operating Officer, and skilled exploration personnel. Furthermore, due to the recent increase in exploration activity in the Gulf Coast, it is becoming increasingly more difficult to attract and retain experienced and skilled exploration personnel. Although the Company's employees intend to devote substantially all of their time to the Company, they may devote a minor portion of their business time to other business ventures. In the event that the Company loses the services of any of its key personnel, there could be a material adverse effect on the Company's business and prospects. The Company has not entered into employment agreements with any of the foregoing individuals, or obtained key-man insurance on any officers or employees of the Company. The Company does have employment agreements with three of its other employees. See "Management."

COMPLIANCE WITH GOVERNMENTAL REGULATIONS

  The Company's business is regulated by certain federal, state and local laws and regulations relating to the development, production, marketing and transportation of oil, gas and related products as well as certain environmental and safety matters. These laws may be changed from time to time in response to economic or political conditions. Matters subject to regulation include permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, unitization and forced pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation and disposal of oil and gas, by-products therefrom and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to the protection of human health and the environment. These laws and regulations have imposed increasingly strict requirements for water and air pollution control and solid waste management. The Company believes the trend of more expansive and stricter environmental legislation and regulations will continue and such legislation may result in increasing costs to the Company in the future. Amendments to laws regulating the disposal of oil and gas exploration and production wastes have been considered by Congress and may be adopted. Moreover, new and additional taxes have been proposed on energy consumption in the form of a BTU tax or a gasoline tax. Any new legislation or taxes, if enacted, could have a significant adverse impact on the Company's operating costs. See "Business and Properties--Governmental Regulation."

UNCERTAINTY OF ESTIMATES OF OIL AND GAS RESERVES

  There are numerous uncertainties inherent in estimating oil and gas reserves and in projecting future rates of production. Petroleum engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies, and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs, and workover and remedial costs, all which may vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows, expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material. See "Business and Properties--Oil and Gas Reserves."

SHARES ELIGIBLE FOR FUTURE SALES; POTENTIAL ADVERSE EFFECT ON MARKET PRICE AND DILUTION FROM EXERCISE OF WARRANTS AND OPTIONS

  The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, of which 9,907,098 shares would be outstanding as of the date of this Prospectus after giving effect to completion of the Offering. In addition, as of the date of this Prospectus, the Company had outstanding (i) unit options and warrants to acquire 4,184,903 shares of Common Stock exercisable at an average price of $5.42 per share (assuming certain adjustments to the unit options); (ii) options to acquire 993,131 shares of Common Stock at an average price of $1.60 per share, granted by Zydeco Exploration to its employees and assumed by the Company; and (iii) 995,000 shares eligible for issuance pursuant to the Company's 1996 Incentive Equity Plan and the Company's 1996 Non-employee Directors Stock Option Plan, of which options for the purchase of 887,000 shares have been granted and currently remain outstanding as of the date of this Prospectus and are exercisable at an average price of $5.92 per share. See "Description of the Company's Securities." Most of the shares issuable upon the exercise of outstanding options and warrants will become immediately available for resale in the public market. In addition, the Company expects to issue 150,000 additional shares to the former shareholders of Wavefield as a result of the issuance of a patent of the Wavefield Imaging Technology. See "Business and Properties--Technology." The Company and its officers, directors and certain stockholders have agreed to not offer, sell, grant any option (except pursuant to stock option plans) to purchase or otherwise dispose of a total of 4,436,470 shares held by such parties during the 180 days following the sale of the shares being offered hereby without the prior consent of Brean Murray & Co., Inc. See "Underwriting" and "Principal Stockholders." Sales of substantial numbers of such shares in the public market could adversely affect the market price of the Common Stock.

DILUTION

  The purchasers of the shares of Common Stock offered hereby will experience immediate dilution in the net tangible book value of their shares of $2.60 per share. See "Dilution." In the event the Company issues additional shares of Common Stock in the future, including shares which may be issued in connection with acquisitions or other public or private financings, purchasers of Common Stock in the Offering may experience further dilution in the net tangible book value per share of the Common Stock of the Company.

STOCK PRICE VOLATILITY; LIMITED MARKET FOR THE COMPANY'S COMMON STOCK

  Factors such as announcements of technological innovations by the Company or its competitors, as well as market conditions generally or in the oil and gas industry, or changes in earnings estimates by securities analysts may cause the market price of the Common Stock to fluctuate significantly. In addition, the stock market in recent years has experienced significant price and volume fluctuations which have particularly affected the market prices of equity securities of many high technology and oil and gas exploration companies and which often have been unrelated to the operating performance of such companies. These market fluctuations may adversely affect the price of the Common Stock. See "Price Range of Common Stock and Dividend Policy." In addition, although the Common Stock is listed on the Nasdaq SmallCap Market, the public market for the Common Stock has been relatively small. Stocks with small markets and limited liquidity may experience fluctuations in their prices due to imbalances between orders to buy and orders to sell the stock. There can be no assurance as to when an active public market for the Common Stock will develop, if at all. If, during the time in which the Common Stock is quoted on the Nasdaq SmallCap Market, the Common Stock in any transaction is priced below $5.00 per share, trading of the Common Stock may become subject to federal regulations governing "penny stocks" (the "Penny Stock Rules"). Application of the Penny Stock Rules may make it more difficult for brokers to sell the Common Stock, and purchasers of the Common Stock offered hereby may have difficulty in selling their shares in the future in the secondary trading market.

POTENTIAL ADVERSE IMPACT OF ANTI-TAKEOVER PROVISIONS

  The Company's Certificate of Incorporation and Bylaws and the provisions of Delaware General Corporation Law contain provisions which may be deemed to have the effect of discouraging a third party from pursuing a non-negotiated takeover of the Company because they have the effect of delaying, deterring or preventing a change in control of the Company. The Company's Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such rights and preferences as may be determined from time to time by the Board of Directors without stockholder approval. In the event of issuance, the preferred stock could be used, under certain circumstances, to discourage, delay or prevent a change in control of the Company even though such an attempt might be economically beneficial to the stockholders of the Company. Such provisions may have an adverse impact on the price of the securities of the Company that are traded in the public market. See "Description of the Company's Securities."

NASDAQ STOCK MARKET LISTING

  The Common Stock has been quoted on the Nasdaq SmallCap Market. The Common Stock has been approved for listing on the Nasdaq National Market ("National Market") subject to notice of official issuance. Nasdaq has informed the Company that the continued listing of the Common Stock on the National Market will be subject to the Company meeting certain proposed increased National Market initial listing criteria in the event the SEC, as anticipated, approves the proposed National Market listing criteria. The SEC approval and adoption of the new listing requirements could occur within the next few weeks following the date of this Prospectus. The Company does not presently meet certain of the increased criteria, including a minimum $5 per share trading price and a minimum of $18 million in tangible net worth. In the event the new criteria are approved by the SEC and the Company cannot meet these new requirements within 90 days, the Common Stock will be subject to removal from the National Market. In such event, the Company intends to reapply for listing of the Common Stock on the Nasdaq SmallCap Market.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,200,000 Shares offered hereby are estimated to be approximately $12,105,000, ($14,001,000 if the Underwriters' over-allotment option is exercised in full) based on a public offering price of $4.25 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company expects to use the net proceeds as follows:

                                                                   APPROXIMATE
                                                                    AMOUNT(1)
                                                                   -----------
                                                                       (IN
                                                                    MILLIONS)
      Payment to Grant for Seismic Data Acquisition on the West
       Cameron Seismic Project....................................    $ 0.1
      Processing of Seismic Data from the West Cameron Seismic
       Project....................................................      0.1
      Payment to Extend Seismic Permit from State of Louisiana....      0.1
      Lease Acquisition Costs and Overhead(2).....................     11.8
                                                                      -----
        Total.....................................................    $12.1
                                                                      =====

--------
(1) Assumes Cheniere will contribute the $2.5 million it is obligated to contribute in order to maintain its 50% interest in the West Cameron Seismic Project. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." If Cheniere fails to make all or any part of such contribution, the Company will use up to $2.5 million of the net proceeds for West Cameron Seismic Project seismic data acquisition and processing costs.
(2) Actual amount of leasehold acquisition costs depends upon the identification of prospects, the number and extent of prospects, and, in the case of state leases, the success of the Company's bids for such leases.

  The allocation of the Company's net proceeds from this Offering among these categories of anticipated expenditures is discretionary and will depend upon future events that cannot be predicted, including (i) the identification and number of potentially drillable prospects on the West Cameron Seismic Project after analysis of the Company's seismic data; (ii) the degree of competition and success in acquiring oil and gas leases for any such potential prospects in the West Cameron Seismic Project area; (iii) the election of Cheniere to contribute costs to the Project; and (iv) the degree to which the industry partners may participate in the leasehold acquisition and drilling of any such prospects. The Company is continually evaluating other potential oil and gas prospects for drilling and other oil and gas exploration areas for 3-D seismic acquisition and analysis. The Company may also use a portion of the net proceeds from the Offering, in a manner consistent with its business strategy, to participate in other drilling opportunities, or seismic data acquisition and analysis in areas where the Company can utilize its technology capabilities. The amount of net proceeds used for such purposes will depend on the availability and risk profile of such opportunities and in part upon the results of the West Cameron Seismic Project data analysis. Pending such uses, the Company intends to invest the net proceeds in short-term, interest bearing, investment grade securities.

  The Company expects to require funds, in addition to the proceeds from this Offering, to complete the leasehold acquisitions and possible drilling operations for the West Cameron Seismic Project. There can be no assurance that the Company will be able to generate or raise sufficient capital to enable it to realize fully all of its strategic objectives. The timing of the need for additional funds will depend upon the future events described above. See "Risk Factors--Need for Additional Financing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  Shares of the Company's Common Stock and warrants, each entitling the holder thereof to purchase one share of Common Stock for $5.50 per share, were quoted on the OTC Bulletin Board under the symbols "TNER," and "TNERW," respectively, from December 21, 1993 until December 21, 1995 and on the Nasdaq SmallCap Market under the symbols "ZNRG" and "ZNRGW" respectively since that time.

  The following table sets forth the range of high and low bid quotations of the Common Stock for each of the fiscal quarters or portion thereof for the period from January 1, 1995 through December 21, 1995, as reported by the OTC Bulletin Board and since December 22, 1995 as reported by the Nasdaq SmallCap Stock Market. The quotes represent "inter-dealer" prices without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                                    HIGH   LOW
                                                                    ----- -----
      Year Ended December 31, 1995
        First Quarter.............................................. $4.66 $4.25
        Second Quarter.............................................  4.84  4.62
        Third Quarter..............................................  5.00  4.76
        Fourth Quarter.............................................  6.00  4.94
      Year Ended December 31, 1996
        First Quarter.............................................. $7.00 $5.12
        Second Quarter.............................................  8.00  5.75
        Third Quarter..............................................  7.25  4.50
        Fourth Quarter.............................................  6.87  4.37
      Year Ending December 31, 1997
        First Quarter.............................................. $7.87 $6.12
        Second Quarter ............................................  6.75  4.50
        Third Quarter (through August 20, 1997)....................  5.56  4.13

  As of August 20, 1997, the last reported sales price for the Company's Common Stock on the Nasdaq SmallCap Market was $5.00 per share. At July 1, 1997, the Company had approximately 56 stockholders of record. The Company believes that certain holders of record hold a substantial number of shares of Common Stock as nominees for a significant number of beneficial owners.

  The Company has not paid any dividends on its shares of Common Stock to date and the payment of future dividends is in the discretion of the Board of Directors. It is the present intention of the Board of Directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.

  The Common Stock has been approved for listing on the Nasdaq National Market upon notice of official issuance, subject to certain continued listing requirements described under "Risk Factors--Nasdaq Stock Market Listing."

                                CAPITALIZATION

  The following table sets forth the actual capitalization of the Company as of June 30, 1997 and as adjusted to reflect the issuance and sale of the 3,200,000 Shares offered hereby at a public offering price of $4.25 per share and after deducting underwriting discounts and commissions and estimated offering expenses as if the Offering had occurred June 30, 1997. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

                                                            AT JUNE 30, 1997(1)
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (IN THOUSANDS)
Long-term debt............................................ $    --    $    --
Stockholders' equity:
  Convertible preferred stock; $.001 par value; 1,000,000
   shares authorized; no shares outstanding...............      --         --
  Common Stock, $.001 par value; 50,000,000 shares
   authorized; 7,388,353 (10,588,353 as adjusted) shares
   issued; and 6,607,098 (9,807,098 as adjusted) shares
   outstanding............................................       7         11
  Additional paid-in capital..............................   9,523     21,624
  Accumulated deficit.....................................  (5,432)    (5,432)
  Less treasury stock (at cost, 781,255 shares)...........      (7)        (7)
                                                           -------    -------
  Total stockholders' equity..............................   4,091     16,196
                                                           -------    -------
    Total capitalization.................................. $ 4,091    $16,196
                                                           =======    =======

--------
(1) As of June 30, 1997, the Company had outstanding (i) options ("Unit Options") to acquire 150,000 units ("Units"), exercisable at $6.60 per Unit, composed of one share of Common Stock and two warrants to purchase one share of Common Stock each for $5.50; (ii) warrants to acquire 3,555,668 shares of Common Stock exercisable at an average price of $5.45 per share; (iii) options to acquire 993,131 shares of Common Stock at an average price of $1.60 per share, granted by Zydeco Exploration to its employees and assumed by the Company; and (iv) 995,000 shares of Common Stock eligible for issuance pursuant to the Company's 1996 Incentive Equity Plan and the Company's 1996 Non-employee Director Stock Option Plan, of which options for the purchase of 687,000 shares of Common Stock were outstanding with a weighted average exercise price of $6.07 per share. Since June 30, 1997, the Company has (i) granted options to purchase 200,000 shares of Common Stock pursuant to the 1996 Incentive Equity Plan at an exercise price of $5.41, and (ii) the Company acquired all the outstanding stock of Wavefield Image, Inc., in exchange for 100,000 shares of Common Stock and an additional 150,000 shares contingent upon the issuance of the U.S. patent in respect of the Wavefield Imaging Technology, which patent application has been allowed for patent issuance by the United States Patent and Trademark Office. Upon consummation of the Offering, the Unit Options are estimated to adjust to be exercisable for 209,745 Units based upon a public offering price of $4.25 per share and certain other assumptions. See "Description of the Company's Securities-- Unit Options." The Company will also reserve 320,000 shares of Common Stock for issuance upon exercise of the Underwriter Warrants.

                                   DILUTION

  The net tangible book value of the Company as of June 30, 1997 was $4,054,223 or $0.61 per share of Common Stock. Net tangible book value per share of Common Stock represents the net tangible assets, less the total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 3,200,000 Shares offered hereby at a public offering price of $4.25 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, the net tangible book value of the Company as of June 30, 1997 would have been $16,159,223 or $1.65 per share of Common Stock. This represents an immediate increase in such net tangible book value of $1.04 per share to existing stockholders and an immediate dilution of $2.60 per share to new investors. The following table illustrates this per share dilution:

      Public offering price per share..............................       $4.25
        Net tangible book value per share at June 30, 1997......... $0.61
        Increase in net tangible book value per share attributable to new investors..........................................  1.04
                                                                    -----
        Net tangible book value per share after giving effect to
         this offering.............................................        1.65
                                                                          -----
        Dilution per share to new investors........................       $2.60
                                                                          =====

  The foregoing assumes no exercise of the Underwriters over-allotment option or options, unit options and warrants after June 30, 1997. As of June 30, 1997, there were outstanding options, unit options or warrants to purchase an aggregate of 5,685,799 shares of Common Stock, and the Company had also reserved up to an additional 308,000 shares of Common Stock for issuance upon the exercise of options which had not yet been granted under the Company's 1996 Incentive Equity Plan and 1996 Non-employee Directors Stock Option Plan. The Company will also reserve 320,000 shares of Common Stock for issuance upon exercise of the Underwriter Warrants. To the extent options, unit options or warrants are exercised, there will be further dilution to new investors. See "Capitalization."

                     SELECTED CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  The following table sets forth the selected consolidated financial data with respect to the Company, for the periods and at the dates indicated, which have been derived from the audited financial statements, except for the interim financial statements, of the Company included in this Prospectus. On December 20, 1995, TN Acquisition, Corp. a wholly-owned subsidiary of the Company, merged with and into Zydeco Exploration in a reverse triangular merger. As a result, Zydeco Exploration became a wholly-owned subsidiary of the Company. Under accounting rules applicable to the Merger, the historical financial statements of Zydeco Exploration became the historical financial statements of the Company. The data set forth below should be read in conjunction with the consolidated financial statements of the Company together with the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included elsewhere herein.

                                                                      PERIOD FROM
                                                                       INCEPTION
                                                                       (MARCH 17,
                              SIX MONTHS        YEAR ENDED DECEMBER      1994)
                            ENDED JUNE 30,              31,             THROUGH
                          --------------------  --------------------  DECEMBER 31,
                            1997       1996       1996       1995         1994
                          ---------  ---------  ---------  ---------  ------------
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
Operating revenues
 Oil and gas sales......  $     631  $     557  $   1,422  $     169   $      --
 Gain on sales of
  properties............         --         16         16        118          --
 Seismic services.......         --         32         32        300          --
                          ---------  ---------  ---------  ---------   ---------
                                631        605      1,470        587          --
Operating costs and
 expenses
 Exploration expenses
 Geological and
  geophysical expenses..      1,806        402        968        399          --
 Dry hole costs.........         57         17        700        262          30
 Production costs.......          9         11         22         28          --
 Seismic services costs.         --         --         --        200          --
 Depreciation,
  depletion, and
  amortization..........        317        262        631        392           7
 General and
  administrative
  expenses..............        805        649      1,256        456          73
                          ---------  ---------  ---------  ---------   ---------
                              2,994      1,341      3,577      1,737         110
Operating loss..........     (2,363)      (736)    (2,107)    (1,150)       (110)
Other income (expense)
 Interest income........        107        169        293         46          49
 Interest expense.......        (11)       (26)       (44)       (70)        (72)
                          ---------  ---------  ---------  ---------   ---------
                                 96        143        249        (24)        (23)
                          ---------  ---------  ---------  ---------   ---------
Net loss................  $  (2,267) $    (593) $  (1,858) $  (1,174)  $    (133)
                          =========  =========  =========  =========   =========
Net loss per share of
 Common Stock and Common
 Stock equivalent.......  $   (0.34) $   (0.10) $   (0.30) $   (0.30)  $   (0.03)
                          =========  =========  =========  =========   =========
Weighted average shares
 of Common Stock and
 Common Stock
 equivalents outstanding  6,599,543  5,804,929  6,168,798  3,906,706   4,468,777
                          =========  =========  =========  =========   =========
                                                        AT DECEMBER 31,
                              AT JUNE 30,       ----------------------------------
                                 1997             1996       1995         1994
                              -----------       ---------  ---------  ------------
CONSOLIDATED BALANCE
 SHEET DATA:
 Cash, cash equivalents
  and marketable
  securities............       $   2,759        $   7,753  $  11,456   $     876
 Working capital........           2,243            4,660      7,334         564
 Total assets...........           7,383            9,912     12,582       2,696
 Long-term capital lease
  obligation............              --               --        158         304
 Total stockholders'
  equity................           4,091            6,339      8,189       2,068

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company (formerly "TN Energy Services Acquisition Corp.") was incorporated in June 1993. Other than raising capital and reviewing acquisition candidates, the Company did not engage in any significant business activities prior to December 1995. Zydeco Exploration, the Company's wholly owned subsidiary, was incorporated as an independently owned corporation in March 1994. Zydeco Exploration immediately commenced exploration activities in the Louisiana Transition Zone. On December 20, 1995, the Company acquired all the outstanding common stock and preferred stock of Zydeco Exploration pursuant to a merger (the "Merger") and changed its name to Zydeco Energy, Inc. For accounting purposes, the Merger has been treated as a recapitalization of Zydeco Exploration with Zydeco Exploration as the acquiror (a reverse acquisition). Accordingly, the historical financial statements prior to December 20, 1995, are those of Zydeco Exploration. No pro forma information giving earlier effect to the transaction has been presented since the transaction was accounted for as a recapitalization.

  In May 1996, the Company entered into a license agreement with Dr. Norman Neidell ("Neidell") for the use of the Wavefield Imaging Technology, the benefits of which may substantially reduce the Company's total costs of seismic data acquisition for certain surveys. On July 1, 1997, the Company acquired Wavefield, the owner and licensor of the rights to the Wavefield Imaging Technology. On July 3, 1997, the Company received notice that a patent application in respect of the Wavefield Imaging Technology was allowed for issuance by the United States Patent and Trademark Office. The Company expects that the patent will be issued in a few months. See "Business and Properties-- Technology."

  In February 1996, the Company obtained an exclusive seismic permit from the State of Louisiana covering approximately 51,000 acres of state waters in western Cameron Parish, Louisiana, which will expire on August 18, 1997. The Company paid a fee of $783,754 for the permit. The Company may extend the permit period to February 18, 1998 by payment of an additional fee of $391,877. During such period the Company has the exclusive right to nominate parcels of such area for competitive bidding for drilling rights. Under the permit, the State of Louisiana is required to keep the information obtained from the survey confidential for a period of ten years. See "Business and Properties--West Cameron Seismic Project."

  In April 1996, the Company executed the Cheniere Exploration Agreement with Cheniere, for the West Cameron Seismic Project, covering an area of land and waters in western Cameron Parish, Louisiana, including the area covered by the seismic permit described above. Cheniere holds an interest of 50% in the West Cameron Seismic Project. In exchange for such interest, Cheniere has agreed to fund the costs of seismic acquisition up to $13.5 million and 50% of such costs in excess of $13.5 million. Such costs include the purchase of seismic rights, the cost of lease options on the related onshore acreage of the West Cameron Seismic Project, and data acquisition and processing of a 3D seismic survey of the onshore and offshore areas. Cheniere may elect to discontinue funding of the West Cameron Seismic Project at any time, in which case its interest would be reduced pro rata in relation to total project costs. As of August 19, 1997, Cheniere had made payments of $13.5 million against costs paid by the Company through such date on the West Cameron Seismic Project of approximately $16.5 million. See "Risk Factors--Need for Additional Financing."

  In connection with the West Cameron Seismic Project, the Company began onshore leasing and permitting in February 1996. Seismic data acquisition commenced in August 1996 and was discontinued in early December due to weather conditions and recommenced in April 1997. On July 6, 1997, the seismic data acquisition phase, comprising approximately 146,000 acres, was completed.

  The Company accounts for its oil and gas exploration and production activities using the successful efforts method of accounting. Under this method, acquisition costs for proved and unproved properties are capitalized when incurred. Exploration costs, including geological and geophysical costs and the costs of carrying and retaining unproved properties, are expensed. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found proved reserves. Costs of productive wells, developmental dry holes, and productive leases are capitalized and amortized on a property-by-property basis using the unit-of-production method. The estimated costs of future plugging, abandonment, restoration, and dismantlement are considered as a component of the calculation of depreciation, depletion and amortization. Unproved properties with significant acquisition costs are assessed periodically on a property-by-property basis and any impairment in value is charged to expense.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

  Oil and Gas Sales. Oil and gas sales increased by $74,577, or 13%, to $631,323 for the first half of 1997, from $556,746 for the first half of 1996. The increase was attributable to an increase in production volumes of $93,718 and a decrease in the average prices for oil and natural gas of $19,141. The price and volume variances from oil and gas in the first half of 1997, compared to the same period in 1996, demonstrate the sensitivity of the Company's operations to price fluctuations and its current dependence on a small number of producing wells. The following table sets forth information concerning crude oil, and natural gas sales volumes, average sales prices, and per barrel oil equivalent ("NBOE") operating costs (excluding depreciation, depletion, and amortization hereinafter referred to as "DD&A") for the Company's exploration and production activities for indicated periods:

                                                                   SIX MONTHS
                                                                 ENDED JUNE 30,
                                                                 ---------------
                                                                  1997    1996
                                                                 ------- -------
      Sales volumes:
        Natural gas (mcf)....................................... 198,936 148,020
        Crude oil (bbl).........................................   6,209   8,004
        NBOE (bbl)..............................................  39,365  32,674
      Average sales prices:
        Natural gas ($/mcf)..................................... $  2.50 $  2.60
        Crude oil ($/bbl)....................................... $ 21.54 $ 21.50
      Lease operating expense ($/NBOE).......................... $  0.24 $   .34
      Depletion, depreciation, and amortization ($/NBOE)(1)..... $  1.17 $  2.00

--------
(1) Excludes depreciation on seismic computer hardware and software of $270,654 and $196,468 for the six months ended June 30, 1997 and 1996, respectively.

  Operating Expenses. Exploration expenses increased $1,445,024, or 345%, to $1,863,667 for the first half of 1997, from $418,643 for the first half of 1996. Of this increase, $995,149 represented the Company's 50% share of geological and geophysical expenses of the West Cameron Seismic Project, and the remainder was principally related to additional personnel cost associated with the Company's exploration projects. Production costs from the one working interest well decreased 16% to $9,425. DD&A expense in the first half of 1997 increased $54,964, or 21%, to $316,693 from $261,729 for the first half of 1996 principally as a result of additional depreciation and amortization of additions to computer equipment and geophysical software. General and administrative expense in the first six months of 1997 increased $155,978, or 24%, to $804,889 from $648,911 for the six months of 1996, principally due to increases in personnel and related costs.

  Other Income (Expense). Net other income decreased $47,104, or 33%, to $96,334 for the six months ended June 30, 1997, compared to net other income of $143,438 for the six months ended June 30, 1996, principally as a result of decreased interest income due to the decrease in available cash.

  Net Loss. For the six months ended June 30, 1997, operations resulted in a net loss of $2,267,017 ($.34 per share) compared to a net loss of $592,513 ($.10 per share) for the comparable period in 1996. The increase in net loss of $1,674,504, or 283%, is comprised of increased revenue of $26,758, increased operating expenses of $1,654,158, and a decrease in net other income of $47,104. The $.24 increase in per share loss was also affected by the increased number of shares of common stock outstanding in the first half of 1997 principally due to the conversion of the preferred stock in July 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  During 1996 and 1995, the Company's primary operations consisted of the acquisition of federal and state oil and gas leases, the acquisition of 3D seismic analysis hardware and software, the purchase of an interest in a gas well which commenced production in January 1995, and the farmout of two leases (one of which resulted in commercial production commencing in December 1995). Exploration activities in 1995 also included a one-eighth participation in the drilling of an exploratory well which resulted in a dry hole in March 1995. Exploration activities in 1996 included a joint venture participation in the drilling of one well that was abandoned in September 1996 without reaching the well's primary objectives. The Company also initiated two seismic exploration joint ventures, one in 1995 and one in 1996, with industry partners who are required under the agreements to fund substantially all the Company's share of the seismic project costs, up to certain limits. See "Note 2--Exploration Agreements" in Notes to Consolidated Financial Statements.

  The following table sets forth information concerning crude oil and natural gas sales volumes, average sales prices, and per NBOE operating costs (excluding DD&A) for the Company's exploration and production activities for the indicated periods:

                                              YEAR ENDED   PERIOD FROM INCEPTION
                                             DECEMBER 31,    (MARCH 17, 1994)
                                            --------------        THROUGH
                                             1996    1995    DECEMBER 31, 1994
                                            ------- ------ ---------------------
     Sales volumes:
       Natural gas (mcf)................... 372,678 84,546           --
       Crude oil (bbl).....................  20,186  1,118           --
       NBOE (bbl)..........................  82,299 15,209           --
     Average sales prices:
       Natural gas ($/mcf)................. $  2.60 $ 1.76         $ --
       Crude oil ($/bbl)................... $ 22.39 $18.37         $ --
     Lease operating expense ($/NBOE)...... $  0.27 $ 1.81         $ --
     DD&A ($/NBOE) (1)..................... $  1.73 $ 7.50         $ --

--------
(1) Excludes depreciation on seismic computer hardware and software of $488,521 and $278,297 for the years ended December 31, 1996 and 1995 respectively.

  Oil and Gas Sales. Oil and gas sales increased by $1,252,992, or 740%, to $1,422,227 for the year ended December 31, 1996 from $169,235 for the year ended December 31, 1995. Of this increase, $856,961 was attributable to an increase in production volumes and $396,031 was due to increases in the average prices for oil and gas. Of the increase in oil and gas sales, production from one well aggregated $1,007,613. This well commenced initial production in December 1995 from a completion by Bois D'Arc Resources in which the Company has an overriding royalty interest of 7.33% after payout (4.33% before payout). Payout on this well occurred in June 1996. The Company's share of production from this well was 229,501 mcf and 18,866 barrels of oil in 1996. The increased prices and volumes from oil and gas in 1996, compared to 1995, demonstrate the sensitivity of the Company's operations to price fluctuations and its current dependence on a small number of producing wells.

  Operating Expenses. Exploration expenses increased $1,006,964, or 152%, to $1,667,523 for the year ended December 31, 1996 from $660,559 for the year ended December 31, 1995. The increase was primarily a result of one well abandoned in September 1996 ($647,355) and increased exploration expense ($569,354) related to increased personnel associated with the Company's two exploration projects. Production costs from the one working interest well decreased 18% to $22,508. DD&A expense increased $238,478, or 61%, to $630,865 in 1996 from $392,387 in
1995. DD&A expense on oil and gas properties was $142,344 in 1996 compared to $114,090 in 1995 and represented a significant per equivalent barrel decrease as a result of increased reserves due to revisions in engineering estimates (34,952 net equivalent barrels) principally associated with the Bois D'Arc well. Depreciation and amortization expense of equipment and software increased $210,224, or 76%, to $488,521 in 1996 from $278,297 in 1995 principally as a result of additions aggregating $818,497 in computer equipment and geophysical software. General and administrative expense increased $800,343, or 175%, to $1,256,489 in 1996 from $456,146 in 1995 principally due to increases in personnel of $262,587 and estimated additional costs of being a public company of approximately $172,549.

  Other Income (Expense). Net other income increased $273,021 for the year ended December 31, 1996 compared to a net expense of $23,814, for the year ended December 31, 1995, principally as a result of increased interest income due to the increase in available cash resulting from the Merger in December 1995.

  Net Loss. For the year ended December 31, 1996, operations resulted in a net loss of $1,858,132 ($.30 per share) compared to a net loss of $1,173,646 ($.30 per share) for the year ended December 31, 1995. The increase in net loss of $684,486 is comprised of increased revenue of $883,294, increased expenses of $1,840,801, and increased other income of $273,021.

PERIOD FROM INCEPTION, MARCH 17, 1994, TO DECEMBER 31, 1995

  From March 17, 1994 (the inception of Zydeco Exploration) through December 31, 1995, Zydeco Exploration's primary operations consisted of the acquisition of federal and state oil and gas leases, the acquisition of 3D seismic analysis hardware and software, the purchase of an interest in a gas well which commenced production in early 1995, the farmout of two leases (one of which resulted in commercial production in late 1995), and a one-eighth participation in the drilling of an exploratory well, which resulted in a dry hole. Due to its limited operations and because Zydeco Exploration had completed only one full fiscal year, analysis of comparable interim periods is not meaningful.

  Oil and Gas Sales. The Company had no revenue or oil and gas reserves during 1994. The Company's primary operations, prior to January 1, 1995, related to
(i) an initial capitalization, primarily through a private placement of 781,255 shares of convertible preferred stock at $3.20 per share which closed on December 2, 1994; (ii) the acquisition of computer hardware equipment and software; and (iii) the acquisition of certain oil and gas leases.

  Operating Costs and Expenses. Expenses incurred from inception through December 31, 1994, consisted primarily of $72,981 of general and administrative expenses and $71,268 of interest expense on advances to the Company totaling approximately $1.3 million from related parties. These advances were repaid with proceeds from the issuance of convertible preferred stock. For the year ended December 31, 1995, the Company had revenues of $586,752 consisting of seismic services revenue of $300,000, oil and gas sales, primarily from one gas well which began production in January 1995 of $169,235, and gains on sales of unproved leases of $117,517. Seismic services revenue of $200,000 and the related cost of service were recognized under an exchange agreement between the Company and a related party. Under this agreement, the Company agreed to provide 3D seismic analysis services in exchange for a license to use the underlying seismic data owned by the related party. As this exchange agreement represented an exchange of dissimilar goods, income and expense for 1995 reflects the gross value of seismic service revenues and related data costs associated with this transaction. The remaining $100,000 of seismic services revenue was realized in connection with performing certain seismic analysis services under the Fortune Exploration Agreement. The Company had no revenues for the comparable period from inception (March 17, 1994) to December 31, 1994, since it had not yet commenced revenue producing activities following organization.

  During the year ended December 31, 1995, the Company had exploration costs of $261,956 primarily related to dry hole costs and related costs of plugging and abandoning a well in which the Company participated in drilling in March 1995. Geological and geophysical expense of $398,603 was composed principally of salaries and related personnel cost of $275,399 and geological and geophysical software maintenance expense of $91,593. Production from the one working interest well commenced in January 1995 and represented the increase in production costs of $27,492 compared to 1994. The principal components of the $456,146 of general and administrative expenses for 1995 included $294,527 of employee salaries and related costs, $41,225 of legal and accounting costs, and $43,149 of office and facilities rent. DD&A expense totaling $392,387 for 1995 was comprised of DD&A of $114,090 on oil and gas properties and depreciation of $278,297 primarily related to geophysical software (which is depreciated over two years because of rapid changes in seismic-analysis technology) and related equipment (which is depreciated over three to seven years). General and administrative expenses for the comparable period from inception (March 17, 1994) to December 31, 1994, were $72,981 consisting primarily of legal and office expense related to initial office operations. The Company paid no salaries in 1994. Increased revenues and expenses for the year ended December 31, 1995, reflect increased operations resulting from lease prospecting activities under the Fortune Exploration Agreement and increased expense from the addition of employees.

  Other Income (Expense). Net other expense increased $1,175, or 5%, to $23,814 for the year ended December 31, 1995 compared to net other expense of $22,639 for the period from inception (March 17, 1994) through December 31, 1994.

  Net Loss. For the year ended December 31, 1995, operations resulted in a net loss of $1,173,646 ($.30 per share) compared to a net loss of $132,881 ($.03 per share) for the prior period. The increase in net loss of $1,040,765 was due to increased revenue of $586,752, increased operating expenses of $1,626,342 and increased net other expenses of $1,175.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has generated funds from public and private equity offerings, cash flow from the Company's operations, and cash payments made to it under the Fortune Exploration Agreement and the Cheniere Exploration Agreement. The Company may use its cash for any general corporate purposes except for the funds advanced by Fortune and Cheniere, which are committed to the project operations for which they were intended. Sources of funds include approximately $10.1 million from the sale of securities in 1993, 1994 and 1995, advances in 1995 under the Fortune Exploration Agreement and $13.5 million, as of August 19, 1997, provided under the Cheniere Exploration Agreement.

  The Company expects that capital needs for 1997 will be satisfied through cash on hand (including the proceeds from this Offering and internal cash reserves) and cash available under the Cheniere Exploration Agreement. The Company estimates that the costs of seismic data acquisition and processing and obtaining seismic permits for the West Cameron Seismic Project through December 31, 1997, will aggregate approximately $18.5 million, of which the Company's share is $2.5 million and $16.0 million is allocable to Cheniere.
The Company has incurred approximately $17.4 million of these costs through July 31, 1997. As of August 19, 1997, approximately $16.5 million had been paid of which Cheniere had advanced $13.5 million and the Company had funded the remaining $3.0 million. Based on the Company's 1997 cost estimate, Cheniere would be required to pay an additional $2.5 million (including $500,000 as reimbursement of costs paid by the Company) in order to maintain a 50% interest in the West Cameron Seismic Project. As of August 19, 1997, the Company had approximately $400,000 in cash. On July 21, 1997, the Company granted Cheniere an extension until August 8, 1997 to fund an additional $1.9 million representing its share of the costs incurred through July 31, 1997. As of the date of this Prospectus, Cheniere has not made the $1.9 million payment which, under the terms of the Cheniere Exploration Agreement, as amended, would result in a substantial reduction of Cheniere's interest. While the Company has not granted Cheniere an extension, the Company has indicated that it would accept such late payment from Cheniere on or before August 29, 1997 (the payment date to third parties for certain incurred seismic costs) without reducing Cheniere's 50% project interest. If Cheniere elects to discontinue funding, or is unable to raise further funds to pay for its full share of costs of the West Cameron Seismic Project, the Company will not have sufficient funds to pay all of the costs incurred when due until it receives the proceeds of this Offering. In either event, the Company will require funding from the proceeds of this Offering, or other equity capital infusion or may be required to borrow against its interest in the Project or sell a portion of its interest. The Company does not presently maintain any credit facilities. In addition, the Company may sell an interest in the West Cameron Seismic Project to an industry partner in order to pay the remaining costs of the Project.

  To the extent that Cheniere funds its share of such costs, the proceeds of this Offering are expected to be used to acquire potential prospects in the West Cameron area and for other general corporate purposes. The Company's share of the budgeted costs could increase if Cheniere elects to discontinue funding of the West Cameron Seismic Project. Such additional costs and other capital needs may be funded from available cash of the Company, the issuance of additional equity securities, including the exercise of outstanding warrants and options of the Company, securing additional project partners, or the sale of prospects, if any, identified by the Company's projects. The Company may in the future explore the possibility of obtaining a credit facility in the event the Company increases oil and gas production through the successful completion of oil and gas wells. There can be no assurance that the Company will be successful in securing additional partners or additional project financing or credit financing. See "Risk Factors--Need for Additional Financing."

  The Company's current budget for its capital expenditures for 1997 is approximately $3.0 million, including $2.5 million of West Cameron Seismic Project costs (prior to any revisions for seismic acquisition costs) and $393,000 related to the purchase of computer equipment and software. Other significant additional capital expenditures may include the acquisition of additional oil and gas leases, the drilling of prospects identified by the Company, the acquisition of interests in producing wells, and other oil and gas exploration and production related investment opportunities determined by management and the Board of Directors to be in the interest of the Company. The amount and timing of these expenditures will be dependent upon numerous factors including the availability of capital to the Company, availability of seismic data, the number and type of drilling prospects, if any, identified as a result of the Company's 3D seismic analysis, the terms under which industry partners may participate in the Company's prospects and the cost of drilling and completing wells in the Louisiana Transition Zone and the Timbalier Trench.

  The Company has incurred net losses and negative cash flows from operations since its inception in 1994, except that cash flow from operating activities was $26,112 for the six months ended June 30, 1997. The Company does not expect to generate operating cash flow or net income in 1997. The Company expects to generate a net loss in 1997, including its 50% share of geological and geophysical costs of approximately $2.5 million which it expects to incur on the West Cameron Seismic Project primarily during the third quarter. The successful efforts method of accounting generally requires that geological and geophysical expenses be expensed when incurred.

  The Company currently maintains a $300,000 bond required to hold its present federal oil and gas leases. This bond is collateralized by a United States Treasury Note. In the event the Company determines to act as operator on a federal offshore lease or is otherwise required to increase its bonding by federal or state authorities, such additional bonding may require significant amounts of capital as collateral.

                            BUSINESS AND PROPERTIES

THE COMPANY

  Zydeco Energy, Inc. is an independent energy company engaged in the exploration for oil and gas utilizing advanced 3D seismic and computer aided exploration ("CAEX") techniques. The Company believes it is one of the few independent exploration companies with comprehensive in-house technology and expertise enabling it to use the most recent advances in such 3D seismic and CAEX technology. Such technology includes the Wavefield Imaging Technology, a data processing technique designed to substantially reduce the cost of 3D seismic data acquisition for certain surveys while improving the resolution of the subsurface image. Zydeco's geophysicists design the seismic data acquisition survey, manage the acquisition of seismic data and process and interpret the resulting data. The Company believes that its technology and expertise enable it to acquire and analyze seismic data efficiently over large geographical areas. The Company attempts to concentrate its efforts in areas previously unexplored with advanced 3D seismic applications. Based upon analysis of processed data, Zydeco personnel identify and rank potential oil and gas drilling prospects for leasehold acquisition. The Company intends to enter into agreements with experienced industry partners for the development of its prospects and retain significant non-operating production interests in those prospects. Zydeco's exploration efforts are presently focused on the Louisiana Transition Zone.

STRATEGY

  The Company's primary objective is to discover and develop oil and gas reserves and increase cash flow through exploration, prospect identification and participation in projects to develop such prospects. In pursuing this strategy the Company intends to:

  Continue Focused Exploration Activities. The Company focuses its efforts in geologic areas worldwide that it believes are underexplored with 3D seismic techniques and have the potential for substantial oil and gas reserves. Such areas include geologically complex trends with characteristics that have discouraged exploration in the past due to difficult seismic data acquisition and analysis using conventional methods. The Company believes that use of its Wavefield Imaging Technology and the most advanced available 3D seismic processing techniques provides it with the capability to economically collect and evaluate seismic data for such areas.

  Continue Development of Industry Leading Seismic Technology and Expertise. The Company believes the seismic data collection, processing and analysis techniques it employs are significantly more advanced than those commonly used in the industry. The Company intends to continue to expand its exploration expertise through acquisition of high speed computers and parallel processing software as they become available, integration of in-house capabilities and, when appropriate, collaboration with individuals and other companies in the development of new seismic technologies. The Company believes its Wavefield Imaging Technology gives it a current advantage over exploration companies that do not have access to it by substantially reducing the costs of seismic data acquisition for certain surveys and improving spacial resolution in the seismic imaging process. The Company may exploit its Wavefield Imaging Technology by application to both its own seismic surveys and, through joint ventures or similar arrangements, to seismic surveys by other companies.

  Pursue Joint Ventures. The Company intends to pursue exploration and development joint ventures with strategic industry partners in order to (i) obtain funds necessary to explore for and identify potential prospects; (ii) control and reduce the Company's exposure to the risks related to the drilling, completion, production operation, and abandonment of properties; and, where applicable, (iii) utilize the bonding and insurance capabilities of experienced operating partners in order to be able to purchase leases and drill wells in the offshore federal domain without having to collateralize these activities with the substantial bonding and insurance amounts required pursuant to governmental legislation.

IMPLEMENTATION

  Identify Areas Believed to Have Underexplored Potential. The Company intends to continue to identify areas that it believes have underexplored potential for substantial oil and gas reserves. Such areas include coastal transition zones and similar areas that have characteristics that make seismic data acquisition and analysis difficult and expensive using conventional methods. For example, seismic data in the coastal transition zones is difficult and expensive to acquire due to the combinations of land and marine recordings that must be obtained across the marshlands, bays, highland, and open water areas. Different types of sources and receivers may be required for a true transition survey over a beach area which complicates the processing and quality control of a seismic survey. Surf related noise creates additional complications for a coastal transition zone seismic survey. The Company's West Cameron Seismic Project in the Louisiana Transition Zone is an example of such a survey.

  Acquire Seismic Rights or Proprietary Data. Once the Company has identified an area of interest, it then seeks to obtain the rights to acquire seismic data and engages a contractor to shoot 3D seismic data in a survey designed by the Company for processing with the Wavefield Imaging Technology. The Company may also purchase existing seismic data if it is available and can be usefully processed with the Company's technical resources. The ability to assemble the rights to shoot seismic data over large areas may be important to the success of a 3D survey. A seismic survey for 3D analysis must gather data over an area broader than the subsurface area intended for analysis, especially for deeper objectives. Data from a broader area is necessary because the data from the edges of a seismic survey cannot produce 3D imaging of the immediate subsurface. To effect a proper 3D image requires a significant distance between the sources and receivers which is not available at the edges of the survey. In its West Cameron Seismic Project, the Company has assembled survey rights over approximately 151,000 acres from highly fragmented ownership.

  Identify Prospects. The seismic data is then processed or reprocessed and then interpreted to identify potential prospects. Such processing includes correlating the seismic data with subsurface well control and historical production data from similar properties, and integrating all such available data with enhanced 3D structural and stratigraphic imaging and attribute analysis techniques by the Company's expert geophysicists and geologists. The decision to drill any exploratory prospect is based on an analysis of the economic risk associated with the potential return. Such analysis involves a number of factors, including: (i) the availability of leases on reasonable terms and permits for the prospect; (ii) the results of the review and analysis of the seismic data, including the results of 3D seismic surveys;
(iii) the availability of sufficient capital resources to the Company and the other participants for the drilling of the prospect; (iv) the approval of other participants in the drilling of the prospect after additional data has been compiled; (v) rig availability; and (vi) economic conditions at the time of drilling, including prevailing and anticipated prices for crude oil and natural gas.

  Acquire Leases and Drilling Rights. The Company acquires leases and concessions for the potential prospects it identifies. Depending on whether governmental or private individuals own the property in the area of interest to the Company, the Company may be able, or required, to acquire such rights prior to acquisition of the seismic data or it may wait until after identifying potential prospects before acquiring any leases or drilling rights. In the case of state properties, an interested party must nominate a property for bid. The right to survey and/or lease the property is then publicly auctioned by the state government three months after nomination. Leases for federal properties available for drilling are publicly auctioned at least once each year. In the case of privately held land or foreign concessions the right to explore the property is normally privately negotiated.

  Establish Exploration Joint Ventures and Partnerships. Once the Company has identified potential prospects and obtained leases and drilling rights for the potential prospects, the Company may enter into agreements with experienced industry partners for drilling and development. The Company may enter into a joint venture for the drilling and development of the prospect or it may farmout or sell the prospect for a combination of cash and/or a retained interest. The Company will seek partners with proven records at managing drilling and production activities in the area of the prospect. Generally, the Company intends to retain only a nonoperating production interest with respect to its prospects.

TECHNOLOGY

  Traditionally, seismic analysis involved the acquisition, processing and interpretation of seismic data collected along a single line of seismic detectors and sources. Processing of the resulting data created a two dimensional cross section of the earth's subsurface beneath this line. This technique constitutes 2D seismic surveying ("2D seismic"). The advent of high speed, large storage capacity computers and advanced geophysical software development has permitted the acquisition, processing and interpretation of seismic data collected in an areal array, usually from multiple relatively closely spaced lines of seismic detectors and sources. Processing of the resulting data creates a three dimensional image of the earth's subsurface. This technique constitutes 3D seismic surveying ("3D seismic"). 3D seismic provides a substantially improved image for interpretation and analysis than the cross section created by 2D seismic. As a result, the industry's success rate with respect to the drilling of prospects has risen with the adoption of 3D seismic technology.

  Basic 3D seismic imaging and analysis are now routinely used in oil and gas exploration. The goal of 3D seismic processing is to image the subsurface for detailed structural and stratigraphic interpretation. When sound waves from seismic sources move through various strata of rock, the speed and the angle of transmission of these waves change from one strata to another. If the strata is tilting or "dipping", the path of the sound waves is further complicated. These factors will cause the seismic events indicating structural changes to be misplaced from their true locations unless the data is corrected by processing. The basic processes used in 3D seismic processing are Dip-Moveout ("DMO"), Common Depth Point stacking ("CDP") and poststack migration. Each of these processes is intended to adjust the collected seismic data to more accurately image the subsurface.

  Migration is an imaging process that "relocates" seismic events to account for changes in the dip of the underlying strata and moves those events into their proper location. This process requires knowledge of the velocity of the sound waves as they are transmitted and reflected through the strata.

  For approximately the past thirty-five years, the most commonly used technique to improve the signal quality of seismic data has been CDP stacking. This technique simply adds or "stacks" the seismic traces which have a common mid-point between each source and receiver after time correcting the data for the offset or distance between the sources and the receivers.

  Dip-Moveout (DMO) is a more recently developed process to correct the CDP data so that dipping events will stack or focus better using a common velocity. This technique is sometimes referred to as a partial migration. Nevertheless, migration is a necessary process applied poststack, i.e. after summation of the common midpoint traces.

  Continuing improvements in computing speed and capacity resulted in the development of more advanced 3D processing techniques. These advanced 3D processing techniques include prestack migration which migrates the individual data traces prior to any summation of the data with respect to either time or depth. Prestack migration requires a more accurate analysis of sound velocity through the various subsurface strata present in the area surveyed than the more commonly used sequence of CDP and poststack migration. Determining an accurate velocity model is an iterative process requiring close coordination between the processing and interpretation experts. Not all oil and gas exploration companies are capable of performing prestack migration processing.

  Most recently, the Wavefield Imaging Technology, developed by Dr. Norman S. Neidell, an independent researcher, represents a further advancement of 3D seismic processing and analysis. Wavefield Imaging is a method of producing a more finely resolved image of the subsurface than is possible with previously existing 3D processing techniques. Consequently, Wavefield Imaging Technology permits the Company to use more broadly spaced seismic receivers in its surveys thereby reducing the cost of data acquisition for certain surveys and improving the resolution of the subsurface image. Under the present survey configuration used by the Company in its West Cameron Seismic Survey, the Wavefield Imaging Technology is limited to analysis of seismic objectives below 8,000 feet. The Company believes the technology may also be applied in the analysis of shallower objectives by increasing receiver and sound source densities, although with diminishing cost advantages. In May 1996, the Company entered into a license with Dr. Neidell for the Wavefield Imaging Technology.

  On July 1, 1997, the Company acquired all of the outstanding capital stock of Wavefield, the owner of the Wavefield Imaging Technology. Pursuant to the acquisition, the Company issued 100,000 shares of Common Stock to shareholders of Wavefield Image, Inc., including its principal shareholder, Dr. Norman S.

Neidell, inventor of the Wavefield Imaging Technology. In addition, the Company expects to issue an additional 150,000 shares of Common Stock to the former shareholders of Wavefield, pursuant to the terms of the acquisition agreements, upon the issuance of a patent of the Wavefield Imaging Technology. The Company has received notice that the patent has been allowed for issuance by the United States Patent and Trademark Office. The Company also entered into a four year agreement with Dr. Neidell regarding his employment with the Company. In addition, the Company granted Dr. Neidell options, vesting over four years, to purchase 150,000 shares of the Company's Common Stock. As a result of the acquisition, the Company owns the Wavefield Imaging Technology subject to licenses granted previously by Wavefield. Prior to the acquisition, Wavefield granted licenses for the Wavefield Imaging Technology to one major oil company and one foreign company and offered a license to another foreign company. In addition, Dr. Neidell's employment agreement with the Company grants Dr. Neidell an option to obtain a limited, nontransferable license to the Wavefield Imaging Technology under certain conditions. Currently, the Company is not aware of any company, including the licensees, employing Wavefield Imaging Technology in the design of its seismic surveys and processing of its seismic data. The Company and Dr. Neidell have also agreed to negotiate in good faith to form a joint venture between them to own and exploit any non-seismic applications of the Wavefield Imaging Technology. The acquisition of Wavefield also gives the Company the capability to perform stratigraphic sequencing analysis, which involves using seismic processing and interpretive techniques to determine the sequencing and characteristics of geologic strata with hydrocarbon potential.

  The Company believes it is one of the few independent exploration companies to perform both 3D seismic data processing and seismic interpretation in-house. As described above, prestack migration involves an iterative process. Most independent exploration companies use outside contractors to process their 3D data in this iterative process. However, this iterative process requires continual free exchange of information between the data processing experts and the interpretation experts. Use of outside contractors can result in slower turn-around time for processing. In addition, exploration companies are often reluctant, for confidentiality reasons, to disclose more than the necessary data to the outside processing experts and this may further limit the effectiveness of the process. Finally, outside processing contractors generally do not specialize in processing data from any particular area. The Company believes processes such as prestack migration analysis can be most effectively and efficiently accomplished by performing seismic survey design, data processing and interpretation in-house. The Company believes performance of such work in-house allows the Company to integrate all of those processes and thereby produce a more accurate image of the subsurface to identify prospects for leasing and drilling.

  The Company has selected and assembled the computers and software necessary to perform this advanced 3D seismic imaging and analysis. This equipment is specifically designed to handle the scale and complexity of large scale seismic projects such as the Company's West Cameron Seismic Project. The Company has also assembled a team of geophysicists and geologists with expertise in these advanced 3D processes. The Company believes its personnel, software and Wavefield Imaging Technology combined with its hardware processing capacity represents unique in-house capabilities with respect to advanced 3D seismic analysis leading to more accurate 3D images at a reduced cost. See "Risk Factors--Technology."

GEOLOGIC AND GEOPHYSICAL EXPERTISE

  The Company has employed a group of talented and experienced geologists and geophysicists. The Company currently employs three geologists and eight geophysicists. These experts have an average of 20 years of experience in seismic imaging and analysis. As discussed above, the Company believes this in-house expertise is a critical factor in enabling the Company to effectively and efficiently use the most recent developments in 3D seismic imaging.

LOUISIANA TRANSITION ZONE AND OTHER AREAS OF INTEREST

  The Company has identified and is evaluating numerous potential prospects offshore in the Louisiana Transition Zone and the Timbalier Trench, the Company's current principal areas of concentration.

  Louisiana Transition Zone. The Louisiana Transition Zone is a narrow trend paralleling the coastline of Louisiana. It is approximately six miles wide (three miles on either side of the beach) and extends approximately

300 miles from the Sabine River eastward to the Mississippi River. Water depths in the Louisiana Transition Zone range up to approximately 40 feet. The Louisiana Transition Zone contains the Miocene Trend which has produced many of the largest oil and gas fields developed in the continental United States and its territorial waters. Productive zones within the Miocene Trend have excellent reservoir characteristics and have historically exhibited multiple pay zones, which allow a single strategically placed well bore to drain multiple reservoirs. The western portion of the Louisiana Transition Zone contains the gas prolific Planulina sands.

  The Louisiana Transition Zone is populated with salt domes with numerous radial and tangential faults surrounding the salt domes. The use of advanced 3D seismic technology is essential to the exploration of such salt features and fault blocks. Historically, there have been relatively few 3D surveys conducted in the Louisiana Transition Zone because of the relatively high cost of such surveys compared to land or deepwater surveys. The high cost is a result of the problems associated with seismic surveys in coastal transition zones discussed in "Implementation" above. Seismic activity has also been limited due to wildlife sanctuaries. Leases in this area are controlled by sophisticated land owners onshore and the State of Louisiana within three miles of the beach offshore. Permits for 3D acquisition require the consent of all landholders and all leaseholders. Such consents are not required in Federal waters. Thus, seismic contractors have been reluctant to conduct speculative 3D surveys due to the difficulty of permitting acreage in the Louisiana Transition Zone. Due to these limitations, this zone is considered a "seismically blind" area and is thus reflected on virtually every onshore and offshore 2D seismic coverage map for the State of Louisiana as an area of "no seismic coverage." Given this low level of historical exploration and the high recovery factors characterizing the Louisiana Transition Zone, the Company believes that this zone has the potential for containing substantial undeveloped oil and gas reserves. Many of these prospective areas in the Louisiana Transition Zone are located in shallow waters near existing pipeline infrastructure. As a result, reserves underlying these areas are generally less costly to develop and connect to pipeline infrastructure than reserves in deeper water areas.

  Timbalier Trench. The Timbalier Trench is a narrow, circuitous channel approximately seven miles wide and situated 600 feet beneath the floor of the Gulf of Mexico. This trench is an ancestral channel of the Mississippi River. Water depths range from 40 to 130 feet in the Company's prospect areas. The Timbalier Trench contains an irregular shale section deposited over a normal sedimentary section. The differences in the reflective qualities of these sections cause a distortion in the penetration and recording of energy from a seismic source which results in a lack of data continuity and resolution. This lack of continuity and resolution with respect to seismic shot in the Timbalier Trench has historically been considered a "poor quality data" area because abnormally low seismic velocities in the shale "Trench" create data processing problems.

WEST CAMERON SEISMIC PROJECT

  In August 1996, the Company commenced the West Cameron Seismic Project, an extensive 3D seismic exploration program in a part of the Louisiana Transition Zone in western Cameron Parish, Louisiana. The West Cameron Seismic Project encompasses approximately 146,000 gross acres. At the core of the West Cameron Seismic Project is a 51,000 acre exclusive seismic permit on state waters obtained by the Company from the State of Louisiana.

  Options and Permits. In connection with the West Cameron Seismic Project, the Company has negotiated seismic options covering approximately 35,775 gross acres (32,398 net acres) and has secured seismic permits covering approximately 98,454 gross acres (97,762 net acres). Options and permits aggregating 57,913 gross acres (54,325 net acres) are located onshore in Cameron Parish, Louisiana, including the exclusive seismic permit with the State of Louisiana. In connection with the exclusive seismic permit, for eighteen months, commencing February 1996, the Company has the exclusive right to acquire seismic data on the State's acreage and nominate any of the acreage for competitive lease bids. In Louisiana, a public auction of leases is held approximately 90 days after the property is nominated for bid and the auction is generally announced only 30 days prior to the auction date. A bidder at the auction may bid on all or only a portion of the property nominated for bid. The Company is obligated to deliver to the State of Louisiana a copy of a 3D seismic survey over the state acreage included in the permit or pay a substantial penalty. Under the Company's seismic permit, the State of Louisiana is required to keep the information obtained from the survey confidential for a period of ten years. On August 11, 1997, the Company paid $391,877 to the State of Louisiana to extend the deadline for delivery of the survey to February 14, 1998.

  Exploration Agreement. In April 1996, the Company executed the Cheniere Exploration Agreement covering the West Cameron Seismic Project. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General." The Cheniere Exploration Agreement provides for aggregate payments to Zydeco of at least $13.5 million to fund the costs of seismic acquisition, including the purchase of seismic rights or lease options on the related onshore acreage of the West Cameron Seismic Project, and to complete data acquisition and processing of a 3D seismic survey of the onshore and offshore areas. The Cheniere Exploration Agreement, as amended, provides that Cheniere may receive a 50% interest in the West Cameron Seismic Project and any leases acquired as a result thereof through May 2001, based on Cheniere completing its funding of the initial $13.5 million and 50% of any costs incurred thereafter. As of the date of this Prospectus, Cheniere has funded a total of $13.5 million pursuant to the Cheniere Exploration Agreement. Based on the Company's 1997 cost estimate, Cheniere would be required to pay an additional $2.5 million (including reimbursement of $500,000 in costs paid by the Company) in order to maintain a 50% interest in the West Cameron Seismic Project. On July 21, 1997 the Company granted Cheniere an extension until August 8, 1997 to fund an additional $1.9 million representing its share of the costs incurred through July 31, 1997. As of the date of this Prospectus, Cheniere has not made the $1.9 million payment. While the Company has not granted Cheniere an extension, the Company has indicated that it would accept such late payment from Cheniere on or before August 29, 1997 (the date payment is due to third parties for certain incurred seismic costs) without reducing Cheniere's 50% project interest. The Cheniere Exploration Agreement provides that Cheniere may discontinue funding at any time and its interest would then be reduced pro rata based on the West Cameron Seismic Project's total cost.

  Cheniere has the right to farm out a portion or all of its interest in each prospect identified in the project to Zydeco under a put arrangement in the Cheniere Exploration Agreement. In the event of such a farmout, Cheniere would retain a 1% overriding royalty interest, as to its interest in the project, convertible into a 10% working interest as to its interest in the project, after Zydeco, or its partners, has recouped the cost of drilling, completion, and hook-up of completed wells. Should Cheniere farm out a smaller working interest to Zydeco, the overriding royalty and after-payout working interests would be proportionately reduced. Zydeco has similar farmout rights under the Cheniere Exploration Agreement.

  Data Acquisition and Analysis. In January 1997, the Company completed the assembly of an exploration team of geophysicists, geologists, and seismic analysts and the integration of its 3D seismic interpretive hardware and software. The Company completed seismic data acquisition for the West Cameron Seismic Project on July 6, 1997. The Company is presently analyzing such data and applying various advanced 3D seismic processing techniques to improve data resolution and to develop routines for more complicated processes, including pre-stack migration and velocity analyses. While the Company believes the preliminary data results are promising, the exploration potential of the data is still not known and identification of prospects would be premature. The analysis of the exploration potential of the data will be dependent on further seismic processing and analysis.

FORTUNE PROJECT

  In February 1995, Zydeco Exploration entered into the Fortune Exploration Agreement with a predecessor of Fortune. Pursuant to the Fortune Exploration Agreement Fortune advanced to Zydeco $4.8 million and agreed to advance 50% of any additional funds necessary for the acquisition and processing of seismic data and acquiring leases on certain of the potential prospects described in "Potential Prospects and Leases" below in exchange for Fortune's right to maintain up to a 50% interest in such prospects. Fortune's interest in such potential prospects may drop below 50% if it elects not to contribute to development costs for such potential prospects. Since the inception of the Fortune Exploration Agreement, Zydeco has spent approximately $2.6 million to acquire and maintain leases and to purchase and process seismic data. In June 1997, Fortune exercised its right under the Fortune Exploration Agreement to have returned to it $2.2 million in unexpended funds which it had previously advanced to the Company to cover anticipated lease acquisition and exploration expenses relating to the co-owned prospects. Substantially all the cost of lease acquisition and seismic data acquisition had been incurred at the time of Fortune's election. The Company will continue to evaluate certain of the prospects that merit further evaluation or development. In addition to the initial potential prospects, Zydeco and Fortune have established areas of mutual interest ("AMIs") adjoining each potential prospect. No assurance can be given that any new projects within the AMIs will be identified.

  Fortune has the right to farm out a portion or all of its interest in each prospect to Zydeco under a put arrangement in the Fortune Exploration Agreement. In the event of such a farmout, Fortune would retain a 1% overriding royalty interest, as to its interest in the prospect, convertible into a 10% working interest in its interest in the prospect after Zydeco or its partners, have recouped the cost of drilling, completion, and hook-up of the well. Should Fortune farm out a smaller working interest to Zydeco, the overriding royalty and after-payout working interests would be proportionately reduced. Zydeco has similar farmout rights under the Fortune Exploration Agreement.

POTENTIAL PROSPECTS AND LEASES

  Undeveloped Properties. The Company has identified and is evaluating a number of potential prospects outside of the West Cameron Seismic Project under oil and gas leases in which the Company has an interest. These leases are located primarily in the Miocene Trend of southern Louisiana. The potential prospects have generally been identified by shooting or purchasing certain 2D and 3D seismic data; processing or reprocessing thereof, and correlating the seismic data with subsurface well control and historical production data from similar properties. As of July 1, 1997, the Company held oil and gas leases covering approximately 21,480 gross acres (11,326 net acres) in the Louisiana Transition Zone and the Timbalier Trench. The Company owns 100% of the interest in five of the potential prospects in the Bay Marchand and Timbalier Bay areas. The Company owns a 50% interest in 15 of the potential prospects in which Fortune owns the remaining 50% interest, and the Company owns limited interests in the four other potential prospects which are all located in the Louisiana Transition Zone. The Company is currently offering to sell interests or farmout three of the potential prospects in which it has an interest in the Bay Marchand area. The Company is currently in the process of acquiring 3D seismic data and analyzing such data for certain of the other potential prospects. As of December 31, 1996, the Company had licensed 3D seismic data covering approximately 88,320 acres offshore Louisiana encompassing approximately 10,366 gross acres in which the Company has leases covering all or portions of the potential prospects. In addition, during 1997, the Company licensed 3D seismic data covering approximately 55,000 acres over federal and state waters adjacent to the Company's West Cameron Seismic Project. The Company does not have any leases in the area covered by the recently acquired data.

  The Company is in the process of collecting and analyzing the seismic data for the West Cameron Seismic Project. As a result, the Company has not commenced any lease acquisitions in that area. The Company acquired Fortune's interest in a 116 acre potential prospect in the area of the West Cameron Seismic Project to eliminate any conflict between the AMIs for the West Cameron Seismic Project and the Fortune project.

  Lease Terms. All the leases currently held by the Company are Federal or State of Louisiana offshore leases. The Company's leases have expiration dates ranging from 1997 to 2001. Federal offshore leases generally provide for a minimum royalty of 16.67%, have a primary lease term of five years, comprise an approximately 5,000 acre lease block, and are administered by the U.S. Department of Interior Minerals Management Service (the "MMS"). Annual rentals on Federal leases are $5.00 per acre. In general, the Company's federal leases consist of portions of 5,000 acre lease blocks. If production is not established or an extension is not obtained during the primary term, the lease terminates. Louisiana state leases are administered by the State Mineral Board of the State of Louisiana and generally provide for: (i) a minimum royalty of 20%; (ii) a five year primary term; and (iii) annual rentals in an amount equal to 50% of the original lease acquisition cost. Generally, title to state and federal leases is merchantable in all respects and operations thereon are not normally subject to litigation resulting from the legal doctrine of adverse possession or any other similar challenge to title.

DRILLING ACTIVITIES

  In May 1994, Zydeco purchased a 10% working interest in a tested but unproven well in the Falcon Prospect. In January 1995, the well began production of natural gas. In April 1995, Bois D'Arc Exploration successfully tested a well in the Thunder West prospect. Zydeco has a 7.33% overriding royalty interest in the well. In October 1994, Zydeco purchased a one-eighth working interest and participated in an exploratory well in the Bon Ton Prospect. In March 1995, the well was determined to be a dry hole and was plugged and abandoned. Subsequently in August 1995, the Company acquired a 50% interest in an adjacent state lease in the

Bon Ton Prospect. In March 1996, Zydeco and Fortune farmed out the Polaris Prospect to FW Oil Interests, Inc. ("FW"). FW commenced drilling a well in July 1996, which was unsuccessful and abandoned in October 1996.

  In August 1996, the Company purchased certain non-producing leasehold interests from Neomar Resources, Inc., an affiliate of Mr. Sam B. Myers, Jr., Chief Executive Officer of the Company, and participated in the drilling of an exploratory well located in Timbalier Bay in state waters offshore Louisiana. See "Management--Certain Relationships and Related Transactions." The Company paid $187,500 for a 37.5% working interest in the prospect leases, subject to a 25% back-in interest by Neomar after payout. Drilling of the exploratory well commenced in August 1996 and was abandoned in September 1996 for mechanical reasons without testing the well's primary objectives. Neomar Resources, Inc. participated for a 41.2% working interest in the well. The Company incurred $647,355 in exploration expense in 1996 in connection with the drilling and abandonment of the well. The Company is negotiating to sell or farm out all or a portion of its interest in this prospect.

OIL AND GAS RESERVES

  The Company engaged Ryder Scott Company, Petroleum Engineers ("Ryder Scott") to estimate the proved oil and gas reserves of the Company as of December 31, 1996, for all of the Company's proved properties. Ryder Scott is an independent oil and gas reserve engineering firm. Prior to 1995, the Company had no proved oil and gas reserves. Ryder Scott was also engaged to estimate the future net revenues to be derived from such properties. In preparing their report, Ryder Scott reviewed and examined such geological, economic, engineering, and other data provided by the Company as considered necessary under the circumstances, and examined the reasonableness of certain economic assumptions regarding estimated operating and development costs and recovery rates in light of economic circumstances as of December 31, 1996. As of December 31, 1996, the proved oil reserves were estimated to be 10,052 Bbls. and the proved natural gas reserves were estimated to be 243,000 Mcf.

  There are numerous uncertainties inherent in estimating quantities of reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth in this Prospectus represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers often vary. In addition, results of drilling, testing, and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates at a specific point in time are often different from the quantities of oil and gas that are ultimately recovered, which differences may be significant. Additionally, the estimates of future net revenues from proved reserves of the Company and the present value of future net revenues are based upon certain assumptions about future production levels, prices, and costs that may not prove correct over time. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based.

INFORMATION RELATING TO OIL AND GAS PROPERTIES

  Production. The Company had no oil and gas reserves or production prior to 1995. The following table summarizes the sales volumes of the Company's net oil and gas production in the United States in barrels of oil and thousands of cubic feet of natural gas for each of the periods indicated:

                                                           SIX
                                                          MONTHS    YEAR ENDED
                                                          ENDED    DECEMBER 31,
                                                         JUNE 30, --------------
                                                           1997    1996    1995
                                                         -------- ------- ------
Crude oil and natural gas liquids (Bbls)................   6,209   20,186  1,118
Natural gas (Mcf)....................................... 198,936  372,678 84,546

  The sales volumes in the table represent sales of "net production", i.e., production which is net to the Company and produced to its interest after deducting royalty and other similar interests.

  Average Prices and Production Costs. Average unit prices and unit production costs are set forth below with respect to the Company's net share of production of oil and gas in the United States:

                                                   AVERAGE    AVERAGE OPERATING
                                                 SALES PRICE  COSTS PER NBOE(1)
                                                 ------------ -----------------
                                                  PER    PER
                                                  BBL    MCF  PRODUCTION
                                                  OIL    GAS   (LIFTING) DD&A(2)
                                                 ------ ----- ---------- ------
Six Months Ended June 30, 1997.................. $21.54 $2.50   $0.24    $1.17
Year Ended December 31, 1996.................... $22.39 $2.60   $0.27    $1.73
Year Ended December 31, 1995.................... $18.37 $1.76   $1.81    $7.50

--------
(1) Net barrel of oil equivalent (NBOE) assuming natural gas converted at six mcf per equivalent barrel.
(2) Excludes depreciation of seismic computer hardware and software of $270,654 for the six months ended June 30, 1997 and $488,521 and $278,297 for the years ended December 31, 1996 and 1995, respectively.

  Acreage and Well Summary. The information presented below relates to properties in the United States in which the Company has "working interests" which bear the cost of operations. The Company's total gross and net interests in productive wells and in developed and undeveloped acres at December 31, 1996, are summarized as follows:

                                                                  GROSS    NET
                                                                 ------- -------
                                                                 OIL GAS OIL GAS
                                                                 --- --- --- ---
Productive wells(1).............................................  --   1  -- .10
Developed acres(2)..............................................   349     35
Undeveloped acres(3)............................................ 21,479  11,326

--------
(1) "Productive Wells" are producing wells and wells capable of production, and include gas wells awaiting pipeline connections or necessary governmental certifications to commence deliveries and oil wells to be connected to production facilities.
(2) "Developed Acres" include all acreage (on a leasehold basis in the United States) as to which proved reserves are attributed, whether or not currently producing, but exclude all producing acreage as to which the Company's interest is limited to royalty, overriding royalty, and other similar interests.
(3) "Undeveloped Acres" are considered to be those lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether such acreage contains proved reserves.

  Drilling Activities. The following table summarizes the oil and gas drilling activities of the Company in the United States for each of the two years ended December 31, 1996 and 1995, respectively:

                                                            YEAR ENDED DECEMBER
                                                                    31,
                                                           ---------------------
                                                              1996       1995
                                                           ---------- ----------
                                                           GROSS NET  GROSS NET
                                                           ----- ---- ----- ----
DEVELOPMENT WELLS DRILLED(1)(2):
  Productive..............................................   --    --   --    --
  Dry.....................................................   --    --   --    --
EXPLORATORY WELLS DRILLED(1)(2):
  Productive..............................................   --    --   --    --
  Dry.....................................................  1.0  .375  1.0  .125
                                                            ---  ----  ---  ----
    Total.................................................  1.0  .375  1.0  .125
                                                            ===  ====  ===  ====

--------
(1) "Wells Drilled" refers to the number of wells completed at any time during the fiscal year, regardless of when drilling was initiated. The term "completed" refers to the installation of permanent equipment for the production of oil or gas, or, in the case of a dry hole, to the reporting of abandonment to the appropriate agency.
(2) A dry well is an exploratory or a development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well. A productive well is an exploratory or a development well that is not a dry well.

  At December 31, 1996, the Company was not participating in any drilling wells. The Company has not participated in the drilling of any wells during 1997.

PROPRIETARY RIGHTS AND LICENSES

  The Company believes that its success depends primarily on the innovative skills, technical competence, and sales and marketing abilities of its personnel. The Company has obtained licenses to use all software necessary to its business. On July 3, 1997, the Company received notice that a patent application claiming the Wavefield Imaging Technology has been allowed for issuance of a patent by the United States Patent and Trademark Office. The Company expects that the patent will be issued in a few months. As discussed above, the Company has acquired a non-exclusive license to use the Wavefield Imaging Technology throughout the world and an exclusive license to use it in the Louisiana Transition Zone. See "--Strategy" and "--Technology."

COMPETITION AND MARKETS

  Competition in the Louisiana Transition Zone and the Timbalier Trench is intense, particularly with respect to the acquisition of producing properties and proved undeveloped acreage. The Company competes with the major oil companies and other independent producers of varying sizes, all of which are engaged in the exploration, development, and acquisition of leases and producing properties. Many of the Company's competitors have financial resources and exploration and development budgets that are substantially greater than those of the Company, which may adversely affect the Company's ability to compete, particularly in regions other than the Gulf Coast.

  The availability of a ready market for and the price of any hydrocarbons produced will depend on many factors beyond the control of the Company, including the extent of domestic production and imports of foreign oil, the marketing of competitive fuels, the proximity and capacity of natural gas pipelines, the availability of transportation and other market facilities, the demand for hydrocarbons, the political conditions in the Middle East, the effect of federal and state regulation of allowable rates of production, taxation and the conduct of drilling operations, and federal regulation of natural gas. In the past, as a result of excess deliverability of natural gas, many pipeline companies have curtailed the amount of natural gas taken from producing wells, shut-in some producing wells, significantly reduced gas taken under existing contracts, refused to make payments under applicable "take-or-pay" provisions, and have not contracted for gas available from some newly completed wells. The Company can give no assurance that such problems will not arise again. In addition, the ongoing restructuring of the natural gas pipeline industry will eliminate the gas purchasing activity of traditional interstate gas transmission pipeline buyers. See "--Governmental Regulation" and "Risk Factors--Competition."

  Producers of natural gas, therefore, will be required to develop new markets among gas marketing companies, end users of natural gas, and local distribution companies. All of these factors, together with economic factors in the marketing area, generally may affect the supply and/or demand for oil and gas and thus the prices available for sales of oil and gas.

GOVERNMENTAL REGULATION

  The Company's oil and gas exploration, development, production, and related operations are subject to extensive rules and regulations promulgated by Federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such rules and regulations.

  Production. In most, if not all, areas where the Company may conduct activities, there may be statutory provisions regulating the production of oil and natural gas under which administrative agencies may promulgate rules in connection with the operation and production of both oil and gas wells, determine the reasonable market demand for oil and gas, and establish allowable rates of production. Such regulations may restrict the rate at which the Company's wells produce oil or gas below the rate at which such wells would be produced in the absence of such regulations, with the result that the amount or timing of the Company's revenues could be adversely affected.

  Louisiana State Regulation. The State of Louisiana requires permits for seismic or drilling operations, drilling bonds, and reports concerning operations and imposes other requirements relating to the exploration and production of oil and gas. The State of Louisiana also has statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging, and abandonment of such wells.

  Offshore Leasing. The Company has acquired and plans to acquire additional oil and gas leases in the Gulf of Mexico, which will be granted by the Federal government and administered by the MMS. Such leases are issued through competitive bidding, contain relatively standardized terms, and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act ("OCSLA") (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies such as the Coast Guard, the Army Corps of Engineers, and the Environmental Protection Agency (the "EPA"), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the Outer Continental Shelf to meet stringent engineering and construction specifications. Similarly, the MMS has promulgated other regulations governing the plugging and abandoning of wells located offshore and the removal of all production facilities. With respect to any Company operations conducted on offshore federal leases, liability may generally be imposed under the OCSLA for the costs of clean-up and damages caused by pollution resulting from such operations, other than damages caused by acts of war or the negligence of third parties. Under certain circumstances, including but not limited to, conditions deemed a threat or harm to the environment, the MMS may also require any Company operations on federal leases to be suspended or terminated in the affected area.

  Under the OCSLA, all oil and natural gas pipelines operating on the Outer Continental Shelf must provide "open and non-discriminatory" access to both owner and non-owner shippers. Consequently, the Company's gathering and transportation facilities located on the Outer Continental Shelf must be made available to third parties.

  Bonding and Financial Responsibility Requirements. The Company is required to obtain bonding, or otherwise demonstrate financial responsibility, at varying levels by governmental agencies in connection with obtaining state or federal leases or acting as operator on such leases. These bonds may cover such obligations as plugging and abandonment of unproductive wells, removal of related production facilities, and pollution liabilities on federal and state leases. A substantially larger bond than the current $300,000 bond currently issued on behalf of the Company is required in order to act as operator on federal offshore leases. The Company will have to satisfy these increased bonding requirements in the event that it elects to operate any wells on federal leases. The Company expects to be able to enter into participation arrangements on its prospects with industry partners who are qualified to act as operators on Federal leases. In addition, the State of Louisiana recently adopted financial responsibility requirements with respect to plugging and abandonment liabilities on Louisiana leases.

  Natural Gas Marketing and Transportation. The Federal Energy Regulatory Commission ("FERC") regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 ("NGA") and the Natural Gas Policy Act of 1978 ("NGPA"). In the past, the Federal government has regulated the prices at which oil and gas could be sold. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA in 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act (the "Decontrol Act"). The Decontrol Act removed all NGA and NGPA price and nonprice controls affecting wellhead sales of natural gas effective January 1, 1993. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future.

  On April 8, 1992, the FERC issued Order No. 636, as amended by Order No. 636-A (issued in August 1992) and Order No. 636-B (issued in November 1992) as a continuation of its efforts to improve the competitive structure of the interstate natural gas pipeline industry and maximize the consumer benefits of a competitive wellhead gas market. The FERC proposed to generally require interstate pipelines to "unbundle," or separate their traditional merchant sales services from their transportation and storage services and to provide comparable transportation and storage services with respect to all gas supplies whether purchased from the pipeline or from other merchants such as marketers or producers. The pipelines must now separately state the applicable rates for each unbundled service (e.g., for natural gas transportation and for storage). This unbundling process has been implemented through negotiated settlement in individual pipeline services restructuring proceedings.

  On July 16, 1996, the Court of Appeals for the District of Columbia Circuit ("D.C. Circuit") issued its opinion on review of Order No. 636. The opinion upheld most elements of Order No. 636 including the unbundling of sales and transportation services, curtailment of pipeline capacity, implementation of the capacity release program and the mandatory imposition of straight-fixed-variable ("SFV") rate design for interstate pipeline companies. The D.C. Circuit did remand certain aspects of Order No. 636 to the FERC for further explanation including, inter alia, the FERC's decision to exempt pipelines from sharing in gas supply realignment ("GSR") costs caused by restructuring; FERC's selection of a twenty-year term matching cap for the right -of-first-refusal mechanism; the FERC's restriction on the entitlement of no-notice transportation service to only those customers receiving bundled sales service at the time of restructuring; and FERC's determination that pipelines should focus on individual customers, rather than customer classes, in mitigating the effects of SFV rate design. On February 27, 1997, the FERC issued its order on remand. The order reaffirmed the holding of Order No. 636 that pipelines should be entitled to recover 100 percent of their prudently incurred GSR costs. Moreover, since Order No. 636, few, if any, pipeline customers have been willing, or required, to commit to twenty-year contracts for existing capacity. Thus, FERC reduced the contract-matching cap for the right-of-first-refusal mechanism to five years. In light of the varied post-restructuring experience with no-notice service, the FERC also decided to no longer limit a pipeline's no-notice service to its bundled sales customers at the time of restructuring. Finally, the FERC reaffirmed that pipelines should focus on individual customers, rather than customer classes, in mitigating the effects of SFV rate design. Four petitions were filed with the Supreme Court on January 27, 1997 for writ of certiorari to review those portions of the D.C. Circuit's opinion which affirmed the capacity release and right-of-first-refusal provisions adopted in Order No. 636. Those petitions are still pending before the Court.

  Although the Company is unable to predict the consequences of Order No. 636, the Company believes that Order No. 636 could have a significant effect on all segments of the natural gas industry. While Order No. 636 will not directly regulate the production and sale of gas that may be produced from the Company's properties, the FERC has stated that the order was intended primarily to foster increased competition in the natural gas industry and to allow for the transmission of more accurate price signals. Thus, the order could affect the market conditions in which the gas is sold and the availability of transportation services to deliver the gas to market.

  Oil Sales and Transportation Rates. The FERC regulates the transportation of oil in interstate commerce pursuant to the Interstate Commerce Act. Sales of crude oil, condensate, and gas liquids by the Company are not regulated and are made at market prices. However, the price a company receives from the sale of these products is affected by the cost of transporting the products to market. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which would generally index such rates to inflation, subject to certain conditions and limitations. Under the new regulations petroleum pipelines are able to change their rates within prescribed ceiling levels that are tied to the Producer Price Index for Finished Goods, minus one percent. Rate increases made pursuant to the index will be subject to protest, but such protests must show that the portion of the rate increase resulting from application of the index is substantially in excess of the pipeline's increase in costs. The new indexing methodology can be applied to any existing rate, even if the rate is under investigation. If such rate is subsequently adjusted, the ceiling level established under the index must be likewise adjusted.

  In the order adopting the new regulations the FERC said that as a general rule pipelines must utilize the indexing methodology to change their rates. FERC indicated, however, that it was retaining cost-of-service ratemaking, market-based rates, and settlements as alternatives to the indexing approach. A cost-of-service proceeding will be instituted to determine just and reasonable initial rates for new services. A pipeline can also follow a cost-of-service approach when seeking to increase its rates above index levels for uncontrollable circumstances. A pipeline can seek to charge market-based rates if it can establish that it lacks market power. Finally, a pipeline can establish rates pursuant to settlement if agreed upon by all current shippers.

  On May 10, 1996, the D.C. Circuit affirmed the new regulations. The Court held that by establishing a general indexing methodology along with limited exceptions to indexed rates, FERC had reasonably balanced its dual responsibilities of ensuring just and reasonable rates and streamlining ratemaking through generally applicable procedures. Because of the novelty and uncertainty surrounding the indexing methodology, as well as the possibility of the use of cost-of-service ratemaking and market-based rates, the Company is not able to predict with certainty what effect, if any, these regulations will have on it. However, other factors being equal, the regulations may tend to increase transportation costs or reduce wellhead prices for such commodities.

  Environmental. The Company's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities, and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and other protected areas, and impose substantial liabilities for pollution resulting from the Company's operations. Moreover, the recent trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, legislation has been proposed in Congress from time to time that would reclassify certain oil and gas exploration and production wastes as "hazardous wastes" which would make the reclassified wastes subject to much more stringent handling, disposal, and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. State initiatives to further regulate the disposal of oil and gas wastes are also pending in certain states, and these various initiatives could have a similar impact on the Company. See "-- Governmental Regulations."

  The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed of or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage.

OPERATIONAL RISKS AND INSURANCE

  The drilling of wells is subject to the usual drilling hazards such as cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution, and other environmental risks. The Company's activities are also subject to perils specific to marine operations, such as capsizing, collision, and damage or loss from severe weather. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and some, but not all, of such losses. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect the Company's financial condition and operations. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. See "Risk Factors--Exploration and Operating Risks of National Gas and Oil Operations."

FACILITIES

  The Company leases approximately 12,600 square feet of office space in Houston, Texas under a lease expiring in 1999.

EMPLOYEES

  As of July 1, 1997, the Company had 25 full-time employees, including four geologists, seven geophysicists and three landmen. None of the Company's employees are employed pursuant to a collective bargaining agreement, and the Company has not experienced any work stoppages. The Company considers its relations with its employees to be good. Three employees of the Company have employment agreements with the Company. See "Management--Agreements with Directors, Officers and Key Employees."

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The executive officers and directors of the Company are as follows:

NAME                              AGE POSITION
----                              --- --------
Sam B. Myers, Jr.................  59 Chairman of the Board, Chief Executive
                                       Officer and Director
Edward R. Prince, Jr.............  67 Vice Chairman and Director
John O. Smith....................  48 President, Chief Operating Officer and
                                       Director
Norman S. Neidell................  58 Vice President
W. Kyle Willis...................  49 Vice President, Treasurer, Chief Financial
                                       Officer and Secretary
John W. McTigue, Jr..............  41 Vice President
Charles E. Bradley, Sr...........  67 Director
Harry C. Johnson.................  64 Director
Philip A. Tuttle.................  55 Director

  Sam B. Myers, Jr. has served, since December 1995, as Chairman of the Board of the Company and Chief Executive Officer and, until October 1996, President of the Company and in the same capacity for Zydeco Exploration since its formation in March, 1994. Mr. Myers has been an independent oil and gas operator and private investor since 1961. In addition, Mr. Myers has served as Chairman of the Board of Directors of Search Capital Group, Inc. ("Search"), a publicly held specialty financial services company, from August 1985 until May 1995 when he voluntarily resigned and as President and Chief Executive Officer from August 1985 until August 1993 and from November 1994 to January 1995. Mr. Myers served as interim President and Chief Executive Officer of Search, and certain of its finance subsidiaries, for 30 days commencing December 1994, after the resignation of Search's former President and Chief Executive Officer. After Mr. Myers' departure, eight finance subsidiaries, whose assets consist primarily of automobile loan portfolios, voluntarily filed for protection under Chapter 11 of the federal bankruptcy code in August 1995. Mr. Myers graduated from Texas A & M University with a BBA in Finance.

  Edward R. Prince, Jr. has served as Vice Chairman of the Board of the Company since December 1995 and served in the same capacity for Zydeco Exploration since August 1994. Mr. Prince has been involved in the geophysical service and exploration industry for 37 years. Mr. Prince was a founder of Digicon Inc., a publicly held geophysical contractor, which is now part of Veritas DGC, Inc. In 1994, he retired as Chief Executive Officer of Digicon, a position he held for more than 24 years. Mr. Prince has served the geophysical industry in various capacities including Chairman of the International Association of Geophysical Contractors and as a director of the National Ocean Industries Association. Mr. Prince also serves as a director of GeoScience Corporation, a publicly held designer and manufacturer of seismic data acquisition systems, geoscientific software and related products, and as a director of JetFax, Inc., a publicly held developer and manufacturer of fax related products. Mr. Prince graduated with a BS from the U.S. Military Academy at West Point and received his MS in Applied Mathematics from North Carolina State College.

  John O. Smith joined the Company as President and Chief Operating Officer in October 1996. In January 1997, Mr. Smith was named a Director of the Company. Mr. Smith has 26 years experience in the exploration and production sector of the oil and gas business. Since 1984, Mr. Smith has been President and owner of JOS Energy Corp., an independent operator in the domestic Gulf Coast and Mid-Continent areas. Additionally, since 1984, Mr. Smith has provided oil and gas project management and consulting services to selected domestic and foreign clients. Prior to 1984 he held positions of increasing responsibility with independent oil and gas companies (Inexco Oil Company 1974-75; Tomlinson Interests, Inc. 1975-78; Longhorn Oil & Gas Company 1978-83). From 1971-1974 he was employed as a landman for Mobil Oil Corporation. Mr. Smith is a 1970 graduate of the University of Texas with a BBA in Petroleum Land Management.

  Norman S. Neidell joined the Company as Vice President in July 1997. Dr. Neidell founded Wavefield Image, Inc. in 1995 and served as Chairman and President. In 1989, he co-founded Gandalf Explorers International, Ltd. (now MMS Petroleum PLC), a public company traded on the London AIM Stock Exchange in Ireland and the United Kingdom, where he serves as a director and technical advisor. In 1989, he co-founded GeoQuest International, Inc. (now Petroleum Information), where he served as a director, and in 1977, Zenith Exploration Co., Inc., where he has served as President, Chairman, and Chief Executive Officer. Dr. Neidell was a lecturer and an Adjunct Professor in the Geology Department of the University of Houston from 1971 to 1987. He is a Past President and Honorary Member of the Geophysical Society of Houston, a Distinguished Lecturer of the SEG, a Past Associate Editor of Geophysics, and a member of several AAPG and SEG committees. He graduated with a BS in mathematics from New York University, a Post Graduate Diploma in Applied Geophysics from Imperial College, and a Ph.D in Geodesy and Geophysics from Cambridge University.

  W. Kyle Willis joined the Company in January 1996 as Vice President, Treasurer, and Chief Financial Officer. From July 1992 to January 1996 Mr. Willis was a director, Executive Vice President, and Chief Financial Officer of Reunion Resources Company (formerly Buttes Gas & Oil Co.). From 1977 to 1996, Mr. Willis' executive experience included more than 14 years with public companies engaged in the energy industry where he served nine of those years as the principal financial officer. For the period from 1983 to 1990, Mr. Willis was engaged by four national venture capital firms where he conducted financial restructurings and operational workouts of technology investments and assisted emerging technology business startups. During this period, he served as President of TCS Software, Inc., a software developer, Vice President of Image Data Corporation, a video imaging communications manufacturer, and Southwest Network Services, a wide-area data network services company. Mr. Willis is a certified public accountant and practiced with Deloitte, Haskins & Sells for four years. Mr. Willis received his BBA in Accounting from Texas A & M University.

  John W. McTigue, Jr. has served as Vice President of the Company since December 1995. He has served in the same position for Zydeco Exploration since August 1994. Mr. McTigue has been involved in developing 3D seismic workstation technology and interpretation techniques for over ten years while working in various capacities with Paradigm Geophysical Corp. (1993 to 1994), INEXS, Inc. (1992 to 1993), GeoQuest Systems, Inc. (1990 to 1992) and Shell Development Company (1984 to 1990). Mr. McTigue holds BS and MS in Geology/Geophysics from Yale University and the University of Arizona, respectively.

  Charles E. Bradley, Sr. has served as a Director of the Company since December 1995. He is one of the founders of Stanwich Partners, Inc., a private investment firm which engages in leveraged buyouts, and has been President, a director and a shareholder of that company since its formation in 1982. Mr. Bradley serves in executive capacities for numerous companies, including Chairman of the Board of Consumer Portfolio Services, Inc., Reunion Industries Corp. (also Chief Executive Officer), DeVlieg-Bullard, Inc., Chatwins Group, Inc., Texon Energy Corporation (also President), Sanitas, Inc. (also President) and as a director of General Housewares Corp. and Audit & Survey's, Inc., all of which are publicly-held corporations. Mr. Bradley's previous experience also includes a position as a general partner at Price Waterhouse. Mr. Bradley received a BS in Economics from Yale University and an MBA from the New York University Graduate School of Business.

  Harry C. Johnson has served as a Director of the Company since December 1995. He has over 40 years experience in the oil and gas industry. He was founder and served as Chief Executive Officer of Red Eagle Resources Corporation until February 1995. Mr. Johnson has also been actively involved as a principal in various businesses, including banking, agriculture and aviation. Mr. Johnson was formerly a registered principal with the National Association of Securities Dealers, Inc. and was an allied member of The New York Stock Exchange. Mr. Johnson is a registered professional engineer with a degree in petroleum engineering from the University of Oklahoma.

  Philip A. Tuttle served as President, Chief Executive Officer, Chairman of the Board and a Director of the Company from its formation in June 1993 to December 1995. Mr. Tuttle has continued to serve as a Director. Since June 1989, he has been a general partner of Davis Tuttle Venture Partners, L.P., a private investment partnership. From November 1990 to October 1995, Mr. Tuttle was a director of Quality Tubing, Inc., a manufacturer of steel coil tubing for the energy services industry, becoming Chairman of the Board in May 1992. Mr. Tuttle is a founder and was formerly President of the Houston Venture Capital Association. He was also President and a director of the Houston Chapter of the Association for Corporate Growth, Chairman of the Accounting Council at Rice University-Jones Graduate School of Administration and a member of the Board of Governors of the National Association of Small Business Investment Companies. In addition, Mr. Tuttle serves on the Board of Drypers Corp., a publicly traded company that manufactures and distributes disposable diapers. He is a Certified Public Accountant and Fellow of the Institute of Directors, London, England. Mr. Tuttle received a BA in Economics from Rice University and a MBA from Northwestern University.

  The directors named above were elected at the Company's 1997 Annual Meeting to serve in such capacities until the Company's 1998 Annual Meeting or until their respective successors have been duly elected and have been qualified, or until their earlier death, resignation, disqualification or removal from office. There is no family relationship between any of the directors and executive officers of Zydeco.

GEOSCIENTISTS

  In addition to Mr. Prince, Dr. Neidell and Mr. McTigue, the Company has employed a group of talented and experienced geologists and geophysicists. Information with respect to those experts is set forth below.

  Stephen W. Knecht. Mr. Knecht is a geologist and was a co-founder of Zydeco Exploration. Mr. Knecht has over 22 years experience in oil and gas exploration. Prior to the formation of Zydeco Exploration, Mr. Knecht worked as an exploration geologist for privately held exploration companies and Standard Oil Company of Ohio, Williams Exploration Company, NRG Resources, Inc. and Neomar Resources, Inc. Mr. Knecht holds a BS in Geology from Texas A&M University.

  William L. Weibel. Mr. Weibel joined the Company as a geophysicist in 1996. Mr. Weibel has over 15 years experience in oil and gas exploration. Prior to joining the Company, Mr. Weibel worked as a geophysicist for Amoco Production Company and Landmark Graphics, Inc. Mr. Weibel holds a BS in Geology from Northern Illinois University and an MS in Geosciences from the University of Arizona.

  Stephen H. Allen. Mr. Allen is a geologist and joined the Company in 1996. He has 27 years experience in oil and gas exploration. Mr. Allen has worked as a geologist at Atlantic Richfield Company, Hanson Minerals, Cockrell Oil Corporation and other small and medium sized oil and gas exploration companies. Mr. Allen holds a BS in Geology from Southern Methodist University and an MS in Geology from Louisiana State University.

  Charles Gartmann. Mr. Gartmann joined the Company as a geophysicist in 1996. Prior to joining the Company Mr. Gartmann worked as a geophysicist at Energy Development Corporation, Apache Corporation, Placid Oil Company and Amoco Production Company. Mr. Gartmann holds a BA in Geology and an MS in Geology/Geophysics from the University of Wisconsin--Milwaukee.

  James Sobczak. Mr. Sobczak joined the Company as a geophysicist in 1997. Mr. Sobczak has over 16 years experience in oil and gas exploration and related businesses at Digicon Inc., CogniSeis Development, Inc. and Texaco, Inc. Mr. Sobczak holds a BS in Mechanical Engineering from Purdue University and a BS in Geophysical Engineering from Colorado School of Mines.

  Jim Taylor. Mr. Taylor joined the Company as a geologist in 1997. Mr. Taylor has over 22 years experience in oil and gas exploration. He has worked as a geologist at Union Oil of California, Quintana Corporation, Apache Corporation and JAPEX (US) Corp. Mr. Taylor holds a BS and an MS in Geology from the University of Memphis.

  Margaret Smith. Ms. Smith joined the Company as a geophysicist in 1997. Ms. Smith has over 20 years experience in seismic data processing in the oil and gas industry. Before joining the Company, she was employed by Seismograph Service Ltd., Digicon Geophysical Corp., and N. S. Neidell and Associates. Ms. Smith holds a BS in Geology from the University of Glasgow, Scotland.

  Rosemary P. Mullin. Ms. Mullin joined the Company as a geologist in 1997. Ms. Mullin has over 21 years experience in the oil and gas industry. She has worked as a geologist for Shell Oil Company and N. S. Neidell and Associates. Ms. Mullin holds a BS in Mathematics and Earth Sciences and a MS in Geology from the University of Michigan.

COMPENSATION

  The following table reflects all forms of compensation for services to the Company and its subsidiaries for the years ended December 31, 1996, and 1995, of those individuals who were at December 31, 1996, (i) the Chief Executive Officer and (ii) each of the five other most highly compensated executive officers of the Company (the "Named Executives"):

                          SUMMARY COMPENSATION TABLE

                                                    LONG TERM
                                   ANNUAL          COMPENSATION
                               COMPENSATION(1)        AWARDS
                              ---------------------------------
                                                    SECURITIES
NAME AND PRINCIPAL                                   OPTIONS     ALL OTHER
POSITION                 YEAR  SALARY       BONUS   UNDERLYING  COMPENSATION
------------------       ---- ----------    ------------------- ------------
Sam B. Myers, Jr........ 1996 $  150,000     $  --        --       $9,651(2)
 Chief Executive Officer 1995     69,500        --        --          724(2)
Edward R. Prince, Jr.... 1996    150,000        --        --           --
 Vice Chairman           1995         --        --        --           --
John O. Smith........... 1996     37,500(3)     --   200,000       28,670(2)(4)
 President and Chief     1995         --        --        --           --
  Operating Officer
W. Kyle Willis.......... 1996    100,000        --   150,000        8,841(2)
 Vice President,         1995         --        --        --           --
 Treasurer and Chief
 Financial Officer
Stephen W. Knecht(5).... 1996    150,000        --        --        8,159(2)
 Vice President          1995     39,250        --        --          701(2)
John W. McTigue, Jr..... 1996    100,000        --        --        6,656(2)
 Vice President          1995     18,665        --        --          518(2)

--------
(1) From January 1, 1995, to December 20, 1995, no officer received any compensation other than reimbursement for any reasonable business expense incurred in connection with activities on behalf of the Company. After December 20, 1995, the date of the acquisition by merger of Zydeco Exploration (the "Merger"), the Company paid all officers' salaries for the remainder of 1995 in amounts which did not exceed $6,250 for any one person. In addition, after December 20, 1995, Zydeco Exploration paid accrued compensation which had been deferred from earlier in 1995 to Messrs. Myers, Knecht, and McTigue in the amounts of $66,000, $33,000, and $12,498 respectively. (Prior to December 20, 1995, Zydeco Exploration was an independent, privately held company.)
(2) Includes the Company's portion of expenses incurred under the Company's health and long-term disability plans under the same terms and conditions as available to all employees.
(3) Mr. Smith's salary for 1997 is anticipated to be $150,000.
(4) Includes $27,156 in consulting fees paid to Mr. Smith in 1996 for services rendered prior to his employment by the Company.
(5) Mr. Knecht ceased to be an executive officer of the Company as of May 15, 1997.

  The Company's Named Executives receive health and disability insurance benefits which do not exceed 10% of their respective salaries. These benefits are also provided to all other employees of the Company. The Company's 1996 Incentive Equity Plan is described below.

AGREEMENTS WITH DIRECTORS, OFFICERS AND KEY EMPLOYEES

  In 1995, Zydeco Exploration entered into employment agreements with Messrs. Knecht and McTigue. Each of the agreements provides: (i) for a four year term ending December 31, 1998 (the "Primary Term"); (ii) that

Zydeco Exploration may terminate employment with or without cause during the Primary Term; (iii) for a base salary of $150,000 and $100,000 for Messrs. Knecht and McTigue, respectively, subject to the Zydeco Exploration Board's discretion to elect to defer up to 50% of the base salary for not more than one year; (iv) for the payment of base salary for the entirety of the Primary Term if the employee is terminated other than for death, disability or for cause; (v) if terminated for "cause" during the Primary Term, the agreement is terminated immediately and Zydeco Exploration shall have no further payment obligations; and (vi) that the employee will retain confidentiality of certain information and will not compete in the Timbalier Trench or Louisiana Transition Zone with Zydeco Exploration for a period ending one year after the expiration of the Primary Term or the termination of the agreement, whichever occurs first.

  Mr. McTigue's agreement also provided for the issuance of certain employee stock options under the employee stock option plan then in effect for Zydeco Exploration.

  Mr. Knecht's agreement entitles him to receive a 1% overriding royalty interest in Zydeco Exploration's interest in all oil and gas prospects generated for Zydeco Exploration by Mr. Knecht. Mr. Knecht relinquished 500,000 shares of Zydeco Exploration Common Stock to Zydeco Exploration in exchange for the right to receive the overriding royalties under this agreement.

  On July 1, 1997, Zydeco Energy entered into an employment agreement with Dr. Neidell. Dr. Neidell's agreement provided (i) for a four year term (the "Neidell Term") ending July 1, 2001; (ii) that Zydeco may terminate employment with or without cause; (iii) for a base salary of $150,000; (iv) for the payment of base salary for the entirety of the Neidell Term if he is terminated other than for death, disability or for cause; (v) that if terminated for "cause" during the Primary Term, the agreement is terminated immediately and Zydeco Energy shall have no further payment obligations; and
(vi) that the employee will retain confidentiality of certain information and will not compete with the Company for one year after termination.

  The Company has not entered into any other employment agreements. The Company has entered into confidentiality agreements with all of its employees.

COMPENSATION OF DIRECTORS

  The Company does not compensate its directors, who are executive officers, for their services other than their compensation as officers and employees of the Company. The Company pays an annual fee of $12,000, in equal monthly amounts, to directors who are not executive officers or employees. In 1996 the Company adopted the 1996 Non-employee Directors Stock Option Plan (the "Directors Plan"). The Board has granted 15,000 options to each of Messrs. Tuttle, Bradley and Johnson, pursuant to the Directors Plan. The options granted vest in one-third increments annually with the first one-third vesting April 1, 1997. The exercise price of the options granted is $6.69, the average of the high bid price and low asked price for the Common Stock on the date of grant.

1996 NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

  The Directors Plan was adopted by the Company in 1996. Pursuant to the Directors Plan, each Non-employee Director is granted an option (a "Director Option") to purchase 15,000 shares of Common Stock at the average of the closing bid price and asked price on the date appointed or elected. As of July 1, 1997, three persons were eligible for, and had been granted, Director Options covering 45,000 shares under the Directors Plan. Each Director Option that is vested may be exercised in full at one time or in part from time to time. The exercise price may be paid in cash or shares of Common Stock. Unless sooner terminated, the Directors Plan will expire on December 31, 2005, and any Director Option outstanding on such date will remain outstanding until it has either expired or has been fully exercised.

  The Directors Plan provides for adjustments to the maximum number of shares for which Director Options may be granted, the number of shares subject to outstanding Director Options and the exercise price of such outstanding Director Options in the event of a declaration of a stock dividend or any recapitalization resulting in a stock split-up, combination or exchange of shares of Common Stock in order to prevent dilution or enlargement of the rights of optionee. In the event of a "Change in Control," as defined in the Directors Plan, options granted more than six months prior to the "Change in Control" will be canceled in exchange for a cash payment equal to the value of such options.

  The Company has filed a registration statement registering the sale of the shares of Common Stock acquired upon exercise of the Directors Options.

EMPLOYEE STOCK OPTIONS

  1995 Zydeco Exploration Employee Options. Zydeco Exploration adopted as of February 22, 1995, the Zydeco 1995 Employee Stock Option Plan (the "1995 Plan"). Pursuant to the 1995 Plan, Zydeco Exploration granted the options summarized in the table below on March 3, 1995. These Zydeco Exploration options (the "1995 Employee Options") were assumed by the Company pursuant to the Merger.

  The following table summarizes the 1995 Employee Options granted by Zydeco Exploration and which have been assumed by the Company pursuant to the Merger. The Company did not assume or adopt the Zydeco 1995 Employee Stock Option Plan.

  ZYDECO EXPLORATION EMPLOYEE STOCK OPTIONS GRANTED PURSUANT TO THE 1995 PLAN

                                                INDIVIDUAL GRANTS
                         ---------------------------------------------------------------
                                                                          POTENTIAL
                                                                     REALIZABLE VALUE AT
                                                                       ASSUMED ANNUAL
                         NUMBER OF   PERCENT OF  EXERCISE              RATES OF STOCK
                         SECURITIES    TOTAL     OR BASE             PRICE APPRECIATION
                         UNDERLYING   OPTIONS     PRICE              FOR OPTION TERM(1)
                          OPTIONS     GRANTED      PER    EXPIRATION -------------------
          NAME            GRANTED   TO EMPLOYEES  SHARE      DATE       5%       10%
          ----           ---------- ------------ -------- ---------- -------- ----------
John W. McTigue, Jr.....  625,004       62.1%     $1.60    3/03/05   $628,899 $1,593,753
Edward R. Prince, Jr....  312,502       31.1       1.60    3/03/05    314,449    796,876

--------
(1) These amounts represent assumed rates of appreciation in the price of the Company's Common Stock during the terms of the options. Actual gains, if any, on stock option exercises will depend on the future price of the Common Stock and overall stock market conditions. There is no representation that the rates of appreciation reflected in this table will be achieved.

  The exercise price of a 1995 Employee Option may be paid in cash or delivery of already owned shares of Common Stock having a fair market value equal to the exercise price. Thirty days prior to certain major corporate events such as, among other things, certain changes in control, mergers or sales of substantially all of the assets of Zydeco, each 1995 Employee Option shall immediately become exercisable in full. All the 1995 Employee Options expire on March 3, 2005. The number of shares subject to the 1995 Employee Options and the exercise price of the 1995 Employee Options are subject to adjustment in the event of a declaration of a stock dividend or any recapitalization resulting in a stock split-up, combination or exchange of shares of Common Stock. The shares issuable pursuant to the exercise of the 1995 Employee Options are registered under the Securities Act of 1933, as amended (the "Securities Act").

  1996 Incentive Equity Plan. In 1996, the Company adopted the 1996 Incentive Equity Plan (the "1996 Incentive Plan"). The 1996 Incentive Plan provides for the granting of stock options, stock appreciation rights, phantom shares, restricted stock, performance units and bonus shares. The aggregate amount of Common Stock with respect to which awards may be made may not exceed 950,000 shares of Common Stock. The 1996 Incentive Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"). Subject to the terms of the 1996 Incentive Plan, the Committee determines to whom discretionary awards will be made and the terms and conditions of such awards.

  No awards other than stock options have been granted under the 1996 Incentive Plan. The following table sets forth information with respect to the options to purchase shares of Common Stock granted under all stock option plans to each executive officer named in the Summary Compensation Table in the fiscal year ended December 31, 1996:

              OPTIONS GRANTED PURSUANT TO THE 1996 INCENTIVE PLAN

                                                INDIVIDUAL GRANTS
                         ----------------------------------------------------------------
                                                                           POTENTIAL
                                                                      REALIZABLE VALUE AT
                                                                        ASSUMED ANNUAL
                         NUMBER OF   PERCENT OF                         RATES OF STOCK
                         SECURITIES    TOTAL     EXERCISE             PRICE APPRECIATION
                         UNDERLYING   OPTIONS     OR BASE             FOR OPTION TERM(3)
                          OPTIONS     GRANTED    PRICE PER EXPIRATION -------------------
          NAME           GRANTED(1) TO EMPLOYEES SHARE(2)     DATE       5%       10%
          ----           ---------- ------------ --------- ---------- -------- ----------
John O. Smith...........  200,000       40.4%      $5.22    10/7/06   $656,440 $1,663,548
W. Kyle Willis..........  150,000       30.3        6.69     1/4/06    630,860  1,598,723

--------
(1) One fourth of these options vest on the first anniversary of the date of grant and on each of the succeeding three anniversary dates. Options are exercisable within the ten-year period from the date of grant subject to the vesting schedule.
(2) The exercise price of all options granted during 1996 was equal to the market value of the underlying Common Stock on the date of grant.
(3) These amounts represent assumed rates of appreciation in the price of the Company's Common Stock during the terms of the options. Actual gains, if any, on stock option exercises will depend on the future price of the Common Stock and overall stock market conditions. There is no representation that the rates of appreciation reflected in this table will be achieved.

  In the event of a "change in control" (as defined in the 1996 Incentive
Plan), all awards that have been granted under the 1996 Incentive Plan more than six months prior to the date of such event may be canceled by action of the Board, effective on the date of such event. Upon cancellation a participant would be paid in cash an amount equal to the net value of the cancelled award.

  The Board may make or provide for such adjustments in the numbers of shares of Common Stock covered by outstanding option rights, appreciation rights and phantom shares granted hereunder, in the option price or grant price applicable to any such option rights and appreciation rights, and/or in the kind of shares covered thereby (including shares of another issuer), as the Board may determine is equitably required to prevent dilution or enlargement of the rights of participants that otherwise would result from any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, merger, consolidation, reorganization, partial or complete liquidation, issuance of rights or warrants to purchase securities or any other corporation transaction or event having an effect similar to any of the foregoing.

  The Company has filed a registration statement under the Securities Act registering the sale of the shares of Common Stock granted or acquired upon exercise of awards granted pursuant to the 1996 Incentive Plan.

YEAR-END OPTIONS VALUE TABLE

  The following table summarizes the options granted by the Company to the Named Executives pursuant to the 1995 Plan and the 1996 Incentive Plan. All of the options granted pursuant to the 1996 Incentive Plan have an exercise price equal to the fair market value of a share of Common Stock on the date granted. The value of the in-the-money options in the following table was determined using the closing bid price of the Company's Common Stock, which was $6.25 per share, as of December 31, 1996 less the exercise price of such option.

                      OPTION VALUES AT DECEMBER 31, 1996

                               NUMBER OF SECURITIES
                              UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                    OPTIONS AT          IN-THE-MONEY OPTIONS AT
                                 DECEMBER 31, 1996         DECEMBER 31, 1996
                             ------------------------- -------------------------
            NAME             EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
            ----             ----------- ------------- ----------- -------------
Sam B. Myers, Jr............        --           --    $       --   $       --
Edward R. Prince, Jr........   156,251      156,251       726,567      726,567
John O. Smith...............        --      200,000            --      206,000
Stephen W. Knecht...........        --           --            --           --
John W. McTigue, Jr.........   312,502      312,502     1,453,134    1,453,134
W. Kyle Willis..............        --      150,000            --           --

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In June 1996, the Company, with the approval of the Board of Directors (Mr. Sam B. Myers, Jr. abstaining), purchased all the working interest in certain unproved properties consisting of five non-producing offshore oil and gas leases from entities (the "Myers Family Interests") owned by the adult children of the Company's Chief Executive Officer, Mr. Sam B. Myers, Jr., who subsequently became an officer of certain of the entities. The Board of Directors, then including a majority of three outside directors, reviewed the related-party transactions discussed above, including the geological and geophysical studies prepared by the Company's geologist and exploration vice president. Two of the three independent directors are experienced chief executive officers of publicly traded companies with oil and gas operations and negotiated the transactions, including certain terms regarding price and the amount of retained interests. The information reviewed and discussed by the Board of Directors included analysis of possible reserves, typical reservoir economics, representative costs of drilling and completion of wells and costs of production platform construction. At the time of the purchase, Mr. Knecht and Mr. Reed were President and Vice President, respectively, of one of the sellers. The Company paid $302,464 (represented by the Myers Family Interests as their accumulated cost in the property interests) for the leases which are located in state waters offshore Louisiana. The leases are subject to a 7.5% working interest back-in after payout by the Myers Family Interests. The Myers Family Interests also own an aggregate of between 4.5% and 7.5% overriding royalty interest in these leases, which interests were owned by the Myers Family Interests prior to this transaction with the Company. In addition, Messrs. Knecht and Reed and an employee of the Company own overriding royalty interests under the leases and Mr. Knecht received an additional 1.0% overriding royalty interest in three of the leases pursuant to his employment contract. In addition, at the time of purchase of the property interests, Messrs. Knecht and Reed also received an aggregate one-half percent overriding royalty interest in two of the leases directly from the Myers Family Interests. In May 1996, the Company purchased certain proprietary geologic and geophysical data and computer equipment which was being utilized by the Company from a Myers Family Interest for $145,490 (represented by the seller to the Company as the depreciated book value of the purchased property).

  In August 1996, the Company, with the approval of the Board of Directors (Mr. Sam B. Myers, Jr. abstaining), purchased non-producing leasehold interests owned by certain Myers Family Interests and agreed to participate with a Myers Family Interest in the drilling of an exploratory well located in Timbalier Bay in state waters offshore Louisiana. Mr. Myers was at the time of the sale, and remains, President of both of the selling entities. The Company paid $187,500 for a 37.5% working interest in the drilling prospect. The Myers Family

Interests own an aggregate of between 33.1% and 37.3% net revenue interest in the prospect leases and Mr. Myers owns an approximate 1.6% overriding royalty interest under portions of the leases. The Myers Family Interests participated in the well with a working interest of 41.2% and paid their proportionate share of the estimated cost of drilling and well completion. The Myers Family Interests can also back-in for a 25.0% working interest of a well after payout. In addition, an affiliate of a director of the Company also purchased a 5.0% working interest in the properties on the same basis as the terms of the Company's participation. Messrs. Knecht and Reed also own net revenue interests in the prospect leases, one of which also purchased an additional 1% working interest participation in the property at the same time and on the same basis as the terms of the Company's participation. Drilling of the exploratory well commenced in August 1996 and was abandoned in September 1996 for mechanical reasons without testing the well's primary objectives. The Company has undertaken to sell a portion or farmout its interest in this prospect and at December 31, 1996, reflected $187,500 in unproved and unevaluated properties related to the prospect. The Company charged $647,355 to exploration expense in 1996 in connection with the drilling and abandonment of the well.

  In 1996, the Company licensed software and purchased related software maintenance services aggregating $325,768 from a subsidiary of GeoScience Corporation. Subsequently, in October 1996, Mr. Prince became a director of GeoScience Corporation.

  In connection with the acquisition of Wavefield, the Company agreed to lease certain office furniture and equipment owned by Dr. Neidell which was and is used by Wavefield.

  Dr. Neidell is a director of MMS Petroleum PLC, a licensee of the Wavefield Imaging Technology. The license was negotiated prior to the Company's acquisition of Wavefield.

  The Company believes all of the transactions with related parties have been on terms no less favorable to the Company than those terms which may have been obtained from unrelated third parties.

  None of the officers or directors of the Company is related to any other executive officer or director of the Company.

CONFLICTS OF INTEREST

  Certain of the Company's officers, directors, employees and stockholders own working and overriding royalty interests in leases owned by the Company or that adjoin, or are in the vicinity of, some of the potential prospects described herein. Such officers, directors, employees and stockholders will continue to conduct operations on such leases, including, without limitation, acquiring or shooting, processing and/or reprocessing seismic data, remediating or recompleting existing wells and/or the drilling of new wells. Hence, a conflict of interest may exist if the Company proposes to drill or farmout for the drilling of a well or wells upon leases it currently owns and leases immediately offsetting the leases owned by its officers, directors, employees or stockholders.

  Certain members of the Company's management team are also investors, executive officers and/or directors of small privately owned companies with limited oil and gas operations. Though the Company's management team intends to devote their full time to managing the affairs of the Company, they may occasionally devote a minimal amount of time to other positions they hold. Company transactions with related parties have been and will be subject to the approval of the independent directors. See "Risk Factors--Conflicts of Interest."

                    DESCRIPTION OF THE COMPANY'S SECURITIES

GENERAL

  The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, and 1,000,000 shares of Preferred Stock, par value $.001 per share. As of the date of this Prospectus, 6,707,098 shares of Common Stock are outstanding, and such shares are owned by approximately 56 persons of record and are owned beneficially by approximately 750 persons. As of the date of this Prospectus, there are no shares of Preferred Stock outstanding.

COMMON STOCK

  The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then being elected. The holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the shares of Common Stock. Holders of shares of Common Stock, as such, have no conversion, redemption, preemptive or other subscription rights. All of the outstanding shares of Common Stock and the shares of Common Stock included in the Units, described below, are fully paid and nonassessable.

PREFERRED STOCK

  The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue shares of Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of shares of Common Stock. In addition, the shares of Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. In July 1996, all 781,255 shares of Preferred Stock then outstanding were converted into 781,255 shares of Common Stock. There are no shares of Preferred Stock currently outstanding.

REDEEMABLE COMMON STOCK PURCHASE WARRANTS

  Each Redeemable Common Stock Purchase Warrant (a "Redeemable Warrant") entitles the registered holder to purchase one share of Common Stock for $5.50, subject to adjustment in certain circumstances. The Redeemable Warrants expire on December 13, 2000. The Company may call the Redeemable Warrants for redemption, in whole and not in part, at a price of $.01 per Redeemable Warrant at any time if the last sale price of the shares of Common Stock has been at least $10.00 per share for the 20 consecutive trading days ending on the third day prior to the date on which the notice of redemption is given. The notice of redemption must be given at least 30 days in advance of the redemption date. The holders of Redeemable Warrants have exercise rights until the close of business on the redemption date.

  The exercise price, number of shares of Common Stock issuable on exercise of the Redeemable Warrants and redemption price are subject to adjustment in certain circumstances including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation of the Company. However, the Redeemable Warrants are not subject to adjustment for issuances of shares of Common Stock at a price below their exercise price.

  The Company has the right, in its sole discretion, to decrease the exercise price of the Redeemable Warrants for a period of not less than 30 days on not less than 30 days prior written notice to the warrant holders. In addition, the Company has the right, in its sole discretion, to extend the expiration date of the Redeemable Warrants on five business days prior written notice to the holders of the Redeemable Warrants.

  The Redeemable Warrants are quoted on the Nasdaq SmallCap Market. As of the date of this Prospectus, there are 3,300,000 Redeemable Warrants outstanding.

UNIT OPTIONS

  The Company's Unit Options are currently exercisable at $6.60 per Unit. Each Unit consists of one share of Common Stock and two Common Stock Purchase Warrants ("Unit Option Warrants"). Each Unit Option Warrant will entitle the holder to purchase one share of Common Stock under terms similar to the terms of the Redeemable Warrants except that the Unit Option Warrants are not redeemable. The holders of Unit Options are entitled to certain demand and piggyback registration rights with respect to the Unit Options and all underlying securities. The Unit Options expire if not exercised on or prior to December 13, 1998. Upon consummation of the Offering, the 150,000 outstanding Unit Options are estimated to adjust to be exercisable for 209,745 Units based upon a public offering price of $4.25 and certain other assumptions.

  The exercise price of the Unit Options and the number of Units issuable upon exercise of a Unit Option are subject to adjustment in the event Common Stock (or warrants, options or convertible securities exercisable or convertible into Common Stock) (including the Shares offered hereby) are issued at less than either the Unit Option exercise price or trading price of the Common Stock. The holders of Unit Options may elect to convert Unit Options into a number of Units equal to the difference between the market trading price of Common Stock and the then current Unit Option exercise price, divided by the market trading price. The result of the foregoing provisions is that the number of Unit Options will adjust upward and the related exercise price will adjust downward as a result of the Shares being sold at a public offering price of less than $6.60 per share. The foregoing provisions could, under certain circumstances, afford the holders of the Unit Options the opportunity to purchase a substantial amount of the Company's securities at a price significantly below market.

1995 BRIDGE WARRANTS

  In connection with providing funding commitments pursuant to the Merger, the Company issued a total of 225,028 warrants (the "1995 Bridge Warrants") to certain persons. The terms and conditions of the 1995 Bridge Warrants are substantially the same as the terms and conditions of the Redeemable Warrants except as described in this paragraph. The exercise price for the 1995 Bridge Warrants is $5.33 per share, and they include a "cashless" exercise right pursuant to which 1995 Bridge Warrants may be surrendered in order to pay the exercise price on other 1995 Bridge Warrants. In addition, the 1995 Bridge Warrants may not be redeemed by the Company. The 1995 Bridge Warrants were not registered with the Securities and Exchange Commission (the "Commission"). One of the Underwriters owns 75,000 of the 1995 Bridge Warrants.

ZYDECO EXPLORATION WARRANTS

  Certain Company warrants (the "Zydeco Exploration Warrants") were issued by Zydeco Exploration, Inc. prior to the Merger with TN Energy and assumed by the Company in connection with the Merger. Each Zydeco Exploration Warrant entitles the registered holder to purchase one share of Common Stock for $1.60, subject to adjustment in certain circumstances, at any time ending on December 1, 1999, at which time the Warrants will expire. The Zydeco Exploration Warrants are not redeemable.

  The exercise price and the number of shares of Common Stock issuable on exercise of the Zydeco Exploration Warrants are subject to adjustment in certain circumstances including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation of the Company. The exercise price may be paid in cash or with shares of Common Stock. The holders of Zydeco Exploration Warrants do not have the rights or privileges of holders of shares of Common Stock prior to the exercise of the Zydeco Exploration Warrants.

  The Company has registered the resale of the shares of Common Stock issuable upon exercise of the Zydeco Exploration Warrants with the Commission. As of the date of this Prospectus there were 30,640 Zydeco Exploration Warrants outstanding.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information as of July 1, 1997, regarding beneficial ownership of Common Stock and as adjusted to reflect the sale of the Shares offered hereby of (i) each stockholder who is known by the Company to beneficially own more than 5% of Common Stock; (ii) each Director;
(iii) each Named Executive; and (iv) all directors and executive officers as a group.

                                                               PERCENTAGE
                                                           BENEFICIALLY OWNED
                                       NUMBER OF SHARES  -----------------------
                                       OF COMMON STOCK   BEFORE THE   AFTER THE
NAME OF BENEFICIAL OWNER              BENEFICIALLY OWNED OFFERING(1) OFFERING(2)
------------------------              ------------------ ----------- -----------
Richard L. Morgan...................      1,562,510(3)      23.3%       15.8%
David M. Fender.....................      1,544,018(4)      23.0%       15.6%
Elizabeth I. Magness................        390,627(5)       5.8%        3.9%
John W. McTigue, Jr.................        312,502(6)       4.5%        3.1%
Sam B. Myers, Jr....................        269,925          4.0%        2.7%
Edward R. Prince, Jr................        171,876(6)       2.5%        1.7%
Norman S. Neidell...................         75,000          1.1%        0.8%
Philip A. Tuttle....................         57,512(6)       0.9%        0.6%
W. Kyle Willis......................         37,500(6)       0.6%        0.4%
Charles E. Bradley, Sr..............         10,000(6)       0.1%        0.1%
Harry C. Johnson....................          5,000(6)       0.1%        0.1%
John O. Smith.......................             --           --          --
Directors and Officers as a group (9
 persons)...........................        939,315(6)      13.0%        9.0%

--------
(1) Based on 6,707,098 shares of Common Stock outstanding as of July 1, 1997.
(2) Based on 9,907,098 shares of Common Stock, assuming all 3,200,000 Shares offered hereby are sold to third parties.
(3) Includes 781,255 shares owned by The SBM III Trust and 781,255 shares owned by The MFM Trust; Mr. Morgan is trustee of both trusts. The SBM III Trust was established for the benefit of the children of Sam B. Myers,
    III. The MFM Trust was established for the benefit of the children of Melanie F. Myers. Mr. Morgan has sole voting and dispositive power with respect to such shares. Mr. Sam B. Myers, Jr. disclaims any beneficial ownership of the shares owned by the trusts. Mr. Morgan's address is 700
    N. Pearl Street, Suite 2170, Dallas, Texas 75201.
(4) Includes 15,625 shares owned personally by Mr. Fender and 1,528,393 shares owned by The Bon Temps Trust for which Mr. Fender is trustee. The Bon Temps Trust is a trust established for the benefit of the children of Sam
    B. Myers, Jr. Mr. Fender has sole voting and dispositive power with respect to such shares. Mr. Myers disclaims any beneficial ownership of the shares owned by the trust. Mr. Fender's address is 116 East Front Street, Tyler, Texas 75702.
(5) Includes 390,627 shares held by The Knecht 1994 Descendants Trust, a trust established for the benefit of the children of Stephen W. Knecht. Mrs. Magness has sole voting and dispositive power with respect to such shares. Mr. Knecht disclaims any beneficial ownership of the shares owned by the trust. Mrs. Magness' address is 3202 Wild Candle, Spring, Texas 77388.
(6) These amounts include shares of Common Stock covered by options exercisable within 60 days.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters severally has agreed to purchase from the Company the aggregate number of shares of Common Stock set forth opposite its name below:

   UNDERWRITERS                                                 NUMBER OF SHARES
   ------------                                                 ----------------
   Brean Murray & Co., Inc.....................................    1,920,000
   Gaines, Berland Inc. .......................................    1,280,000
                                                                   ---------
     Total.....................................................    3,200,000
                                                                   =========

  Upon the terms and subject to the conditions of the Underwriting Agreement, the Company is obligated to sell, and the Underwriters are obligated to purchase, all of the Shares set forth in the above table if any of the Shares are purchased.

  The Underwriters propose to offer the Shares to the public initially at the public offering price set forth on the cover page of this Prospectus, and to selected dealers at such public offering price less a concession not to exceed $.16 per share. The Underwriters or such dealers may reallow a commission to certain other dealers not to exceed $.05 per share. After the Offering to the public, the offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 480,000 additional Shares to cover over-allotment, if any, at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. If the Underwriters exercise this option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriters' initial commitment as indicated in the table above. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Shares offered hereby.

  The Company, its officers and directors and certain stockholders (who beneficially hold in the aggregate 4,436,470 shares of Common Stock) have agreed not to sell, offer to sell, issue, distribute or otherwise dispose of any shares of Common Stock of the Company for a period of 180 days from the date of this Prospectus (subject to certain limited exceptions) without the prior written consent of Brean Murray & Co., Inc.

  In connection with the Offering made hereby, the Company has agreed to sell to the Underwriters, for nominal consideration, the Underwriter Warrants to purchase 320,000 shares of Common Stock from the Company (10% of the number of shares issued in this offering). The Underwriter Warrants are exercisable, in whole or in part, at an exercise price equal to 120% of the public offering price set forth on the cover page of this Prospectus at any time during the four-year period commencing one year after the effective date of the Registration Statement of which this Prospectus is a part. The warrant agreement pursuant to which the Underwriter Warrants will be issued will contain provisions providing for adjustment of the exercise price and the number and type of securities issuable upon exercise of the Underwriter Warrants should any one or more of certain specified events occur. The Underwriter Warrants grant to the holders thereof demand and piggy-back registration rights for the securities issuable upon exercise of the Underwriter Warrants.

  The Company has agreed to reimburse the Underwriters for up to $175,000 of the Underwriters' out-of-pocket expenses (including fees of their counsel) in connection with the sale of the Shares offered hereby. The Company has also agreed to indemnify the Underwriters or contribute to losses arising out of certain liabilities that may be incurred in connection with this Offering, including liabilities under the Securities Act.

  Brean Murray & Co., Inc. and its affiliates were issued and presently own
(i) 75,000 1995 Bridge Warrants issued in connection with a funding commitment pursuant to the Merger and (ii) 8,868 Zydeco Exploration Warrants purchased by an officer of Brean Murray & Co., Inc. for investment. Gaines, Berland Inc. purchased for nominal consideration 50,000 Unit Options in connection with a 1993 public offering of the Company.

  In connection with this Offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq Stock Market immediately prior to the commencement of sales in this Offering, in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq Stock Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  In connection with this offering, the Underwriters may engage in stabilizing, syndicate short covering transactions, penalty bids or other transactions during the offering that may stabilize, maintain or otherwise affect the market price of the Common Stock at a level above that which might otherwise prevail in the open market. Stabilizing transactions are bids for and purchases of the Common Stock for the purpose of preventing or retarding a decline in the market price of the Common Stock to facilitate the Offering. Syndicate short covering transactions are bids to purchase and actual purchases of Common Stock on behalf of the Underwriters to provide them with enough Common Stock to deliver to those purchasing Common Stock in the Offering. A penalty bid is an arrangement that permits the Underwriters to reclaim a selling concession when the Common Stock originally sold by the syndicate member are purchased in a syndicate covering transaction. Such stabilizing, syndicate short covering transactions, penalty bids and other transactions, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  Andrews & Kurth L.L.P., Houston, Texas, has passed upon certain matters with respect to the validity of shares of Common Stock offered hereby, as counsel for the Company. A partner of that firm who has rendered services to the Company in connection with this Registration Statement is the son of Mr. Edward R. Prince, Jr., Vice Chairman of the Company. Certain legal matters will be passed upon for the Underwriters by Stroock & Stroock & Lavan LLP, New York, New York.

                             CHANGE OF ACCOUNTANTS

  On January 17, 1996, the Company advised BDO Seidman, LLP that its services would no longer be required as independent accountants for auditing the annual financial statements of the Company. As a result of the Merger of the Company with Zydeco Exploration, the historical financial statements of Zydeco Exploration became the financial statements of the Company. Arthur Andersen LLP were the independent accountants for Zydeco Exploration prior to the Merger and became the independent accountants of the Company commencing with the audit of the Company's consolidated financial statements for the year ended December 31, 1995. During the two most recent fiscal years prior to January 17, 1996, there were no disagreements with BDO Seidman, LLP on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events. The report of BDO Seidman, LLP for fiscal years 1993 and 1994 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

  BDO Seidman, LLP, at the request of the Company, furnished a letter addressed to the Commission stating their agreement with the above statements. A copy of the BDO Seidman letter to the Commission, dated January 19, 1996, was filed as Exhibit 16.1 to the Company's Form 8-K, dated January 22, 1996.

                                    EXPERTS

  The audited financial statements included in this Prospectus, and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

  The information regarding proved reserves in the "Summary" and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" is based on a Reserve Report by Ryder Scott and has been included herein in reliance upon the authority of that firm as an expert in petroleum engineering.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 1801 California Street, Suite 4800, Denver, Colorado 80202; 5670 Wilshire Blvd., 11th Floor, Los Angeles, California 90036; 1401 Brickell Ave., Suite 200, Miami, Florida 33131; and at Seven World Trade Center, Suite 1300, New York, New York 10048 or may be obtained on the Internet at http:www.sec.gov. Copies of such documents may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. In addition, such materials and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.

  The Company has filed with the Commission a registration statement (the "Registration Statement") under the Securities Act on Form S-1 (Reg. No. 333-27679) with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement and any amendments thereto, including exhibits filed or incorporated by reference as a part thereof, are available for inspection and copying at the Commission's offices as described above.

                               ----------------

                      GLOSSARY OF CERTAIN INDUSTRY TERMS

  The definitions set forth below shall apply to the indicated terms as used in this Prospectus. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

  Area of Mutual Interest. An area designated by exploration contract or other oil and gas agreement in which the contract parties have mutual and exclusive rights to conduct exploration and development for oil and gas.

  2-D Seismic. The method by which a cross-section of the earth's subsurface is created through the processing of reflected seismic data collected along a single source profile.

  3-D Seismic. The method by which a three dimensional image of the earth's subsurface is created through the processing of reflected seismic data collected over a surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do 2-D seismic surveys and contribute significantly to field appraisal, development and production.

  Back-in Interest. A portion of an economic interest in an oil and gas lease that may be returned to its former owner after a predetermined amount of production or income has been produced.

  Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

  CAEX. Computer aided exploration for oil and gas.

  Completion. The installation of permanent equipment for the production of oil or gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

  Common Depth Point stacking or CDP. A method of improving the signal quality of seismic data by adding or "stacking" the seismic traces which have a common midpoint between each source and receiver after time-correcting the data for the offset or distance between the sources and receivers.

  Dip-Moveout or DMO. A process to correct CDP data so that dipping events will stack or focus better using a common velocity.

  Discounted Present Value. A method of determining the present value of proved reserves in accordance with Commission requirements. Under the Commission method, the future net revenues before income taxes from proved reserves are estimated assuming that oil and natural gas prices and production costs remain constant. The resulting stream of revenues is then discounted at the rate of 10% per year to obtain the present value.

  Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

  Exploratory well. A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

  Farmout. An agreement whereunder the owner of a working interest in an oil and gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest transferred by the assignor is a "farmout."

  Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

  Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

  Lease Option. An option which gives the holder a right to obtain a lease allowing the holder to drill and develop oil and gas wells on the subject property.

  Nonoperating Interest. An interest in a well which does not include the responsibility for the development and operation of the well.

  Operating Interest. An interest in a well which includes responsibility for the development and operation of the well.

  MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

  Mcf. One thousand cubic feet of natural gas.

  Mcf/d. One thousand cubic feet of natural gas per day.

  Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

  Migration. An imaging process that "relocates" seismic events to account for changes in the dip of the underlying strata.

  Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

  Pay or Pay Zone. An industry term used to describe reservoirs in the subsurface which contain hydrocarbons.

  Poststack Migration. Migration applied to seismic traces after the traces have been "stacked."

  Present Value. When used with respect to oil and gas reserves, the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

  Prestack Migration. Migration applied to individual seismic traces prior to "stacking."

  Productive Well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

  Proved developed producing reserves. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and able to produce to market.

  Proved developed reserves. Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

  Proved developed nonproducing reserves. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

  Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

  Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

  Recompletion. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

  Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

  Seismic Permit. A permit which grants the holder the right to acquire seismic data over the subject property.

  Stacking. A seismic processing technique involving the addition of seismic traces.

  Transition Zone. The area of land and water extending several miles both onshore and offshore of a coastline.

  Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

  Working interest. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS...................................  F-2
CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Balance Sheets..............................................  F-3
  Consolidated Statements of Operations....................................  F-4
  Consolidated Statements of Stockholders' Equity..........................  F-5
  Consolidated Statements of Cash Flows....................................  F-6
  Notes to Consolidated Financial Statements...............................  F-7
  Supplemental Information on Oil and Gas Producing Activities............. F-20

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS OF ZYDECO ENERGY, INC.:

  We have audited the accompanying consolidated balance sheets of Zydeco Energy, Inc. (a Delaware corporation) and subsidiary as of December 31, 1996, and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended and the period from inception (March 17, 1994) through December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zydeco Energy, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years ended December 31, 1996, and 1995, and the period from inception (March 17, 1994) through December 31, 1994, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
February 28, 1997 (except with
respect to the matter discussed in
Note 10, as to which the date is
March 14, 1997)

                       ZYDECO ENERGY, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                           JUNE 30,         DECEMBER 31,
                                          -----------  ------------------------
                 ASSETS                      1997         1996         1995
                 ------                   -----------  -----------  -----------
                                          (UNAUDITED)
Current Assets
  Cash and Cash Equivalents.............  $ 2,758,532  $ 6,906,650  $   517,781
  Marketable Securities.................           --      845,852   10,938,674
  Oil and Gas Revenue Receivables.......      180,704      327,975       67,024
  Exploration Receivable................    2,446,160           --           --
  Other Receivables.....................       12,607       21,244       46,546
  Prepaid Expenses......................      137,473      130,495           --
                                          -----------  -----------  -----------
    Total Current Assets................    5,535,476    8,232,216   11,570,025
Oil & Gas Properties, Using Successful
 Efforts Method of Accounting
  Proved Properties.....................      302,472      300,784      309,110
  Unproved Properties...................      488,290      488,290           --
Equipment and Software, at Cost.........    1,773,873    1,608,207      789,710
                                          -----------  -----------  -----------
                                            2,564,635    2,397,281    1,098,820
Less: Accumulated Depreciation,
 Depletion, and Amortization............   (1,340,560)  (1,026,046)    (399,541)
                                          -----------  -----------  -----------
                                            1,224,075    1,371,235      699,279
Operating Bond, Deferred Costs and Other
 Assets.................................      623,400      308,151      313,101
                                          -----------  -----------  -----------
    Total Assets........................  $ 7,382,951  $ 9,911,602  $12,582,405
                                          ===========  ===========  ===========
  LIABILITIES AND STOCKHOLDERS' EQUITY
  ------------------------------------
Current Liabilities
  Accounts Payable......................  $ 2,648,132  $   692,188  $   284,219
  Accrued Liabilities...................      575,863      232,738      355,833
  Exploration Obligations...............        2,239    2,489,732    3,210,477
  Short-Term Bridge Financing Notes
   Payable..............................           --           --      225,028
  Capital Lease Obligation--Current
   Portion..............................       65,827      157,537      160,693
                                          -----------  -----------  -----------
    Total Current Liabilities...........    3,292,061    3,572,195    4,236,250
Capital Lease Obligation................           --           --      157,537
Commitments and Contingencies (Note 10)
Stockholders' Equity
  Convertible Preferred Stock, Par Value
   $.001 Per Share; 1,000,000 Shares
   Authorized; 781,255 Shares Issued and
   Outstanding at December 31, 1995.....           --           --          781
  Common Stock, Par Value $.001 Per
   Share; Authorized 50,000,000 Shares;
   Issued 7,388,353 and 7,374,905 and
   6,562,530 Shares; Outstanding
   6,607,098 and 6,593,650 and 5,781,275
   Shares, Respectively.................        7,388        7,375        6,563
  Additional Paid-In Capital............    9,522,430    9,503,943    9,495,053
  Accumulated Deficit...................   (5,431,676)  (3,164,659)  (1,306,527)
  Less: Treasury Stock, at Cost; 781,255
   Shares...............................       (7,252)      (7,252)      (7,252)
                                          -----------  -----------  -----------
    Total Stockholders' Equity..........    4,090,890    6,339,407    8,188,618
                                          -----------  -----------  -----------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY.................................  $ 7,382,951  $ 9,911,602  $12,582,405
                                          ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                       ZYDECO ENERGY, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                          SIX MONTHS ENDED JUNE    YEARS ENDED DECEMBER     PERIOD FROM INCEPTION
                                   30,                      31,               (MARCH 17, 1994)
                          ----------------------  ------------------------         THROUGH
                             1997        1996        1996         1995        DECEMBER 31, 1994
                          -----------  ---------  -----------  -----------  ---------------------
                               (UNAUDITED)
Operating Revenues
 Oil and Gas Sales .....  $   631,323  $ 556,746  $ 1,422,227  $   169,235        $      --
 Gain on Sales of
  Properties............           --     16,319       16,319      117,517               --
 Seismic Services.......           --     31,500       31,500      300,000               --
                          -----------  ---------  -----------  -----------        ---------
                              631,323    604,565    1,470,046      586,752               --
Operating Costs and
 Expenses
 Exploration Expenses
  Geological and
   Geophysical Expenses.    1,806,196    401,569      967,957      398,603               --
  Dry Hole Costs........       57,471     17,074      699,566      261,956           30,108
 Production Costs.......        9,425     11,233       22,508       27,492               --
 Seismic Service Costs..           --         --           --      200,000               --
 Depreciation,
  Depletion, and
  Amortization..........      316,693    261,729      630,865      392,387            7,153
 General and
  Administrative
  Expenses..............      804,889    648,911    1,256,489      456,146           72,981
                          -----------  ---------  -----------  -----------        ---------
                            2,994,674  1,340,516    3,577,385    1,736,584          110,242
Operating Loss..........   (2,363,351)  (735,951)  (2,107,339)  (1,149,832)        (110,242)
Other Income (Expense)
 Interest Income........      107,074    169,109      293,414       46,555           48,629
 Interest Expense.......      (10,740)   (25,671)     (44,207)     (70,369)         (71,268)
                          -----------  ---------  -----------  -----------        ---------
                               96,334    143,438      249,207      (23,814)         (22,639)
Net Loss................  $(2,267,017) $(592,513) $(1,858,132) $(1,173,646)       $(132,881)
                          ===========  =========  ===========  ===========        =========
Per Share of Common
 Stock and Common Stock
 Equivalent -- Weighted
 Average Number of
 Shares of Common Stock
 and Common Stock
 Equivalents
 Outstanding............    6,599,543  5,804,929    6,168,798    3,906,706        4,468,777
                          ===========  =========  ===========  ===========        =========
Loss Per Share of Common
 Stock Equivalent ......  $     (0.34) $   (0.10) $     (0.30) $     (0.30)       $   (0.03)
                          ===========  =========  ===========  ===========        =========

   The accompanying notes are an integral part of these financial statements.

                       ZYDECO ENERGY, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                            CONVERTIBLE
                          PREFERRED STOCK      COMMON STOCK    ADDITIONAL                             TOTAL
                          ----------------- ------------------  PAID-IN    ACCUMULATED  TREASURY  STOCKHOLDERS'
                           SHARES    AMOUNT   SHARES    AMOUNT  CAPITAL      DEFICIT     STOCK       EQUITY
                          ---------  ------ ----------  ------ ----------  -----------  --------  -------------
Balance at Inception
 (March 17, 1994).......         --   $ --          --  $   -- $       --  $        --  $    --    $       --
Net Loss................         --     --          --      --         --     (132,881)      --      (132,881)
Issuance of Common
 Stock..................         --     --   4,468,777   4,469     (3,514)          --       --           955
Issuance of Convertible
 Preferred Stock........    781,255    781          --      --  2,499,219           --       --     2,500,000
Convertible Preferred
 Stock Issuance Costs...         --     --          --      --   (300,427)          --       --      (300,427)
                          ---------   ----  ----------  ------ ----------  -----------  -------    ----------
Balance at December 31,
 1994...................    781,255    781   4,468,777   4,469  2,195,278     (132,881)      --     2,067,647
Net Loss................         --     --          --      --         --   (1,173,646)      --    (1,173,646)
Issuance of Common Stock
 Prior to Merger........         --     --     218,753     219       (175)          --       --            44
Acquisition of Treasury
 Stock..................         --     --    (781,255)     --         --           --   (7,252)       (7,252)
Issuance of Common Stock
 to Acquire TN Energy...         --     --   1,875,000   1,875  7,969,650           --       --     7,971,525
Costs of the Merger.....         --     --          --      --   (669,700)          --       --      (669,700)
                          ---------   ----  ----------  ------ ----------  -----------  -------    ----------
Balance at December 31,
 1995...................    781,255    781   5,781,275   6,563  9,495,053   (1,306,527)  (7,252)    8,188,618
Net Loss................         --     --          --      --         --   (1,858,132)      --    (1,858,132)
Options and Warrants
 Exercised for Common
 Stock..................         --     --      31,154      31      8,890           --       --         8,921
Adjustment for
 Fractional Shares Paid
 in Cash................         --     --         (34)     --         --           --       --            --
Conversion of Preferred
 Stock to Common Stock..   (781,255)  (781)    781,255     781         --           --       --            --
                          ---------   ----  ----------  ------ ----------  -----------  -------    ----------
Balance at December 31,
 1996...................         --     --   6,593,650   7,375  9,503,943   (3,164,659)  (7,252)    6,339,407
Unaudited:
Net Loss................         --     --          --      --         --   (2,267,017)      --    (2,267,017)
Options and Warrants
 Exercised for Common
 Stock..................         --     --      13,450      13     18,487           --       --        18,500
Adjustment for
 Fractional Shares Paid
 in Cash................         --     --          (2)     --         --           --       --            --
                          ---------   ----  ----------  ------ ----------  -----------  -------    ----------
Balance at June 30,
 1997...................         --   $ --   6,607,098  $7,388 $9,522,430  $(5,431,676) $(7,252)   $4,090,890
                          =========   ====  ==========  ====== ==========  ===========  =======    ==========

   The accompanying notes are an integral part of these financial statements.

                       ZYDECO ENERGY, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             SIX MONTHS ENDED                                   PERIOD FROM INCEPTION
                                 JUNE 30,           YEARS ENDED DECEMBER 31,      (MARCH 17, 1994)
                          ------------------------  --------------------------         THROUGH
                              1997         1996         1996          1995        DECEMBER 31, 1994
                          ------------  ----------  ------------  ------------  ---------------------
                                (UNAUDITED)
Cash Flows from
 Operating Activities:
Net Loss................  $(2,267,017)  $ (592,512) $ (1,858,132) $ (1,173,646)      $  (132,881)
Adjustments to Reconcile
 Net Loss to Net Cash
 Provided by (Used in)
  Operating Activities:
 Depreciation,
  Depletion, and
  Amortization..........       316,693     261,729       630,865       392,387             7,153
 Abandonment of Unproved
  Leases................            --          --        28,005            --                --
 Gain on Sales of
  Properties............            --     (16,319)      (16,319)     (117,517)               --
 Exploration and Dry
  Hole Costs............     1,863,668     418,643     1,639,519       660,559            30,108
 Changes in Operating
  Assets and Liabilities
  (Increase) Decrease in
   Oil & Gas Revenue
   Receivables..........       147,271    (118,698)     (260,951)      (67,024)               --
  (Increase) Decrease in
   Other Current Assets.         1,659     (76,968)     (105,193)      (34,638)               --
  Increase (Decrease) in
   Accounts Payable.....       (93,788)   (160,664)     (185,288)      183,070           101,149
  Increase (Decrease) in
   Accrued Liabilities..        58,126    (114,486)     (123,095)     (145,487)               --
  Other.................          (500)    (48,497)           --         3,040                --
                          ------------  ----------  ------------  ------------       -----------
 Net Cash Provided by
  (Used in) Operating
  Activities............        26,112    (447,772)     (250,589)     (299,256)            5,529
Cash Flows from
 Investing Activities:
 Additions to Oil and
  Gas Properties........  $     (1,688) $ (302,466) $   (507,377) $    (77,573)      $  (870,000)
 Exploration and Dry
  Hole Costs............      (868,668)   (418,643)   (1,639,519)     (660,559)          (30,108)
 Proceeds from the Sale
  of Properties.........            --      16,319        16,319       100,000                --
 Cost Recovery on
  Exploration Agreement.            --          --            --       628,547                --
 Advances on Exploration
  Obligations...........     6,000,000   3,000,000     6,000,000     4,171,453                --
 Net Expenditures
  against Exploration
  Obligations...........    (7,707,306) (1,552,425)   (5,909,786)     (960,976)               --
 Distributions to
  Exploration Partner...    (2,171,615)         --      (217,704)           --                --
 Purchases of Equipment
  and Software..........      (165,666)   (718,614)     (818,497)     (140,352)         (131,849)
 Proceeds from the Sale
  of (Investment in)
  Marketable Securities,
  Net...................       845,852   9,224,749    10,092,822   (10,938,674)         (298,173)
                          ------------  ----------  ------------  ------------       -----------
 Net Cash Provided by
  (Used in) Investing
  Activities............    (4,069,091)  9,248,920     7,016,258    (7,878,134)       (1,330,130)
Cash Flows from
 Financing Activities:
 Common Stock Issued in
  Reverse Acquisition of
  TN Energy.............  $         --  $       --  $         --  $  8,196,553       $        --
 Costs of Acquisition of
  TN Energy.............            --          --            --      (168,380)               --
 Principal Payments of
  Capital Lease
  Obligations...........       (91,710)    (76,779)     (160,693)     (208,973)               --
 Borrowings of Short-
  Term Debt.............            --          --            --            --         1,330,000
 Repayments of Short-
  Term Debt.............            --    (225,028)     (225,028)           --        (1,330,000)
 Convertible Preferred
  Stock Proceeds........            --          --            --            --         2,500,000
 Convertible Preferred
  Stock Offering Costs..            --          --            --            --          (300,427)
 Deferred Costs.........       (31,928)         --            --            --                --
 Proceeds from Options
  and Warrants
  Exercised.............        18,499       8,890         8,921            --                --
 Proceeds from Common
  Stock Issuances.......            --          --            --            44               955
                          ------------  ----------  ------------  ------------       -----------
 Net Cash Provided by
  (Used in) Financing
  Activities............      (105,139)   (292,917)     (376,800)    7,819,244         2,200,528
                          ------------  ----------  ------------  ------------       -----------
Net Increase (Decrease)
 in Cash and Cash
 Equivalents............  $ (4,148,118) $8,508,231  $  6,388,869  $   (358,146)      $   875,927
Cash and Cash
 Equivalents at
 Beginning of Period....     6,906,650     517,781       517,781       875,927                --
                          ------------  ----------  ------------  ------------       -----------
Cash and Cash
 Equivalents at End of
 Period.................   $ 2,758,532  $9,026,012  $  6,906,650  $    517,781       $   875,927
                          ============  ==========  ============  ============       ===========
Cash Paid during the
 Period for:
 Interest...............  $     10,740  $   25,671  $     46,296  $     70,369       $    71,268
 Income Taxes...........  $         --  $       --  $         --  $         --       $        --

   The accompanying notes are an integral part of these financial statements.

                      ZYDECO ENERGY, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

  Organization. Zydeco Energy, Inc. was incorporated in Delaware in June 1993, as a "special purpose acquisition corporation" under the name TN Energy Services Acquisition Corp. ("TN Energy"), for the purpose of raising funds and acquiring an operating business engaged in the energy services industry. Other than its efforts to acquire an energy services business, TN Energy did not engage in any business activities prior to December 1995. On December 20, 1995, the Company acquired all the outstanding common stock and preferred stock of Zydeco Exploration, Inc. ("Zydeco") pursuant to a merger (the "TN Acquisition") and changed its name to Zydeco Energy, Inc. As used herein, unless the context indicates otherwise, the term "Company" refers to Zydeco Energy, Inc. and Zydeco, its wholly-owned subsidiary. See "Note 3--Reverse Acquisition by Zydeco".

  The Company is engaged in identifying drilling prospects, acquiring leases, drilling, and producing reserves from those properties and utilizing focused geologic concepts and advanced 3D seismic technology. In addition to utilizing advanced 3D seismic technology to evaluate and analyze prospects for the Company, the Company performs advanced geophysical seismic analysis services for third parties, principally for its exploration partners. The Company's current focus is to explore for oil and gas in the Louisiana Transition Zone, the region of land and shallow waters within a few miles of the shoreline. The Company's future operations are dependent upon a variety of factors, including, but not limited to, successful application of 3D seismic evaluation and interpretation expertise in developing oil and gas prospects, future generation of 3D seismic analysis fees, profitable exploitation of future prospects, and the Company's ability to access capital sources necessary for continued growth.

 Significant Accounting Policies

  Basis of Presentation. For accounting purposes the TN Acquisition has been treated as a recapitalization of Zydeco with Zydeco as the acquiror (reverse acquisition). Accordingly, the historical financial statements prior to December 20, 1995, are those of Zydeco. The consolidated financial statements at December 31, 1996, and 1995, include the accounts of the Company and Zydeco Exploration, Inc., the wholly-owned subsidiary of the Company. All significant intercompany transactions have been eliminated in consolidation.

  In connection with the Company's two exploration agreements (See "Note 2-- Exploration Agreements"), advances to the Company are treated as exploration obligations and expenditures made by the Company pursuant to the exploration agreements are charged against the related exploration obligation. No costs or expenses incurred pursuant to the exploration agreements are recognized by the Company until the Company, pursuant to the terms of the exploration agreements, begins sharing in such costs.

  Cash and Cash Equivalents. The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

  Marketable Securities. The Company's investments in marketable securities primarily consisted of short-term U. S. Treasury bills at December 31, 1996, and short-term investments in federal agency obligations under guaranteed bank repurchase agreements at December 31, 1995. As the Company's investments in marketable securities are all short-term in nature, their carrying values at December 31, 1996 and 1995 approximate fair value. Such investments are classified as trading securities since they are generally invested for periods of thirty days or less with no intent of holding to maturity. As a result of their short-term nature, any unrealized gains or losses are not significant.

                      ZYDECO ENERGY, INC. AND SUBSIDIARY

  Oil and Gas Properties. The Company accounts for its oil and gas exploration and production activities using the successful efforts method of accounting. Under this method, acquisition costs for proved and unproved properties are capitalized when incurred. Exploration costs, including geological and geophysical costs and the costs of carrying and retaining unproved properties, are expensed. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found proved reserves. Costs of productive wells, developmental dry holes and productive leases are capitalized and amortized on a property-by-property basis using the unit-of-production method. The estimated costs of future plugging, abandonment, restoration and dismantlement are considered as a component of the calculation of depreciation, depletion, and amortization. Unproved properties with significant acquisition costs are assessed periodically on a property-by-property basis and any impairment in value is charged to expense.

  Equipment. Hardware and software associated with the 3D seismic technology equipment, office furniture, and leasehold improvements are recorded at cost, and the related depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which range from 2 to 7 years.

  Impairment of Long-Lived Assets. The Company elected to adopt Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" effective in 1994. Management reviews its long-lived assets (i.e., oil and gas properties and equipment) whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. If the carrying amounts of any of the Company's oil and gas properties or equipment are greater than their projected undiscounted future cash flows, an impairment loss to adjust the properties or equipment to fair value is recognized. Through December 31, 1996, no such provision for impairment was necessary. This determination of future cash flows from proved properties is based on current proved oil and gas reserve estimates and current oil and gas prices and costs. Management's estimates of fair value also reflect a discount factor on future cash flows consistent with the rate used by the Company in other fair-value determinations.

  Income Taxes. The Company accounts for income taxes under SFAS No. 109 which requires the asset and liability approach to accounting for income taxes. Under this approach, deferred income taxes are determined based upon differences between the financial statement and tax bases of the Company's assets and liabilities and operating loss carryforwards using enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred tax assets are recognized if it is more likely than not that the future tax benefit will be realized.

  Oil and Gas Revenues. Oil and gas revenues are recorded using the entitlements method of accounting, whereby the Company recognizes oil and gas revenues as their entitlement share is produced. Individually and in the aggregate, the Company has no material gas imbalances as of December 31, 1996.

  Seismic Service Revenues. Seismic service revenues are recognized as services are performed.

  Earnings Per Share. Earnings per share of common stock and common stock equivalent (primary earnings per share) is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period. The common stock options, common stock warrants, and convertible preferred stock are common stock equivalents but were anti-dilutive in all periods presented.

  In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128--"Earnings per Share" effective for interim and annual periods after December 15, 1997. This statement replaces primary earnings per share ("EPS") with a newly defined basic EPS and modifies the computation of diluted EPS. The Company's basic and diluted EPS computed using the requirements of SFAS 128, are the same as the currently disclosed primary EPS.

  Treasury Stock. Treasury stock is recorded at cost and represents the value of 781,255 common shares purchased in January 1995, from an officer of the Company in consideration for an overriding royalty interest in certain properties in which the Company had an interest at the time of the treasury stock purchase. The Company

                      ZYDECO ENERGY, INC. AND SUBSIDIARY
had no proved reserves at the time of the transaction. The cost of treasury stock of $7,252 was determined on the basis of a pro-rata allocation of the Company's accumulated cost in unproved properties at the time of the transaction in comparison to the net revenue interest transferred.

  Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved oil and gas reserve volumes and the related discounted future net cash flows therefrom. See "Supplemental Information on Oil and Gas Producing Activities".

  Reclassifications. Certain reclassifications of prior period amounts have been made to conform with current presentation.

  Unaudited Interim Financial Information. The consolidated financial statements for the six months ended June 30, 1997 and 1996 included herein have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, these statements reflect all adjustments (consisting only of normal recurring entries) which are, in the opinion of management, necessary for a fair statement of the financial results for the interim periods. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the information presented not misleading. Interim period results are not necessarily indicative of the results to be achieved for an entire year.

2. EXPLORATION AGREEMENTS.

  Fortune Exploration Agreement--In February 1995, Zydeco entered into an Exploration Agreement (the "Fortune Agreement") with a predecessor of Fortune Petroleum Corporation ("Fortune"). Under the Fortune Agreement, Fortune advanced $4.8 million in a series of payments to purchase a 50% interest in certain potential prospects ("Prospects") owned by the Company and to fund the initial development of the potential Prospects. Pursuant to the Fortune Agreement, $628,547 represented a reimbursement of certain of the costs previously incurred by the Company on the potential Prospects. The remaining funds are designated for all third-party costs of preparing the potential Prospects for evaluation, including lease acquisition, lease maintenance, and the acquisition, processing and interpretation of seismic data. Thereafter, the Fortune Agreement provides that the parties shall bear any additional costs equally. At December 31, 1996, and 1995, the portion not yet expended is recorded as an exploration obligation and classified as a current liability. Future expenditures incurred on Prospect leads will be charged against the obligation. No expenditures incurred pursuant to the Fortune Agreement will be recognized by the Company until the parties begin sharing equally in such costs, if any. At December 31, 1996, inception-to-date expenditures under the Fortune Agreement aggregated approximately $2,352,770, net of interest earned of $161,758 and revenue from farmout of interests of $66,319. Inception-to-date expenditures through June 30, 1997, aggregated $2,474,761 (unaudited) net of interest earned of $209,731 (unaudited).

  The Fortune Agreement provides that the Company may, at its option, perform seismic data or well log processing on the Prospects utilizing its own facilities rather than engaging third parties. Revenues related to in-house processing of the Prospects were $31,500 and $100,000 for the years ended December 31, 1996, and 1995, respectively.

  Cheniere Exploration Agreement--In April 1996, the Company executed an Exploration Agreement (the "Cheniere Agreement") with Cheniere Energy Operating Co., Inc. ("Cheniere") covering an area of land and waters in western Cameron Parish, Louisiana ("West Cameron Seismic Project"). The Cheniere Agreement

                      ZYDECO ENERGY, INC. AND SUBSIDIARY
provides for aggregate payments to Zydeco of $13.5 million to fund the costs of seismic acquisition, including the purchase of seismic rights or lease options on the related onshore acreage of the West Cameron Seismic Project, and to complete data acquisition and processing of a 3D seismic survey of the onshore and offshore areas. The Cheniere Agreement, as amended, provides that Cheniere may receive up to a 50% interest in the West Cameron Seismic Project and in any leases acquired as a result thereof through May 2001, based on Cheniere completing its funding of the entire $13.5 million. The Cheniere Agreement provides that Cheniere may discontinue funding at any time and its interest would then be reduced pro rata based on the West Cameron Seismic Project's total cost. Seismic operations commenced in August 1996. At December 31, 1996, the Company had incurred costs of approximately $5,806,113 in connection with the West Cameron Seismic Project net of interest earned of $31,067 on the unused project funds. Inception-to-date expenditures through June 30, 1997, aggregated $15,490,298 (unaudited) net of interest earned of $48,989 (unaudited). As amended, the Cheniere Agreement provides for the remaining payments to be paid by Cheniere consistent with the Company's current expectations of the timing of costs to be incurred on the Project. At December 31, 1996, Cheniere had advanced $6 million under the Cheniere Agreement.

  Each of the above exploration agreements contains provisions whereby either party to the agreement has the right to "farmout" a portion or all of its interest in a prospect under a put arrangement. In the event of such a farmout, the farmor would retain a two percent of eight eighths overriding royalty interest in the project, convertible into a 20% of eight eighths working interest after the other party recouped its drilling, completion, and hook-up costs of the well from production. Should either party farmout a smaller working interest, the overriding royalty and after-payout working interests would be proportionately reduced.

3. REVERSE ACQUISITION BY ZYDECO.

  On December 20, 1995, the shareholders of TN Energy approved a merger with Zydeco ("the Merger"). Pursuant to the Merger Agreement, each outstanding share of common stock of Zydeco, par value $.000333 per share, was converted into the right to receive 1.56251 shares of Common Stock of TN Energy, par value $.001 per share; each share of convertible preferred stock of Zydeco, par value $5.00 per share, was converted into the right to receive 1.56251 shares of Convertible Preferred Stock of TN Energy, par value $.001 per share, and any fractional shares settled in cash.

  In addition, TN Energy assumed Zydeco's existing stock options issued in connection with Zydeco's 1995 Employee Stock Option Plan (the "Plan"), substituting shares of Common Stock of TN Energy as the shares subject to purchase under the Plan. Further, TN Energy assumed each existing common stock warrant issued by Zydeco, substituting Common Stock of TN Energy as the shares subject to purchase under the warrants. The number of shares subject to purchase under option and warrant agreements was adjusted by multiplying the number of Zydeco option or warrant shares by the exchange ratio of 1.56251 shares. The exercise prices for Zydeco options and warrants were adjusted by dividing the stated exercise price by the exchange ratio. After completion of the Merger, TN Energy changed its name to Zydeco Energy, Inc. At the conclusion of the Merger on December 21, 1995, Zydeco Energy, Inc. had 5,781,275 shares of Common Stock outstanding and 781,255 shares of Convertible Preferred Stock outstanding.

  The Merger was treated as a reverse acquisition for accounting purposes with Zydeco as the acquiror and TN Energy as the acquiree based upon Zydeco's then current officers and directors assuming management control of the resulting entity and the value and ownership interest being received by current Zydeco stockholders exceeding that received by TN Energy stockholders. The Merger, for accounting purposes, was treated as if Zydeco issued additional capital stock to TN Energy shareholders for cash. The net assets of TN Energy on the date of the Merger were $7,971,525 and, accordingly, the shares of common stock of TN Energy on such date were recorded as an increase in common stock and additional paid-in capital. The costs incurred in connection with the Merger of approximately $669,700 were charged to additional paid-in capital at December 31, 1995.

                      ZYDECO ENERGY, INC. AND SUBSIDIARY

4. INCOME TAXES

  Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                            DECEMBER 31,
                                                        ----------------------
                                                           1996        1995
                                                        -----------  ---------
   Deferred Tax Liability                               $        --  $      --
                                                        ===========  =========
   Deferred Tax Assets
     Net Operating Loss Carryforwards.................. $   845,499  $ 272,513
     Book/Tax Differences in Bases of Oil and Gas
      Assets........................................... $   211,457  $ 138,263
     Less Valuation Allowance.......................... $(1,056,956) $(410,776)
                                                        -----------  ---------
   Total Deferred Tax Assets........................... $        --  $      --
                                                        ===========  =========
   Net Deferred Tax Liability.......................... $        --  $      --
                                                        ===========  =========

  As of December 31, 1996, the Company had a net operating loss carryforward for federal income tax purposes approximately equal to the accumulated deficit recognized for book purposes, which will be available to reduce future taxable income. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period. Because of the current uncertainty of realizing such tax asset in the future, a valuation allowance has been recorded equal to the amount of the net deferred tax asset, which caused the Company's effective tax rate to differ from the statutory income tax rate. The net operating loss carryforward, if not utilized, will begin to expire in the year 2009.

5. INDEBTEDNESS.

  Long-term Obligations. Balances of the Company's long-term obligations at December 31, 1996 and 1995 consist of the following:

                                                   1996              1995
                                            ------------------ -----------------
                                                                         LONG-
                                            CURRENT  LONG-TERM CURRENT    TERM
                                            -------- --------- -------- --------
Computer Hardware Lease.................... $157,537 $      -- $160,693 $157,537
                                            ======== ========= ======== ========

  Capital Lease--Computer Hardware. Amortization is calculated on a three-year, straight-line basis and aggregated $316,747 as of December 31, 1996. This lease has a stated interest rate of 19.45%. The lease is collateralized by the computer equipment utilized under the lease.

  Bridge Financing. In connection with the Merger, TN Energy entered into a financing arrangement ("Bridge Financing") and ultimately borrowed $225,028 from three investors ("Bridge Lenders") to finance TN Energy's share of legal, accounting, and printing costs of the Merger. The notes, including accrued interest at 10%, were repaid in January 1996. In December 1995, in connection with arranging the Bridge Financing, the Company issued to the Bridge Lenders warrants to purchase 225,028 shares of Common Stock ("Non-Redeemable Bridge Warrants") at a purchase price of $5.33 per share. See "Note 6--Convertible Preferred Stock, Common Stock, and Warrants".

  In addition, options to purchase 225,000 outstanding shares of the Company were granted in December 1995, by certain stockholders of the Company. The options were granted by the stockholders for 150,000 shares to the Bridge Lenders as an inducement to make the Bridge Financing and for 75,000 shares to other Principals in connection with discussions with TN Energy that resulted in the introduction of Zydeco. The aggregate

                      ZYDECO ENERGY, INC. AND SUBSIDIARY
exercise price for all the options granted was approximately $30. The cost of such options was reflected as a financing expense and capital contribution, respectively, by the Company prior to the Merger.

  Maturities. The Company's existing indebtedness matures in 1997. The aggregate amount of the remaining lease payments for the Company's capital lease obligation discussed above is $170,750 in 1997, including interest of $13,213.

  Operating Leases. The Company incurred rental expense of $125,734 and $37,465 in 1996, and 1995, respectively, in connection with its office leases. See "Note 7--Related-Party Transactions". At December 31, 1996, future minimum lease payments for leases having initial or remaining noncancelable lease terms in excess of one year are presented below:

                   YEAR                                                AMOUNT
                   ----                                               --------
                   1997                                               $126,481
                   1998                                                123,947
                   1999                                                 11,851

6. CONVERTIBLE PREFERRED STOCK, COMMON STOCK, AND WARRANTS.

  In connection with a $2.5 million private placement in December 1994 (the "1994 Private Placement"), Zydeco issued 781,255 shares of convertible preferred shares. During the six month period ended June 30, 1995, Zydeco issued 218,753 common shares for nominal consideration. In connection with the Merger, 1,875,000 shares of Common Stock were effectively issued to the shareholders of TN Energy with entries to common stock and additional paid-in capital totaling $7,971,525, the net assets of TN Energy on the date of the Merger (comprised primarily of cash and marketable securities).

  Conversion of Preferred Stock. Shares of Convertible Preferred Stock, par value $.001, were subject to conversion at a rate of one share of Common Stock for each share of Convertible Preferred Stock upon either (i) the occurrence of a successful public offering or (ii) in the event the closing price for the Common Stock equaled or exceeded $6.50 for a period of 30 consecutive trading days. The price of the Common Stock exceeded the minimum price for the required period in June 1996, and, accordingly, the Company exercised its option to convert all shares of Convertible Preferred Stock to Common Stock effective July 15, 1996.

  Placement Warrants. In connection with the 1994 Private Placement, Zydeco issued 72,268 Common Stock purchase warrants ("Placement Warrants") to the participating placement agents, each of which entitles the holder to purchase one share of Common Stock at an exercise price of $1.60 per share at any time prior to their expiration on December 1, 1999. These warrants are subject to a cashless exercise provision (i.e., the exercise price may be satisfied by canceling a number of unexercised warrants valued by the difference between the exercise price and the market value of the shares). The initial value of such warrants issued in connection with the private placement was immaterial. No Placement Warrants had been exercised prior to 1996. In 1996, Placement Warrants were exercised for 29,592 shares of Common Stock, net of 9,575 warrant shares tendered in satisfaction of the exercise price. At December 31, 1996, there were 33,101 unexercised Placement Warrants outstanding.

  Redeemable Warrants. On December 21, 1993, the Company sold 1,500,000 units ("Units") in its initial public offering ("IPO"). Each Unit consists of one share of the Company's Common Stock, $.001 par value, and two redeemable Common Stock Purchase Warrants ("Redeemable Warrants"). Each Redeemable Warrant entitles the holder to purchase from the Company one share of Common Stock at an exercise price of $5.50, during the period commencing on the later of the consummation by the Company of a Business Combination or

                      ZYDECO ENERGY, INC. AND SUBSIDIARY
one year from the effective date of the IPO, effectively December 20, 1995, and ending seven years from the effective date of the IPO, effectively December 13, 2000. The Merger constituted a business combination under the terms of the Redeemable Warrants. The Redeemable Warrants will be redeemable at a price of $.01 per warrant upon 30 days' notice at any time, only in the event that the last sale price of the Common Stock is at least $10.00 per share for 20 consecutive trading days ending on the third day prior to the date on which notice of redemption is given.

  The Company also issued, in connection with the IPO, an aggregate of $150,000 of promissory notes to certain accredited investors. These notes bore interest at the rate of 10% per annum and were repaid on the consummation of the Public Offering with accrued interest thereon. In addition, the investors were issued 300,000 Redeemable Warrants valued at a nominal amount. At December 31, 1996, no Redeemable Warrants had been exercised.

  Unit Purchase Options. Also on December 21, 1993, the Company sold to the underwriters in the IPO and their designees, for nominal consideration, the right to purchase up to 150,000 units ("Unit Purchase Options"). The Unit Purchase Options are exercisable initially at $6.60 per Unit ("Option Exercise Price") until December 13, 1998, when they expire. The Unit Purchase Options contain anti-dilution provisions providing for adjustment of the Option Exercise Price upon the occurrence of certain events, including the issuance of shares of Common Stock or other securities convertible into or exercisable for shares of Common Stock at a price per share less than the Option Exercise Price or the market price of the Common Stock, or in the event of any recapitalization, reclassification, stock dividend, stock split, stock combination, or similar transaction. The Unit Purchase Options grant to the holders thereof certain "piggyback" and demand registration rights for periods of seven and five years, respectively, from the date of the IPO. The underwriters' units issuable upon the exercise of the Unit Purchase Options are identical to the Units discussed above, except that the warrants contained therein expire five years from the effective date of the IPO, or December 13, 1998, and cannot be redeemed. At December 31, 1996, no Unit Purchase Options had been exercised.

  Non-Redeemable Bridge Warrants. In December 1995, in connection with arranging the Bridge Financing, the Company issued to the Bridge Lenders warrants to purchase 225,028 shares of Common Stock ("Non-Redeemable Bridge Warrants"), at an exercise price of $5.33 per share. The terms of the Non-Redeemable Bridge Warrants are identical to the terms of the Redeemable Warrants, except that they are not redeemable and are subject to a cashless exercise provision. At December 31, 1996, no Non-Redeemable Bridge Warrants had been exercised.

7. RELATED-PARTY TRANSACTIONS.

  In June 1996, the Company, with the approval of the Board of Directors (Mr. Sam B. Myers, Jr. abstaining), purchased all the working interest in certain unproved properties consisting of five non-producing offshore oil and gas leases from entities beneficially owned or controlled by affiliates (the "Myers Affiliates") of the Company's Chief Executive Officer, Mr. Sam B. Myers, Jr. The Board of Directors, then composed of a majority of three outside directors, reviewed the related-party transactions discussed above, including the geological and geophysical studies prepared by the Company's geologist and exploration vice president. Two of the three independent directors are experienced chief executive officers of publicly traded companies with oil and gas operations and negotiated the transactions, including certain terms regarding price and the amount of retained interests. The information reviewed and discussed by the Board included analysis of possible reserves, typical reservoir economics, representative costs of drilling and completion of wells and costs of production platform construction. The Company paid $302,464 (represented by the Myers Affiliates as its accumulated cost in the property interests) for the leases which are located in state waters offshore Louisiana. The leases are subject to 7.5% back-in after payout by the Myers Affiliates. The Myers Affiliates also own an aggregate of between 4.5% and 7.5% overriding royalty interest in these leases, which interests were owned by the Myers Affiliates prior to

                      ZYDECO ENERGY, INC. AND SUBSIDIARY
this transaction with the Company. In addition, two Vice Presidents and an employee of the Company (formerly officers of certain Myers Affiliates) own overriding royalty interests under the leases and one such employee received an additional 1% overriding royalty interest pursuant to an employment contract. In addition, at the time of purchase of the property interests, the two Vice Presidents also received an aggregate one-half percent overriding royalty interest in the properties directly from the Myers Affiliate. In May 1996, the Company purchased certain proprietary geologic and geophysical data and computer equipment which was being utilized by the Company from a Myers Affiliate for $145,490.

  In August 1996, the Company, with the approval of the Board of Directors (Mr. Sam B. Myers, Jr. abstaining), purchased non-producing leasehold interests owned by a Myers Affiliate and agreed to participate in the drilling of an exploratory well located in Timbalier Bay in state waters offshore Louisiana. The Company paid $187,500 for a 37.5% working interest in the drilling prospect. The Myers Affiliate owns an aggregate of between 33.1% and
37.25 % net revenue interest in the prospect leases and Mr. Myers owns an approximate 1.6% net revenue interest under portions of the leases. The Myers Affiliates participated in the well with a working interest of 41.2% and paid their proportionate share of the estimated cost of drilling and completion of the well. The Myers Affiliates can also back-in for 25% of the well after payout. In addition, an affiliate of a director of the Company also purchased a 5% working interest in the properties on the same basis as the terms of the Company's participation. Two of the Company's Vice Presidents also own net revenue interests in the prospect leases, one of which also purchased an additional 1% working interest participation in the property at the same time and on the same basis as the terms of the Company's participation. Drilling of the well commenced in August 1996. In September 1996 while drilling for hydrocarbon objectives at a depth over 10,000 feet, the drillstring encountered caving of the wellbore due to the high angle of drillstring bend designed to reach multiple objectives and the inability of the drilling mud system to control the wellbore's condition. The well was abandoned as a result of the increasing risk of losing the drilling contractor's drillstring in the wellbore for which the interest owners were financially responsible. The Company has undertaken to sell a portion or farmout its interest in this prospect and at December 31, 1996, reflected $187,500 in unproved and unevaluated properties related to the prospect. The Company charged $647,355 to exploration expense in 1996 in connection with the drilling and abandonment of the well.

  In 1996, the Company licensed software and purchased related software maintenance services aggregating $325,768 from an unaffiliated vendor. Subsequently, in October 1996, an officer and director of the Company became a director of the vendor.

  The Company engaged the services of a law firm, including the services of a partner in the firm who is a relative of an officer and director of the Company. The Company incurred expenses of approximately $109,902 and $118,970 to this firm during the years ended December 31, 1996, and 1995, respectively.

  Zydeco entered into an exchange agreement, dated January 1, 1995, with an entity beneficially owned by certain Myers Affiliates where certain officers and/or directors are officers and/or directors of the Company, and agreed to provide 3D seismic analysis services in exchange for a license to such data. The value of this exchange was determined by the parties to be $200,000. As this exchange agreement represents an exchange of dissimilar goods, income and expense reflects the gross value of seismic service revenues and related data costs associated with this transaction for 1995.

  Effective January 1, 1995, Zydeco assumed an obligation for office facilities under an operating lease agreement expiring in March 1997, from a Myers Affiliate where certain officers of the Company were, at the time, also officers and/or directors of the Myers Affiliate. The lease agreement required base monthly payments of $3,122. In connection with the relocation of the Company's offices in June 1996, the Company bought out the remaining nine month term under this lease for $24,615. Rental expense related to this lease was $44,887 and $37,340 which is included in general and administrative expenses for the years ended 1996, and 1995, respectively.

                      ZYDECO ENERGY, INC. AND SUBSIDIARY

  Effective December 15, 1994, Zydeco assumed an obligation related to certain computer equipment and related software under a capital financing lease expiring October 1997, from a Myers Affiliate where certain officers of the Company were, at the time, also officers and/or directors of the Myers Affiliate. The leased equipment was assigned to the Company by such entity, and the original lender has released the entity from all liability in the event of the Company's non-performance.

8. STOCK OPTION PLANS.

  At December 31, 1996, the Company had three stock-based compensation plans, which are described below. Each Plan provides for the granting of options generally at not less than the per share market price on the date of grant. The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's three stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123 "Accounting for Stock-Based Compensation", the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below:

                                                       1996         1995
                                                    -----------  -----------
   Net Loss                             As Reported $(1,858,132) $(1,173,646)
                                        Pro Forma   $(2,296,904) $(1,291,163)
   Loss Per Equivalent Share of Common
    Stock                               As Reported $     (0.30) $     (0.30)
                                        Pro Forma   $     (0.37) $     (0.33)

  For purposes of the above pro forma disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: no dividend yield for both years, expected volatility of .52 and .10, risk-free interest rates of 5.2% for both years, and expected lives of 10 years for all options. In connection with the above assumptions, the estimated weighted average fair value of options granted in 1996 and 1995 is $4.07 and $.56 per share, respectively.

  In February 1995, Zydeco's board of directors approved the 1995 Employee Stock Option Plan (the "Zydeco Plan") for certain employees of the Company and any subsequently incorporated subsidiaries of the Company. The Zydeco Plan provides for the granting of stock options to purchase up to an aggregate of one million (pre-Merger) shares of common stock. Options to purchase 1,006,256 (post-Merger) shares of stock at a price of $1.60 per share, as adjusted pursuant to the Merger, were granted in March 1995. Such options are non-compensatory, vest over a four-year period and terminate no later than March 2005. Pursuant to the terms of the Merger, options granted pursuant to the Zydeco Plan were assumed by the Company and an equivalent number of shares of Common Stock are reserved for issuance upon exercise of the assumed Zydeco Plan options. See "Note 3--Reverse Acquisition by Zydeco". Common Stock was issued in the amount of 1,562 shares in connection with stock options exercised in 1996, under the Zydeco Plan. Shares exercisable under vested options issued under the Zydeco Plan aggregated 501,565 shares and 251,564 shares at December 31, 1996, and 1995, respectively.

  On January 4, 1996 the Board of Directors approved and adopted the Zydeco Energy, Inc. 1996 Incentive Equity Plan (the "1996 Incentive Plan"). The 1996 Incentive Plan authorizes the grant of various stock and stock-related awards to key management and other personnel on the basis of individual and corporate performance. The 1996 Incentive Plan provides for the granting of stock options to purchase an aggregate of 350,000 shares of Common Stock, which are reserved for such purpose. In 1996, options to purchase 495,000 shares were granted to employees at exercise prices ranging between $5.22 and $6.69 per share. Options for

                      ZYDECO ENERGY, INC. AND SUBSIDIARY

100,000 shares of Common Stock granted in January 1996, expired in February 1996, upon termination of an employee. The net 45,000 option shares granted in excess of the authorized limit of the 1996 Incentive Plan were granted subject to the approval of shareholders at the Company's next Annual Meeting scheduled in May 1997. At December 31, 1996, no options had been exercised or were exercisable under the 1996 Incentive Plan. The weighted average exercise price of stock options outstanding under the 1996 Incentive Plan at December 31, 1996, was $5.83 per share. Such options are non-compensatory, vest over a four-year period and terminate no later than ten years after the date of grant unless otherwise determined by the Compensation Committee.

  Also on January 4, 1996, the Board of Directors adopted the 1996 Non-employee Directors Stock Option Plan (the "1996 Directors Plan") and granted an aggregate of 45,000 shares of Common Stock to three non-employee directors. The options vest, one third on April 1, 1997, 1998, and 1999, and have an exercise price of $6.69 per share. The options terminate no later than ten years after the date of grant. Both the 1996 Incentive Plan and the 1996 Directors Plan were approved by the Company's shareholders at the Annual Meeting on July 9, 1996.

9. SEGMENT INFORMATION.

  The Company operates principally in one industry segment--oil and gas exploration and production ("E&P"). In 1995, the Company also had operations in one other reportable segment: 3D seismic analysis services. The assets reported in the 3D seismic analysis services segment in 1995 were used in both segments and are included in the oil and gas E&P segment in 1996. During 1994, the Company had limited operations and no revenue, other than interest income. The following table sets forth key operating information for each business segment:

                                                         PERIOD FROM INCEPTION
                               YEAR ENDED DECEMBER 31,     (MARCH 17, 1994)
                               ------------------------         THROUGH
                                  1996         1995        DECEMBER 31, 1994
                               -----------  -----------  ---------------------
Operating Revenues
  Oil and Gas E&P............. $ 1,470,046  $   286,752       $       --
  3D Seismic Analysis
   Services...................          --      300,000               --
                               -----------  -----------       ----------
  Consolidated Total.......... $ 1,470,046  $   586,752       $       --
                               ===========  ===========       ==========
Operating (Loss)
  Oil and Gas E&P............. $  (812,981) $  (555,009)      $  (30,108)
  3D Seismic Analysis
   Services...................          --     (108,716)              --
  Corporate General &
   Administrative.............  (1,294,358)    (486,107)         (80,134)
                               -----------  -----------       ----------
  Consolidated Total.......... $(2,107,339) $(1,149,832)      $ (110,242)
                               ===========  ===========       ==========
Capital Expenditures
  Oil and Gas E&P............. $ 1,077,350  $   226,770       $  870,000
  3D Seismic Analysis
   Services...................          --           --          468,162
  Corporate General &
   Administrative.............     248,524           --          178,982
                               -----------  -----------       ----------
  Consolidated Total.......... $ 1,325,874  $   226,770       $1,517,144
                               ===========  ===========       ==========
Depreciation, Depletion and
 Amortization
  Oil and Gas E&P............. $   592,996  $   153,710       $       --
  3D Seismic Analysis
   Services...................          --      208,716               --
  Corporate General &
   Administrative.............      37,869       29,961            7,153
                               -----------  -----------       ----------
  Consolidated Total.......... $   630,865  $   392,387       $    7,153
                               ===========  ===========       ==========

                      ZYDECO ENERGY, INC. AND SUBSIDIARY

                                             AT DECEMBER 31,
                                    -------------------------------------------
                                       1996            1995             1994
                                    ----------      -----------      ----------
Identifiable Assets
  Oil and Gas E&P.................. $5,048,109(/1/) $ 3,501,290(/1/) $1,168,173
  3D Seismic Analysis Services.....         --          364,770         468,162
  Corporate General &
   Administrative..................  4,863,493        8,716,345       1,059,664
                                    ----------      -----------      ----------
  Consolidated Total............... $9,911,602      $12,582,405      $2,695,999
                                    ==========      ===========      ==========

--------
(1) Identifiable assets of the Oil and Gas E&P segment include $3,172,378 and $3,210,477 at December 31, 1996 and 1995, respectively, related to the Exploration Agreements. See "Note 2--Exploration Agreements".

  Major Customers. Oil and gas sales to two customers of $1,030,424 and $391,803, respectively, in 1996, and $133,589 to one customer in 1995, each constituted more than 10% of consolidated revenue for such years. In addition, 3D seismic services revenue of $100,000 in 1995, from one customer represented more than 10% of consolidated revenue for 1995.

10. COMMITMENTS AND CONTINGENCIES.

  In February 1996, the Company purchased an exclusive seismic option permit from the state of Louisiana covering approximately 51,000 acres of state waters in western Cameron Parish, Louisiana. The Company paid $783,754 for the permit. Under the Agreement with the state of Louisiana, the Company is obligated to deliver within 18 months a 3D seismic survey over the state acreage included in the permit or pay a penalty equivalent to the initial payment for the permit and/or unspecified damages. Under the option, the State of Louisiana is required to keep the information obtained from the survey confidential for a period of ten years. The Company can extend the time period for delivery of the survey for a six month period for an additional payment of $391,877. In August, 1996, the Company commenced operations for a 3D survey project (the "West Cameron Seismic Project") which includes the area covered by the permit and additional contiguous land acreage.

  In May 1996, the Company entered into a license agreement with an individual to use a proprietary 3D seismic processing and wavefield imaging technology ("Wavefield Imaging"). The Company is authorized to use Wavefield Imaging worldwide and exclusively in certain transition zone areas of the Gulf of Mexico, including the area covered by the West Cameron Seismic Project. The Company paid the first year's royalty fee of $40,000 in May 1996, and can, at its option, renew the license annually by payment of annual royalties as follows:

                   1997                                                $40,000
                   1998                                                $60,000
                   1999                                                $80,000
                   2000                                                $80,000
                   Thereafter                                         $100,000

  In August 1996, the Company negotiated and executed a turnkey seismic services agreement with its survey contractor Grant Geophysical, Inc. ("Grant") in an effort to control some of the risks associated with a survey as large as the West Cameron Seismic Project. In December 1996, after Grant informed the Company it was ceasing survey operations due to winter weather conditions, Grant filed for protection and reorganization under Chapter 11 of the U. S. Bankruptcy statutes and currently is attempting to restructure its operations. On March 14, 1997, the Company and Grant executed a new Master Geophysical Data Acquisition Agreement ("the Agreement") to commence survey operations in mid-April 1997 under a "cost plus" services arrangement. The

                      ZYDECO ENERGY, INC. AND SUBSIDIARY
nature of such an agreement increases both the risks and the management efforts associated with the seismic acquisition phase of the West Cameron Seismic Project. The current estimates of the cost to complete the survey (assuming no reduction in the survey area) are substantially higher than the estimates or the actual costs incurred (approximately $44,000 per square mile) under the former turnkey contract with Grant. The Company paid a commitment fee of $150,000 and advanced $350,000 upon execution of the Agreement. Management currently believes that it will be able to meet its obligations under the Permit.

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED).

  Results of operations by quarter for the year ended December 31, 1996, are set forth in the following table. The Company had no operations prior to the Merger in December 1995.

                                              1996 QUARTER ENDED
                                 ----------------------------------------------
                                 MARCH 31    JUNE 30   SEPTEMBER 30 DECEMBER 31
                                 ---------  ---------  ------------ -----------
OPERATING REVENUES
 Oil and Gas Sales.............. $ 251,535  $ 305,211   $ 461,038    $ 404,443
 Gain on Sales of Properties....        --     16,319          --           --
 Seismic Services...............        --     31,500          --           --
                                 ---------  ---------   ---------    ---------
                                   251,535    353,030     461,038      404,443
OPERATING COSTS AND EXPENSES
 Exploration Expenses
  Geological and Geophysical
   Expenses.....................   208,600    192,969     224,895      341,493
  Dry Hole Costs................        --     17,074     669,351       13,141
 Production Costs...............     6,549      4,684       6,073        5,202
 Depreciation, Depletion and
  Amortization..................   110,365    151,364     181,763      187,373
 General and Administrative
  Expenses......................   387,398    261,513     322,290      285,288
                                 ---------  ---------   ---------    ---------
                                   712,912    627,604   1,404,372      832,497
OPERATING LOSS..................  (461,377)  (274,574)   (943,334)    (428,054)
OTHER INCOME (EXPENSE)
 Interest Income................    86,499     82,610      58,869       65,436
 Interest Expense...............   (13,688)   (11,983)    (10,200)      (8,336)
                                 ---------  ---------   ---------    ---------
                                    72,811     70,627      48,669       57,100
NET LOSS........................ $(388,566) $(203,947)  $(894,665)   $(370,954)
                                 =========  =========   =========    =========
LOSS PER COMMON EQUIVALENT
 SHARE.......................... $   (0.07) $   (0.04)  $   (0.14)   $  ( 0.05)
                                 =========  =========   =========    =========

12. SUBSEQUENT EVENT (UNAUDITED)

  On June 20, 1997, at the request of Fortune, the Company returned $2,153,645 to Fortune representing the unexpended funds previously advanced to the Company under the Fortune Agreement. The funds returned to Fortune were reported as an exploration liability on the Company's balance sheet and their return will be accounted for as a reduction of such balance, with no effect on working capital. The Company will retain its current undivided 50% working interest in each of the existing properties. Substantially all the cost of lease acquisition and seismic data acquisition had been incurred at the time of Fortune's election. The Company will continue to evaluate certain of the prospects that merit further evaluation or development.

                      ZYDECO ENERGY, INC. AND SUBSIDIARY

  On July 1, 1997, the Company acquired Wavefield Image, Inc. ("Wavefield"), a privately held company that develops and licenses a seismic data processing technique known as Wavefield Imaging Technology. The Company is utilizing Wavefield Imaging Technology in its West Cameron Seismic Project pursuant to a license negotiated in May 1996. The Company issued 100,000 shares of Common Stock to stockholders of Wavefield, including its founder, Dr. Norman S. Neidell, in exchange for all of the outstanding stock of Wavefield. An additional 150,000 shares of Common Stock are expected to be issued to Wavefield's stockholders with respect to a patent for the Wavefield Imaging Technology, for which the Company received notice on July 3, 1997, that the application has been allowed for issuance of a patent by the United States Patent and Trademark Office. The historical operations of Wavefield are not significant to the Company's financial position or results of operations.

  On July 21, 1997, the Company agreed to grant Cheniere an extension until August 8, 1997 to fund an additional $1.9 million in order to maintain their 50% interest in the West Cameron Seismic Project. The amount represents their share of costs incurred or estimated through July 31, 1997. To date, Cheniere has not made the $1.9 million payment. While the Company has not granted Cheniere an extension, the Company has indicated that it would accept such late payment from Cheniere on or before August 29, 1997 (the date payment is due to third parties for certain incurred seismic costs) without reducing Cheniere's 50% project interest. If Cheniere elects to discontinue funding, or is unable to raise further funds to pay for its full share of costs of the West Cameron Seismic Project, the Company currently does not have sufficient funds to pay all of such Project costs when due. If necessary, the Company would use a portion of the proceeds to be received from an anticipated public offering of 3,200,000 common shares in the third quarter of 1997, to pay for such Project expenditures. Such offering proceeds are otherwise anticipated to be used for leasehold acquisition and other general corporate purposes. In the event that Cheniere elects to discontinue funding and the anticipated offering does not occur, the Company would be required to seek funds from another source. In such event, the Company may be required to borrow against its interest in the Project or may sell an interest in the West Cameron Seismic Project to an industry partner in order to finance the costs of the Project.

                      ZYDECO ENERGY, INC. AND SUBSIDIARY

         SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

  The following unaudited information has been provided pursuant to Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities". There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way. Accordingly, reserve estimates are often different from quantities of oil and gas that are ultimately recovered. The Company's proved oil and gas reserves were estimated by Ryder Scott Company, Petroleum Engineers.

PROVED DEVELOPED RESERVE QUANTITIES

  The Company's oil and gas producing activities have been conducted solely in the United States. The Company had no proved undeveloped reserves at December 31, 1996, 1995, or 1994. The following table sets forth the changes in the Company's total proved reserves (all of which are developed) for the periods ended December 31, 1996, 1995, and 1994:

                                                        DECEMBER 31,
                                                  --------------------------
                                                    1996     1995     1994
                                                  --------  -------  -------
                                                         OIL (BBLS)
Total Proved Reserves:
  Proved Oil Reserves at the Beginning of the
   Period........................................   15,899       --       --(1)
  Extensions, Discoveries, and Other Additions...       --   17,017       --
  Revisions of Previous Estimates................   14,339       --       --
  Production.....................................  (20,186)  (1,118)      --
                                                  --------  -------  -------
  Proved Oil Reserves at the End of the Period...   10,052   15,899       --
                                                  ========  =======  =======
                                                         GAS (MCF)
  Proved Gas Reserves at the Beginning of the
   Period........................................  492,000       --       --(1)
  Extensions, Discoveries, and Other Additions...       --  576,546       --
  Revisions of Previous Estimates................  123,678       --       --
  Production..................................... (372,678) (84,546)      --
                                                  --------  -------  -------
  Proved Gas Reserves at the End of the Period...  243,000  492,000       --
                                                  ========  =======  =======
Proved Developed Reserves:
  End of Period--Oil (Bbls)......................   10,052   15,899       --
                                                  ========  =======  =======
  Gas (Mcf)......................................  243,000  492,000       --
                                                  ========  =======  =======

--------
(1) At Inception, March 17, 1994.

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

  The results of operations for oil and gas producing activities for the periods indicated are presented below:

                                    YEAR ENDED DECEMBER    PERIOD FROM INCEPTION
                                            31,              (MARCH 17, 1994)
                                    ---------------------         THROUGH
                                       1996       1995       DECEMBER 31, 1994
                                    ----------  ---------  ---------------------
Oil and Gas Sales.................  $1,422,227   $169,235        $     --
Production (Lifting) Costs........     (22,508)   (27,492)             --
Dry Hole Costs....................    (699,566)  (261,956)        (30,108)
Geological and Geophysical
 Expenses.........................    (967,957)  (398,603)             --
Depreciation, Depletion, and
 Amortization.....................    (592,996)  (153,710)             --
Income Tax Provision (Benefit)....          --         --              --
                                    ----------  ---------        --------
Results of Operations from Oil and
 Gas Producing Activities.........  $ (860,800) $(672,526)       $(30,108)
                                    ==========  =========        ========

CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

  The following table presents total capitalized costs of proved and unproved oil and gas properties and associated accumulated depreciation, depletion and amortization:

                                                             DECEMBER 31,
                                                          --------------------
                                                             1996       1995
                                                          ----------  --------
Proved Oil and Gas Properties, at Cost................... $  300,784  $309,110
Unproved Oil and Gas Properties, at Cost.................    488,290        --
Equipment and Software...................................  1,343,655        --
Less--Accumulated Depreciation, Depletion, and
 Amortization............................................   (955,422) (114,090)
                                                          ----------  --------
Net Capitalized Costs.................................... $1,177,307  $195,020
                                                          ==========  ========

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES

  Presented below are costs incurred in oil and gas property acquisition, exploration and development activities:

                                       YEAR ENDED DECEMBER PERIOD FROM INCEPTION
                                               31,           (MARCH 17, 1994)
                                       -------------------        THROUGH
                                          1996      1995     DECEMBER 31, 1994
                                       ---------- -------- ---------------------
Proved Property Acquisition Costs..... $        7 $ 77,573       $     --
Unproved Property Acquisition Costs...    507,370       --        726,030
Exploration Costs.....................  1,639,519  660,559        174,078
Equipment and Software Additions......    569,973       --             --
                                       ---------- --------       --------
Total for Period...................... $2,716,869 $738,132       $900,108
                                       ========== ========       ========

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVE QUANTITIES

  Future cash inflows from the sale of production of proved reserves, net of estimated production and development costs, as calculated by the Company's independent reserve engineers, are discounted at 10%. The calculations are based on year-end prices and costs and statutory tax rates that relate to existing proved oil and gas reserves in which the Company has mineral interests. Actual oil and gas sales prices continue to be subject to wide fluctuations due to market changes. The standardized measure is not intended to represent the market value of reserves and, in view of the uncertainties involved in the reserve estimation process, including the instability of energy markets, may be subject to material future revisions. See "Note 1-- Organization and Summary of Significant Accounting Policies".

                                    YEAR ENDED DECEMBER    PERIOD FROM INCEPTION
                                            31,              (MARCH 17, 1994)
                                   ----------------------         THROUGH
                                      1996        1995       DECEMBER 31, 1994
                                   ----------  ----------  ---------------------
                                        (UNAUDITED)             (UNAUDITED)
Future Cash Inflows..............  $1,116,568  $1,496,181         $   --
Future Production and Development
 Costs(1)........................     (72,225)    (76,500)            --
Future Income Tax Expense........          --          --             --
                                   ----------  ----------         ------
Undiscounted Future Net Cash
 Flows...........................  $1,044,343  $1,419,681         $   --
Discount.........................     (44,525)   (112,344)            --
                                   ----------  ----------         ------
Standardized Measure of
 Discounted Future Net Cash
 Flows...........................  $  999,818  $1,307,337         $   --
                                   ==========  ==========         ======

--------
(1) Estimated future costs associated with property development and plugging, abandonment, site restoration and dismantlement requirements at December 31, 1996 and 1995 were approximately $32,500.

PRINCIPAL SOURCES OF CHANGE IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

                                   YEAR ENDED DECEMBER     PERIOD FROM INCEPTION
                                           31,               (MARCH 17, 1994)
                                  -----------------------         THROUGH
                                     1996         1995       DECEMBER 31, 1994
                                  -----------  ----------  ---------------------
                                       (UNAUDITED)              (UNAUDITED)
Balance at the Beginning of the
 Period.........................  $ 1,307,337  $       --         $   --
Sales, Net of Operating Costs...   (1,399,719)   (141,743)            --
Net Changes in Prices and
 Production Costs...............      343,316          --             --
Extensions, Discoveries and
 Improved Recovery..............           --   1,449,080             --
Revisions of Quantity Estimates.      685,619          --             --
Accretion of Discount...........      130,734          --             --
Other ..........................      (67,469)         --             --
                                  -----------  ----------         ------
Balance at the End of the
 Period.........................  $   999,818  $1,307,337         $   --
                                  ===========  ==========         ======

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